As confidentially submitted to the Securities and Exchange Commission on August 13, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended __________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from __________________ to ____________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

District Metals Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 907, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3

(Address of principal executive offices)

Marlis Yassin, (604) 288-4430, info@districtmetals.com
Suite 907, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

None	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  Not applicable.

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐              No ☑

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☐

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐  No ☑

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes ☐    No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☑	Other ☐

If "Other" has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow.  Item 17☐  Item 18☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐              No ☐

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares (ha)	Acres	2.471
Metres (m)	Feet (ft)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne (g/t)	Ounces (troy/ton)	0.029

GLOSSARY OF MINING TERMS

Alteration - Any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - Laboratory examination that determines the content or proportion of a specific metal (e.g., silver) contained within a sample.  Technique usually involves firing/smelting.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Dip - The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated - Where minerals occur as scattered particles in the rock.

Exploration - Work involved in searching for ore, usually by drilling or driving a drift.

Felsic - An adjective describing an igneous rock having mostly light coloured minerals and rich in silica, potassium and sodium.

Grade - The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Hydrothermal - The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Intrusion; Intrusive - Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Metallurgy - The study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - Are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral - A naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineral reserve - An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral resource - A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Mineralization - A natural concentration in rocks or soil of one or more metalliferous minerals.

Net Smelter Return Royalty - A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Open Pit - A mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Oxide - A compound of oxygen with another element.

Porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Quartz - Crystalline silica; often forming veins in fractures and faults within older rocks.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sampling - Taking a sample of rock or material in order to test and assay its mineral composition.

Sediments; Sedimentary - Rocks formed by the deposition of sediment or pertaining to the process of sedimentation.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Vein - A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics - Those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth's surface before solidifying.

INTRODUCTION

District Metals Corp. was incorporated under the Business Corporations Act (Alberta) on July 24, 1989 under the name of Consolidated Global Minerals Ltd. and continued in the Province of British Columbia on March 31, 2006.  We are a junior mineral exploration stage company in the business of acquiring, exploring, and evaluating natural resource properties. We are currently focused on further exploration and development of our 100% interest in the exploration stage Tomtebo property (the "Tomtebo Property") located in the Bergslagen Mining District of south-central Sweden comprising three contiguous exploration permits totalling 5,143.86 hectares. We also hold a 100% interest in the Trollberget property, located in the Bergslagen Mining District (together with the Tomtebo Property, the "Properties"), and a 20% interest in the Bakar property located on northern Vancouver Island in British Columbia, Canada (the "Bakar Property"). The Company's common shares (each, a "Common Share") are listed for trading on the TSX Venture Exchange (the "TSXV") under the trading symbol "DMX". As used in this registration statement, the terms "we," "us", "our" "the Company" and "District Metals" mean District Metals Corp. (and its subsidiaries, where applicable).

District Metals Corp. is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are eligible to file this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

Our financial statements appearing in this registration statement are prepared in Canadian dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), as described in Note 2 to the consolidated financial statements for the years ended June 30, 2020 and 2019 and to the consolidated financial statements for the years ended 2019 and 2018. The unaudited interim condensed consolidated financial statements for the nine months ended March 31, 2021 and 2020 have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the IASB. All references in this registration statement to "dollars" or "$" are to Canadian dollars.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect on the last business day of the year indicated based on the posted Bank of Canada exchange rates.

Canadian Dollars as expressed in U.S. Dollars	Year Ended June 30,
	2020	2019	2018
Average rate for period	$1.3427	$1.3237	$1.2701
High for period	$1.4496	$1.3642	$1.3310
Low for period	$1.2970	$1.2803	$1.2128

The daily average exchange rate on August 4, 2021 as reported by the Bank of Canada for the conversion of USD into CDN was USD$1.00 equals $1.2545.

Statements made in this registration statement concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we file any of these documents as an exhibit to this registration statement, you may read the document itself for a complete description of its terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements".  Some, but not all, forward-looking statements can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "planned", "expect", "project", "predict", "potential", "estimate", "targeting", "intends", "believe", and similar expressions, or describes a "goal", or variation of such words and phrases or states that certain actions, events or results "may", "should", "could", "would", "might" or "will" be taken, occur or be achieved, or other similar expressions. This registration statement contains forward-looking statements such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect a stated condition or result to occur. Forward-looking statements herein include, but are not limited to: statements or information concerning the future financial or operating performance of the Company and its business, operations, properties and condition, resource potential, including the potential quantity and/or grade of minerals, or the potential size of a mineralized zone, potential expansion of mineralization, the timing and results of future resource estimates, the amenability of mineralization to produce a saleable concentrate of sufficiently high enough grade and quality to be economic; changes in project parameters as plans continue to be refined; illustrative mine lives of our mineral project interests, the proposed timing and amount of estimated future production, and the illustrative costs thereof; our access to the surface lands overlying our concessions; our ability to comply with permitting and regulatory requirements related to exploration, development and operation of our mineral project interests; our ability to obtain all necessary permits and licences from governmental and non-governmental authorities; our ability to manage and/or mitigate any environmental and/or social risks associated with the development of our project interests to the mining stage, as well as through mine construction and operation; our ability to continue as a going concern; our going-forward strategy; the adequacy of our working capital; the mining assets acquired by the Company being and remaining attractive investment opportunities; our intention to retain all future earnings and other cash resources for the future development and operation of our business; and our intention not to declare or pay any cash dividends in the foreseeable future.

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made. Such factors and assumptions may include, but are not limited to: the future prices of precious metals, the price of other commodities such as coal, fuel and electricity, currency exchange rates and interest rates; favourable operating conditions, political stability, timely receipt of governmental approvals, licences and permits (and renewals thereof); access to necessary financing; stability of labour markets and market conditions in general; availability of equipment; the accuracy of mineral resource estimates and preliminary economic assessments; estimates of costs and expenditures to complete our programs and goals; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization and with respect to our Properties; there being no significant disruptions affecting the development and operation of the project, including due to the pandemic of the novel coronavirus ("COVID-19"); and the execution of the work expenditures as contemplated by the Amended Bakar Sale Agreement (as defined below).

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation:

  we have no history of earnings or profitability and have no source of operating cash flow and there can be no assurance that we will ever generate earnings or achieve profitability;
  there is no assurance that we will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to us;
  our mineral properties are in early exploration stages and are without a known body of commercially exploitable resources;
  exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines;
  we require substantial expenditures to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources;
  we currently have only one material project, the Tomtebo Property, and, in the absence of additional mineral projects, we are solely dependent upon its exploration and development for future revenue and profits;
  there is no assurance that our drill program at the Tomtebo Property. planned to start in early-October 2021, will proceed as planned;
  there is no assurance that our acquisitions of the Svärdsjö Property (as defined below) and the Gruvberget Property (as defined below) will close;
  estimates of mineralization are inherently imprecise, as they depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable;
  our assets and activities are subject to extensive Canadian and Swedish federal, provincial, territorial and local laws and regulations governing various matters and the failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements;

  we will actively compete for resource acquisitions, exploration leases, licences, concessions, and skilled industry personnel with a substantial number of other mining companies, many of which have significantly greater financial resources than we do;
  in the event of the departure of a senior officer, we may not be successful in attracting and retaining qualified successors;
  although we have or will receive title opinions for any material properties in which we have an interest, there is no guarantee that title to such properties will not be challenged or impugned;
  members of our board of directors (the "Board") may become directors of other reporting companies or have significant shareholdings in other resource companies and may have a conflict of interest;
  we may not be able to obtain or renew permits that are necessary to our operations;
  environmental and other regulatory requirements may adversely affect our future operations, including exploration and development activities and commencement of production on our mining properties;
  any changes in government policy may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital and such changes may adversely affect our operations;
  the securities markets in Canada and the United States, and the TSXV in particular, have experienced a high level of price and volume volatility and it is unlikely our shareholders will receive a dividend on Common Shares;
  any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies;
  the lack of availability on acceptable terms or the delay in the availability of required infrastructure could prevent or delay the exploration or development of our mineral properties;
  the price of the Common Shares, our financial results, exploration and development activities may in the future be adversely affected by declines in the prices of certain minerals;
  our operations in Sweden make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results;
  the Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit;
  our IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft;
  our business, operations, and financial condition, and the market price of the Common Shares could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent COVID-19 pandemic; and
  the factors described in this registration statement under "Risk Factors".

You are cautioned not to assume that this list of risk factors is exhaustive.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

You should not place undue reliance on forward looking statements. We do not undertake to update forward looking statements, except as otherwise required by applicable securities legislation.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Name	Position	Business Address
Garrett Ainsworth	President, Chief Executive Officer, and Director	Suite 907, 1030 West Georgia St. Vancouver, British Columbia V6E 2YE
Joanna Cameron	Director	Suite 907, 1030 West Georgia St. Vancouver, British Columbia V6E 2YE
Jonathan Challis	Director	Suite 907, 1030 West Georgia St. Vancouver, British Columbia V6E 2YE
Doug Ramshaw	Director	Suite 907, 1030 West Georgia St. Vancouver, British Columbia V6E 2YE
Marlis Yassin	Chief Financial Officer	Suite 907, 1030 West Georgia St. Vancouver, British Columbia V6E 2YE
Maria Wells	Corporate Secretary	Suite 907, 1030 West Georgia St. Vancouver, British Columbia V6E 2YE

B. Advisers

Not applicable.

C. Auditors

Smythe LLP, Chartered Professional Accountants, are currently and have been our independent auditors for the past three fiscal years. The business address of Smythe LLP is 1700 - 475 Howe St., Vancouver, BC V6C 2B3. Smythe LLP is independent of District Metals Corp., in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the United States Public Company Accounting Oversight Board.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved.

B. Capitalization and Indebtedness

The table below presents our capitalization and indebtedness as of March 31, 2021 in accordance with IFRS. You should read this table in conjunction with Item 5, "Operating and Financial Review and Prospects", Item 17 "Financial Statements", related notes and other financial information contained elsewhere in this registration statement.

March 31, 2021
(unaudited)
Total indebtedness (long and short term)	$321,013
Shareholders' equity
Common shares, without par value
Authorized: unlimited
Issued and outstanding: 75,869,223	63,540,345
Reserve	2,262,979
Accumulated deficit	(58,420,034)
Total shareholders' equity	$7,383,290
Total capitalization	$7,704,303

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

There are a number of risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking statements. These include widespread risks associated with any form of business and specific risks associated with our business and our involvement in the mineral exploration and development industry.

This section describes risk factors identified as being potentially significant to us and our material properties. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results of operations, plans and prospects.

Risks Associated with Our Operations and Mineral Exploration

The loss of key personnel could adversely affect our operations.

Our senior officers are critical to our success. In the event of the departure of a senior officer, there can be no assurance that we would be successful in attracting and retaining qualified successors. Recruiting qualified personnel as we grow is critical to our success. The number of persons skilled in the acquisition, exploration, and development of mining properties is limited, and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, engineering, geological and other personnel. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and our financial condition. We are particularly at risk at this stage of our development as we rely on a small management team, the loss of any member of which could cause severe adverse consequences.

The natural resource industry is highly competitive, and our failure to successfully compete could have a material adverse effect on our business, financial condition, or results of operations.

We will actively compete for resource acquisitions, exploration leases, licences, concessions, and skilled industry personnel with a substantial number of other mining companies, many of which have significantly greater financial resources than us. Our competitors will include major integrated mining companies and numerous other independent mining companies and individual producers and operators, some of which may have greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than we have to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect our ability to acquire suitable new properties in the future. Competition could also affect our ability to raise financing to fund the exploration and development of our properties or to hire qualified personnel. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, or results of operations.

We may be unable to obtain the substantial funds required to continue our operations.

Substantial expenditures are required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Reserves and Mineral Resources. Although significant benefits may be derived from the discovery of a major mineralized deposit, we may not discover minerals in sufficient quantities or grades to justify a commercial mining operation and the funds required for development may not be obtained on a timely basis or may not be obtainable on terms acceptable to us. Estimates of mineral reserves and mineral resources can also be affected by environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grades of minerals ultimately mined may differ from those indicated by drilling results. Material changes in mineral reserve or mineral resource estimates, grades, stripping ratios or recovery rates may affect the economic viability of any project.

We operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on our operations.

Our mineral properties are in early exploration stages and are without a known body of commercially exploitable resources. Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management's capacity to execute and implement its future plans. The discovery of mineral deposits is dependent upon several factors, not the least of which are the technical skills of the exploration personnel involved and the capital required for the programs. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon several factors, most of which are beyond our control and may result in the Company not receiving adequate return on investment capital.

We have no known mineral reserves or mineral resources on our properties, which could have a negative effect on our operations and valuation.

There are no known bodies of commercial minerals on our mineral properties. The exploration programs undertaken and proposed constitute an exploratory search for mineral resources and mineral reserves or programs to qualify identified mineralization as mineral reserves. There is no assurance that we will be successful in our search for mineral resources and mineral reserves or that our operations will be profitable in the future. There is no certainty that the expenditures to be made by us in the exploration of our properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. If we are unsuccessful in our exploration efforts, we may be forced to acquire additional projects or cease operations.

We have a limited operating history.

We have no history of earnings or profitability. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complication, and delays frequently encountered in connection with the establishment of any business. We will have limited financial resources and there is no assurance that additional funding will be available to us for further operations or to fulfill our obligations under applicable agreements. There is no assurance that we will be able to generate revenues, operate profitably, or provide a return on investment, or that we will successfully implement our plans.

We conduct mineral exploration in two countries which impose significant governmental regulations on us and which could have a negative effect on our operations and valuation.

Our assets and activities are subject to extensive Canadian and Swedish federal, provincial, territorial and local laws and regulations governing various matters, including, but not limited to: land access, use and ownership; water use; environmental protection; social consultation and investment; management and use of toxic substances and explosives; rights over and management of natural resources, including minerals and water; prospection, exploration, development and construction of mines, production and reclamation; exports and imports; taxation; mining royalties; restrictions on the movement of capital into and out of Sweden (which could impact our ability to repatriate funds to Canada); importation of equipment and goods; transportation; hiring practices and labour standards by the Company and contractors, as well as occupational health and safety, including mine safety; reporting requirements related to investment, social and environmental impacts, health and safety, and other matters; processes for preventing, controlling or halting artisanal or illegal mining activities; and historic and cultural preservation.

The costs and efforts associated with compliance with laws and regulations are already substantial and future laws and regulations, changes to existing laws and regulations or more stringent application and enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, delays in the development of our properties, and even restrictions on or suspensions of our operations. Moreover, these laws and regulations may allow governmental authorities and private parties to bring complaints or lawsuits against us based upon alleged damage to properties and/or injury to persons resulting from the environmental, health and safety impacts of our past and current operations, or possibly even actions or inaction by parties from whom we acquired our property, and could lead to the imposition of substantial financial judgments, fines, penalties or other civil or criminal sanctions.

While we seek to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on our operations or business. Furthermore, increasing complexity of mining laws and regulations may render us incapable of strict compliance.

We may fail to obtain required permits and licenses which could adversely impact our operations and profitability.

In the ordinary course of business, we are required to obtain new governmental permits as well as renew permits for exploration and development activities and any ultimate development, construction, and commencement of new mining operations. Obtaining or renewing necessary permits can be a complex and time-consuming process, which at times may involve several political jurisdictions and different government agencies that may not have the necessary expertise, resources or political disposition needed for efficient and timely processing and may require public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by permitting authorities and timeframes for agency decisions. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can recover from the Properties (as defined herein) once in production. Any unexpected delays or costs associated with the permitting process could slow exploration and/or development or impede the eventual operation of a mine and could adversely impact our operations and profitability.

We may be unable to successfully identify suitable acquisition candidates and partners, negotiate acceptable terms or integrate their operations with ours.

We will evaluate from time-to-time opportunities to acquire or enter into joint ventures in respect of mining assets and businesses. These acquisitions and joint ventures may be significant in size, may involve granting rights to third parties, may change the scale of our business and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition and joint venture activities will depend on our ability to successfully negotiate arrangements, identify suitable acquisition and joint venture candidates and partners, acquire or enter into a joint venture with them on acceptable terms and integrate their operations successfully with ours.

Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of our present shareholders or of our interests in our subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

We may experience risks relating to the closing of acquisitions.

We may experience risks relating to the challenges and costs of closing an acquisition, including the risk that an announced transaction may not close. In particular, our acquisitions of the Svärdsjö Property (as defined below) and the Gruvberget Property (as defined below) have not yet closed. Although we have no reason to believe that these acquisitions will not close, there is a possibility that these acquisitions may not close. Any combination of the failure to complete the foregoing transactions could have a material adverse effect on us and would prevent us from realizing the anticipated benefits of such transaction(s).

We may be unable to protect our information systems or prevent cyber-attacks and security breaches.

Our operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism, and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Our inability to access adequate infrastructure for our exploration, development and processing activities could negatively affect our business, financial condition, results of operations, cash flows or prospects.

Exploration, development and processing activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the exploration or development of our mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of our mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, civil unrest, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect our ability to carry out exploration and future development operations and could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

We are subject to political regulatory risks which may adversely affect our ability to continue to explore, develop and operate our properties.

Any changes in government policy may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both our ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as our ability to continue to explore, develop and operate those properties in which we have an interest or in respect of which we have obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

We are subject to substantial environmental requirements which could cause a restriction or suspension of our operations.

Environmental and other regulatory requirements will affect our future operations, including exploration and development activities and commencement of production on our mining properties. Such projects will require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing exploration, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may require that environmental impact studies be conducted before permits can be obtained, may be necessary prior to operation of our mining properties and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of ore extraction facilities at our mining properties on terms which enable operations to be conducted at economically justifiable costs.

Our failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of the mining exploration activities and may have civil or criminal fines or penalties imposed on us for violations of applicable laws or regulations and environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or exploration costs or require abandonment or delays in the exploration or future development of new mining properties.

Our mineralization estimates may be inaccurate, which could negatively impact our projected revenues and cause us to fail to obtain the necessary capital to operate.

Unless otherwise indicated, mineralization figures presented by the Company in filings with securities regulatory authorities, press releases and other public statements that may be made from time to time, are based upon estimates made by our personnel and independent geologists. These estimates are inherently imprecise, as they depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. As a result, there can be no assurance that mineral resource or other mineralization figures or estimates of costs (including initial capital costs and initial capital intensity) and expenses will be accurate, nor that the resource mineralization could be mined or processed profitably.

We are dependent on a single material mineral property, and our failure to explore and develop this property would adversely affect our future revenue and profits.

We currently have only one material project, the Tomtebo Property, and, in the absence of additional mineral projects, we are solely dependent upon its exploration and development for future revenue and profits. Should additional exploration and development of the Tomtebo Property not be possible or practicable for political, engineering, technical or economic reasons, then our business and financial position will be significantly and adversely affected.

We have no guarantee of clear title to our mineral properties, and we could lose title and ownership of our properties, which would have a negative effect on our operations and valuation.

Although we have or will receive title opinions for any material properties in which we have an interest, there is no guarantee that title to such properties will not be challenged or impugned. Our properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to our title to a property or to the precise area and location of a property could cause delays or stoppages to our exploration activities or loss of our rights to explore, develop and extract any ore on that property without reimbursement to us. Any such delays, stoppages or loss of title would likely have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to a variety of civil or other legal proceedings, which may adversely affect our business, operating results or financial condition.

The Company and/or our directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of our business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Financing Risks

We have negative operating cash flow and are dependent on third-party financing.

We do not have a source of operating cash flow and there can be no assurance that we will ever generate earnings or achieve profitability. Accordingly, we are dependent on third-party financing to continue exploration activities, maintain capacity, and satisfy contractual obligations. We have negative cash flow from operating activities in our most recently completed financial year, and proceeds from any financings will be used to fund anticipated negative cash flow from operating activities in both current and future periods. The amount and timing of expenditures will depend on several factors, including in material part the progress of ongoing exploration, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the entering into of any strategic partnerships, and the acquisition of additional property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our properties or require us to sell one or more of our properties.

We may be unable to obtain the additional funding we need to continue our operations.

We will be dependent on third-party financing, whether through debt, equity or other means. There is no assurance that we will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to us. Volatile resource markets, a claim against the Company, a significant event disrupting our business or other factors may make it difficult or impossible to obtain financing through debt, equity or other means on favorable terms, or at all. In addition, any future financing may also be dilutive to our existing shareholders.

We operate in Sweden and are subject to currency fluctuations which could have a negative effect on our operating results.

We report our financial results and maintains our accounts in Canadian dollars. Our operations in Sweden make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results. We have not hedged our exposure to currency fluctuations and, accordingly, we may suffer losses due to adverse foreign currency fluctuations.

We may be unable to continue as a going concern.

Our consolidated audited financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The assessment of our ability to continue as a going concern and to raise sufficient funds to pay for our ongoing operating expenditures and meet our liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability.

Risks Relating to our Common Shares

The market for our Common Shares is subject to volume and price volatility which could negatively affect a shareholder's ability to buy or sell our Common Shares.

In recent years, the securities markets in Canada and the United States, and the TSXV in particular, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the Common Shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows, or earnings.

The price of our Common Shares may be adversely affected by declines in the prices of certain minerals.

The price of the Common Shares, our financial results, exploration, and development activities may in the future be adversely affected by declines in the prices of certain minerals. Prices for minerals fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of commodities by various central banks and financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends. Our future revenues, if any, are expected to be in large part derived from mining and sale of precious and base metals or interests in properties related thereto. The effect of these factors on the price of precious and base metals, and therefore the economic viability of any of our exploration projects, cannot accurately be predicted.

We do not intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

Because we have no near-term plans to pay cash dividends on our Common Shares, investors must look solely to share appreciation for a return on their investment. We anticipate retaining all available funds and any future earnings to finance our further growth and there is no expectation that we will declare or pay any cash dividends on our Common Shares in the near term. Accordingly, investors will only see a return on their investment if the value of our Common Shares appreciates.

We believe that we are a passive foreign investment company ("PFIC"), which may have an adverse material effect on U.S. Holders.

We believe that we were a PFIC during the tax year ended June 30, 2020 and, based on current business plans and financial expectations, may be a PFIC in our current tax year and subsequent tax years, which may have a material adverse effect on U.S. Holders, as defined under Item 10.E "Taxation-Certain United States Federal Income Tax Consequences" below.  United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a qualified electing fund under Section 1295 of the Internal Revenue Code of 1986, as amended (the "Code"), or a mark-to-market election under Section 1296 of the Code. Additional adverse rules would apply to U.S. Holders for any year in which we are a PFIC, and we own or dispose of shares in another corporation which is a PFIC. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a qualified electing fund, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that we are a PFIC, and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.

The foregoing paragraph is qualified in its entirety by the discussion below in Item 10.E "Taxation-Certain United States Federal Income Tax Consequences".  Each U.S. Holder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. securityholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult for securityholders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated under the Business Corporations Act (Alberta). A majority of our directors and officers are residents of Canada or other countries and all of our assets and our subsidiary are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Certain of our officers and directors may have conflicts of interest, which could have a negative effect on our operations.

Members of the Board may become directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, the Board may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

General Risks

We are subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.

Our business, operations, and financial condition, and the market price of our Common Shares could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines, and a general reduction in consumer activity in a number of countries. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. Such public health crises can result in volatility and disruptions in the supply and demand for minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. The risks to us of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, the extent to which COVID-19 will or may impact us is uncertain and these factors are beyond our control; however, it is possible that COVID-19 may have a material adverse effect on our business, results of operations, and financial condition and the market price of the Common Shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Overview

We are a junior mineral exploration stage company in the business of acquiring, exploring, and evaluating natural resource properties. We are currently focused on further exploration and development of our Properties in Sweden.

Our corporate office is located at Suite 907, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3. The Company's registered office is located at Suite 1200, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Internet site is https://www.districtmetals.com/.

Events in the Development of the Business

We were incorporated under the Business Corporations Act (Alberta) on July 24, 1989 under the name of Consolidated Global Minerals Ltd. and continued in the Province of British Columbia on March 31, 2006. On June 27, 2016, we were listed on the NEX branch of the TSXV (the "NEX") under the trading symbol "MK.H". At this time, we held no mineral property interests, had no active business, and had no source of revenue.

On May 1, 2019, we entered into a purchase agreement with Longford Capital Corp. and James Douglas Rogers to acquire a 100% interest in the Bakar Property (subject to a 2% net smelter return royalty) for $50,000 cash and the issuance of 1,250,000 Common Shares (the "Bakar Purchase Agreement").

On May 24, 2019, we announced the acquisition of additional mineral claims contiguous to the northwest and southeast of the Bakar Property, increasing the size of the property from 1,349 hectares to 15,687 hectares at a cost of approximately $25,000. We then commissioned Geotech Ltd. to complete an airborne Versatile Time Domain Electromagnetic Plus survey on the Bakar Property, which included a large portion of the newly acquired mineral claims.

On July 12, 2019, we completed the acquisition of the Bakar Property and filed a technical report on the property in Canada in accordance with Canadian legal requirements. On July 16, 2019, we changed our name from MK2 Ventures Ltd. to District Metals Corp. and transferred from the NEX to the TSXV as a Tier 2 Mining Issuer under the new symbol "DMX" on July 17, 2019.

On February 28, 2020, we announced a definitive purchase agreement with Viad Royalties AB ("Viad"), a wholly-owned subsidiary of EMX Royalty Corp. ("EMX"), pursuant to which we agreed to purchase a 100% interest in the Properties.

On May 8, 2020, we received acceptance in principle from the TSXV of our acquisition of 100% interest of the Properties pursuant to our definitive purchase agreement with Viad.

On May 20, 2020, we announced a non-brokered private placement offering of up to 15,000,000 Common Shares at a price of $0.12 per share to raise gross proceeds of up to $1,800,000 (the "May 2020 Private Placement"). On May 22, 2020, we exercised our option to increase the size of the May 2020 Private Placement to up to 20,000,000 Common Shares at a price of $0.12 per share to raise gross proceeds of up to $2,400,000.

On June 8, 2020, we announced the closing of the Private Placement at a price of $0.12 per share for gross proceeds of $2,400,000.

On June 30, 2020, we completed our acquisition of a 100% interest of the Properties from Viad (the "Transaction"). In connection with the closing of the Transaction, we entered into a services agreement dated March 13, 2020 among us, Vector Geological Solutions Inc. (the "Consultant") and Daniel MacNeil, as principal of the Consultant. Pursuant to this services agreement, we issued 466,390 Common Shares to the Consultant and agreed to issue up to an additional 33,610 Common Shares on the issuance of at least 448,134 Common Shares pursuant to a top-up right, on or before 12 months following the closing date. The Consultant is at arm's length to the Company.

Pursuant to an amended and restated purchase agreement dated June 29, 2020 (the "Amended Tomtebo Purchase Agreement") among us, our wholly-owned subsidiary, District Metals, AB ("District Metals AB"), Viad and EMX, the parties agreed that due to the requests for transfer of the mineral licences to District Metals AB being delayed as a result of the global COVID-19 pandemic, the mineral licences would be held in trust for us pending approval, during which time we will have unrestricted access to the Tomtebo Property for exploration.

On August 18, 2020, we announced the execution of a definitive agreement with Sherpa II Holdings Corp. dated August 17, 2020, as amended September 23, 2020 (the "Amended Bakar Sale Agreement"), for the sale of our high-grade copper-silver Bakar Property located on northern Vancouver Island in British Columbia. Under the Agreement, effective December 18, 2020 Sherpa II acquired an 80% interest in the Bakar Property from us for a cash payment, the issuance of shares to us, and work expenditures.

On December 30, 2020, we closed a brokered private placement of units raising aggregate gross proceeds of $4,750,000 by issuing a total of 15,833,333 units at a price of $0.30 per unit (the "December 2020 Private Placement").  Each unit consisted of one Common Share and one half of one warrant. Each full warrant (a "Warrant") is exercisable for a period of 24 months to acquire one additional Common Share for $0.42 per Common Share; provided, that if, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of our Common Shares on the TSXV is equal to or greater than $0.70 for 10 consecutive trading days, we may, within 15 days of the occurrence of such event, deliver a notice to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice (the "Accelerated Exercise Period"). Any unexercised Warrants shall automatically expire at the end of the Accelerated Exercise Period. In consideration for its services, the agent for the December 2020 Private Placement received a cash commission of $255,000 and was issued 850,000 compensation options, with each such compensation option entitling the holder to purchase one unit of the Company at a price of $0.30 per unit for a period of 24 months from the date of issuance. On May 12, 2021, the Company issued 2,400 Common Shares and 1,200 Warrants in connection with the exercise of compensation options. On December 30, 2020, we also issued 253,366 Common Shares to EMX pursuant to the top-up right contained in its shareholder rights agreement with us. As a result of this financing, EMX's top-up right terminated in accordance with its terms.

On July 22, 2021, we announced a definitive purchase agreement with Viad, pursuant to which we agreed to purchase a 100% interest in the Svärdsjö Property, an advanced stage exploration property located northwest of Stockholm, Sweden (the "Svärdsjö Property").

On July 28, 2021, we announced a definitive purchase agreement with Explora Mineral AB ("Explora"), pursuant to which we agreed to purchase a 100% interest in the Gruvberget Property, an advanced stage exploration property located northwest of Stockholm, Sweden (the "Gruvberget Property").

Principal Capital Expenditures and Divestitures

During the three fiscal years ended June 30, 2020, 2019 and 2018, we made the following expenditures and issuances:

  On June 1, 2018, we issued 4,400,000 units to purchasers for a per-unit price of $0.125 for gross proceeds of $550,000. Each unit consisted of one Common Share and one share purchase warrant entitling the holder to purchase one Common Share for $0.15 for a period of 12 months from the issuance date.

  On May 1, 2019, pursuant to the Bakar Purchase Agreement, we agreed to a 2% net smelter return royalty to be paid $50,000 in cash and issue 1,250,000 Common Shares to Longford Capital Corp. and James Douglas Rogers.

  On May 24, 2019, we acquired additional mineral claims contiguous to the northwest and southeast of the Bakar Property, increasing the size of the property from 1,349 hectares to 15,687 hectares at a cost of approximately $25,000.

  On May 28, 2019, we issued 40,000 Common Shares for proceeds of $6,000 upon the exercise of share purchase warrants at $0.15 per Common Share. Our share price on the date of exercise was $0.16 and we incurred $328 of share issuance costs. As of the date of this registration statement, there are no share purchase warrants outstanding.

  On June 8, 2020, pursuant to the May 2020 Private Placement, we issued 20,000,001 Common Shares for gross proceeds to us of $2,400,000.

  On June 30, 2020, as consideration for the Transaction, we (a) issued to EMX 5,882,830 Common Shares; (b) paid to EMX cash consideration of $35,000; (c) granted to EMX a 2.5% net smelter return royalty on each of the Properties as described in our news release dated February 28, 2020; and we (d) entered into a shareholder rights agreement with EMX pursuant to which, among other things, EMX was granted a board nomination right, a top-up right, which has since expired, and a pre-emptive right. See Item 10.C.

  On June 30, 2020, we issued 466,390 Common Shares to the Consultant and Daniel MacNeil as principal of Vector, pursuant to a services agreement between us and the Consultant.

During the three fiscal years ended June 30, 2020, 2019 and 2018, we made one divestiture pursuant to the Amended Bakar Sale Agreement, as described above under Item 4.A "History and Development of the Company- Events in the Development of the Business". In connection with closing the sale of an 80% interest in the Bakar Property on December 18, 2020 in accordance with the Amended Bakar Sale Agreement, we received $50,000 in cash and 1,000,000 common shares of Sherpa II.

The spring 2021 drill program was focused on the historic Tomtebo Mine with 5,611 meters in 22 holes where detailed geophysical, geochemical, and geological work conducted by the Company has identified significant coincident anomalies, that, in combination with historic drill results, have developed high priority targets. Borehole electromagnetic surveys (BHEM) will be conducted on all of the holes completed, which is an important modern technology used to detect "off-hole" conductive sulphide mineralization that has never been previously carried out on the Tomtebo Property. The overall objective of this drill program will be to further establish the potential presence of a large polymetallic mineralized system that is presently daylighting at the historic Tomtebo Mine.

The spring 2021 drill program of 5,611 m with BHEM surveys had a budget of $1.7 million, which was fully funded by the Company's $4.75 million financing that closed on December 30, 2020.

B. Business Overview

We are a junior resource issuer advancing our flagship Tomtebo Property located in the Bergslagen Mining District of south-central Sweden. We also hold a 100% interest in the Trollberget Property, located in the Bergslagen Mining District of south-central Sweden, and a 20% interest in the Bakar Property located on Vancouver Island in British Columbia, Canada. As described above under Item 4.A "History and Development of the Company", we entered into the Amended Bakar Sale Agreement to sell 80% of our interest in the Bakar Property in August 2020, which completed in December 2020.

Our operations are not generally seasonal as we can conduct exploration on our properties year-round.

We own no producing properties and, consequently, have no current operating income or cash flow from the properties we hold, nor have we had any income from operations in the past three financial years. As a consequence, our operations are primarily funded by equity financings.

Our Tomtebo and Trollberget mineral licenses are in good standing until 2022 (expiring between April and September 2022). An extension of these licenses for an additional three years is expected to cost approximately $42,000.

Our drilling contract is the most material to District Metals in terms of spend amount and having the ability to carry out drilling, crucial for the advancement of our mineral licenses.

We compete with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See Item 3.D "Risk Factors" above for more information.

Our current and future operations are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, greenhouse gas emissions, protection and remediation of the environment, reclamation, mine safety, toxic substances, and other matters. Compliance with such laws and regulations increases costs and may cause delays to the exploration and development process. See Item 3.D "Risk Factors" above and Item 4.D "Property, Plants and Equipment" below for more information.

The Company's plan of operations for the second half of calendar-year 2021 will largely depend on the drill results from the spring 2021 program at the Tomtebo Property. The spring 2021 drill program was completed in late-June 2021 with all of the assays expected to be returned between mid-July and mid-August 2021. Upon receipt of drill assay results, 3D modeling and whole rock geochemistry will be utilized in conjunction with the BHEM survey results to confirm drill targets for a minimum 5,000 m drill program at Tomtebo planned to start in early-October 2021.

The Swedish Minerals Act (No. 45 of 1991) (the "Minerals Act") is the principal law regulating the mining industry and it governs the procedure for acquiring exploration permits and exploitation commissions on land, irrespective of who owns the land to be explored or exploited. Detailed provisions of the application process and fees can be found in the Minerals Ordinance (No. 285 of 1992). The principal regulatory body is the Bergsstaten (the "Mining Inspectorate").

The Swedish Environmental Code (No. 808 of 1998) is applicable in matters concerning the granting of a concession, which means that an environmental impact assessment (EIA) must be appended to an application for a concession. A permit for exploitation must always be granted under both the Minerals Act and the Environmental Code. The principal regulatory bodies are the County Administrative Board and the Land and Environmental Court, both who have the possibility to grant different permits under the Environmental Code.

The Planning and Building Act (No. 900 of 2010) contains provisions that regulate building and construction. Exploration work can be affected by the Off-road Driving Act (No. 1,313 of 1975) and the Heritage Conservation Act (No. 950 of 1988).

Both exploration and exploitation permits are granted under the Minerals Act to qualified applicants entirely irrespective of who owns the land to be explored or exploited. An exploration permit is granted for a specific area of land where there is some likelihood of a successful discovery being made. The area covered by the permit must be of a suitable shape and size and no larger than can be explored by the permit holder in an appropriate manner. An exploration permit gives access to land for exploration work that does not harm the environment or prejudice the use of the land and entails a preferential right to an exploitation concession. The rule is such that the party that applies first is given priority and therefore it is required that the first application is complete and will not need to be supplemented at a later time, because this can result in complications for the assessment of which party applied first.

An exploration right is valid for a period of three years and can be prolonged for a maximum of 15 years. The conditions for extension gradually become more severe. The conditions for extension concern the likelihood of finding minable minerals and the amount of exploration already conducted.

All of the Tomtebo and Trollberget mineral licenses are in good standing and duly registered with District Metals AB as holder.  In order for the licenses to remain valid (by prolongation every three years), the holder is expected to undertake continuous exploration work. In order to start exploration, the holder must have a work plan approved by the Mining Inspectorate and must provide collateral security for any claims from landowners or other third parties in case of damage to property or infringement of rights. The work plan must be served to the owners of the property where the work will be carried out and to any special stakeholders concerned. Any dispute regarding a work plan will be decided by the Mining Inspectorate's chief mining inspector (the "Chief Mining Inspector"). The holder of an exploration permit must also pay certain administrative fees which relate to the size of the licensed area. These fees are payable in advance upon each prolongation of the licenses.

The Minerals Act contains provisions regarding various obstacles to exploration work; for example, protected sites and nearby residential areas. In such cases, exploration work may require consent from the parties concerned or from governmental authorities specified in the Minerals Act. In addition, the Minerals Act applies in parallel with other legislation, which means that activities regulated in the Minerals Act must always be carried out in compliance with other relevant laws. Certain activities may therefore require special permits, notifications, exemptions or investigations involving other authorities.

If, at the end of a license period, no or limited exploration work has taken place, the holder must be able to convince the Mining Inspectorate that there was a good reason for the inactivity, or the license may not be renewed.

In case of the Company's (or its subsidiary's) non-compliance or default in relation to the terms of the licenses, current legislation on exploration and exploitation or similar non-compliance, a number of consequences could occur, apart from the obvious risk that the licenses will not be renewed upon expiry.

An exploration permit can be revoked if the holder fails to fulfil their duties according to the Minerals Act or according to stipulations in the exploration permit. The exploration permit can also be revoked if the holder carries out work in violation of the conditions stated for allowing the work. If the holder violates the conditions intentionally or negligently or commences exploration work without providing a valid work plan or collateral security, management individuals can be fined or imprisoned for a maximum of six months.

If exploration work is carried out in such a way that there is an obvious danger to public or individual interests, the Chief Mining Inspector may prohibit the work. Such a prohibition to carry out exploration work applies immediately from the date of issue. If exploration work is started without collateral security being provided or if a road is being built without the permission of the Chief Mining Inspector, the Swedish Enforcement Authority (Kronofogden) may, on application by the owner or owners of the land, issue special administrative assistance for the work to be cancelled or for the land to be restored at the expense of the exploration permit holder. If the permit holder does not follow the conditions as laid out by the Chief Mining Inspector or does not provide them with the information required to enable them to carry out a control of the site it is within the Chief Mining Inspector's authority to impose an injunction. This also applies if the permit holder refuses to grant the Chief Mining Inspector access to facilities or places where activities covered by the Minerals Act are conducted to the extent necessary for supervisory control to take place.

Furthermore, the Environmental Code contains a number of provisions regarding penalties and forfeiture, environmental sanctions as well as provisions regarding compensation and damages. Violations of other legislation, for example violations of the Off-Road Driving Act, may also result in fines or other penalties.

C. Organizational Structure

We have one subsidiary, District Metals AB, a company entered into under the laws of Sweden, which entered into the Amended Tomtebo Purchase Agreement with respect to the Tomtebo and Trollberget exploration projects. We directly own 100% of the issued and outstanding shares in District Metals AB.

D. Property, Plants and Equipment

Summary Disclosure Regarding All Mineral Properties

We currently hold interests in three mineral properties, each of which is in the exploration stage:

  a 100% interest in the Tomtebo Property, located in the Bergslagen Mining District of south-central Sweden comprising three contiguous exploration permits totalling 5,143.86 hectares. We consider the Tomtebo Property to be our only material property;

  a 100% interest in the Trollberget Property, also located in the Bergslagen Mining District; and

  a 20% interest in the Bakar Property, located on Vancouver Island in British Columbia, Canada.

At the present time, we have not identified any mineral resources or mineral reserves on any of our mineral properties. None of our properties has been in production in the last three fiscal years.

For more information regarding the Tomtebo Property, see "Tomtebo Property - Our Material Property" below.

For more information regarding the Trollberget Property and Bakar Property, see "Non-Material Properties" below.

Tomtebo Property - Our Material Property

We consider the Tomtebo Property to be our material property.

Property Description, Location, and Access

The Tomtebo Property consists of three contiguous exploration permits totaling 5,143.86 hectares in the Bergslagen mining district of south-central Sweden, approximately 190 kilometers from Stockholm, Sweden.

The concessions are owned by the Swedish-registered company, Viad, a wholly-owned subsidiary of EMX. Pursuant to the Transaction, we agreed to purchase a 100% interest in the Tomtebo Property from Viad.

The Tomtebo Property is largely accessible via paved and unpaved roads. The climate is mild, and seasonal rains occur from December to March with exploration possible all year round. The Tomtebo Property falls between the fully serviced town of Säter (population 4,429) to the North East and Smedjebacken (population 5,100) to the South West in Dalarna County.

The Tomtebo Property consists of three contiguous exploration licences, as listed in Table 1 and shown on Figure 1 below. The Tomtebo Property covers a total of 5,143.86 ha, where multiple zones of VMS-style mineralization occur. Table 2 below shows the payments to be made under the mining laws to keep the licences.

To retain the Tomtebo Property, we must: (i) incur $1,000,000 of eligible expenditures on the Properties within two years of the closing of the Transaction; and (ii) complete a minimum of 2,000 meters of drilling within three years of completion of the Transaction and an aggregate of 5,000 meters within five years of completion of the Transaction. We have completed all expenditure and drilling requirements to retain the Tomtebo Property.

In addition, upon announcement of each of a mineral resource estimate and preliminary economic assessment, we will pay to EMX a fee of $275,000 and, in the absence of both a mineral resource estimate and/or preliminary economic assessment, an aggregate of $550,000 upon a development decision, in each case, in either cash or Common Shares (based on the higher of the 20 day volume weighted average trading price of our Common Shares and the discounted market price).

We will grant EMX a 2.5% net smelter return royalty on each of the Properties, subject to an option to repurchase up to 0.5% of the royalty for $2,000,000 at any time within six years of the closing of the Transaction and in respect of which we will make annual advance royalty payments of $25,000 commencing on the third anniversary of the closing of the Transaction, with each payment increasing by $10,000 per year subject to maximum of $75,000 per year. The advanced royalty payments are secured by a pledge of all of the issued and outstanding securities of District Metals AB. A default of the advanced royalty payments could result in forfeiture of the Properties to EMX.

Table 1 - Tomtebo Land Tenure Summary

Item	Tomtebo nr 201	Tomtebo nr 203	Nyberget nr 101
Mineral	Au, Ag, Cu, Zn, Pb	Au, Ag, Cu, Zn, Pb	Au, Ag, Cu, Zn, Pb
Licence ID	2018:106	2018:107	2018:85
Area (ha)	268.01	3,715.41	1,160.44
Valid from	2018-09-25	2018-09-25	2018-06-28
Valid to	2021-09-25	2021-09-25	2021-06-28
Diary nr	2018000338	2018000408	2018000316
Municipality	SÄTER	FALUN, SÄTER	SÄTER
County	Dalarnas län	Dalarnas län	Dalarnas län
Last updated	31.01.2020	31.01.2020	31.01.2020

Table 2 - Payments to be made under mining law

Name	Area (ha)	Licence ID	Age (today)	Valid Until	Ext years	Fee/ year/ ha	Application fee (SEK)	Extension fee (SEK)	Owners	Partner
Nyberget nr 101	1160.44	2018:85	2	2022-06-28	3	21	500	73.143	Viad Royalties AB (100.00%)	DMX
Tomtebo nr 203	3715.41	2018:107	2	2022-09-25	3	21	1000	234.11	Viad Royalties AB (100.00%)	DMX
Tomtebo nr 201	268.01	2018:106	2	2022-09-25	3	21	500	16.947	Viad Royalties AB (100.00%)	DMX

The Nyberget nr 101, Tomtebo nr 203 and 201 mineral licences are in good standing until June 28, 2022, and September 25, 2022, respectively. Before the licence expiry dates, we will be responsible for paying the fee/year/ha, the application fee, and extension fee to keep the licences in good standing for an additional 3 years at a cost of approximately 326,887 SEK ($46,875). In addition, we will make annual advance royalty payments to EMX of $25,000 commencing on the third anniversary of the closing of the Transaction, with each payment increasing by $10,000 per year subject to maximum of $75,000 per year.

Surface Usage and Land Lease

Neither we nor Viad controls any surface rights. Mineral licence holders in Sweden are entitled to explore for and develop mineral deposits in accordance with the Minerals Act /Ordinance ("Minerallagen" SFS 1991:45, and "Mineralförordningen" SFS 1992:285, and SFS 2005:943). Permissions for access to the licence areas and to execute work programs are governed by Bergsstaten, the Swedish Mining Inspectorate, and legal access to conduct exploration work is a right under the mineral licence.

Figure 1: Land Tenure Map of the Tomtebo Property, Bergslagen, Sweden

Royalties, Back-in Rights, Payments, or Other Encumbrances

There are no known royalties, back-in rights, payments or other agreements and encumbrances to which the Tomtebo Property is subject except that pursuant to the Amended Tomtebo Purchase Agreement. EMX will be granted a 2.5% net smelter return royalty on the Tomtebo Property, upon completion of the Transaction, subject to our right to repurchase up to 0.5% of the royalty for $2,000,000 at any time within six years of the closing of the Transaction.

Other Significant Factors

The Company is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the Tomtebo Property.

Surface Rights

As stated above, legal access to conduct exploration work is a right under the mineral licence and surface rights for mining operations would be negotiated with the landowners. The Tomtebo Property area is sufficient for a tailings storage area, waste disposal area, heap leach pad area and a processing site.

History

The oldest known ownership of the Tomtebo Property is Stora Kopparberg AB ("Stora"). Table 3 shows the previous ownerships known of any of the licences comprising the Tomtebo Property from the Geological Survey of Sweden ("SGU") public database. Viad acquired the Tomtebo Property in 2018.

Table 3: Previous ownership of the licence comprising the Tomtebo Property (SGU)

Name	Licence ID	Diary nr	Valid From	Valid To	Mineral	Owners
Lövåsen nr 2	2010:85	2010000188	2010-05-03	2014-05-03	Zinc	Svenska Bergsbruk AB (publ) (100.00%)
Tomtebo nr 2	2006:352	2006000676	2006-10-31	2009-10-31	Silver	Tumi Sweden AB (100.00%)
Flatåsen 1003	1996:16:W:FA	1996000179	1996-10-23	2002-10-23	Silver	Boliden Mineral AB (100.00%)
Flatåsen 1006	2000:3::FA	1999000665	2000-01-27	2003-01-27	Copper	Boliden Mineral AB (100.00%)
Lövåsen nr 1001	2002:94	2002000486	2002-09-02	2004-07-14	Zinc	Boliden Mineral AB (100.00%)
Säter 1006	2000:143	2000000457	2000-10-05	2003-10-05	Copper	Boliden Mineral AB (100.00%)
Fiskarbo nr 1	1991:2:W:FA:I	1990000152	1991-01-22	1994-01-22	Copper
Tomtebo nr 3	2010:72	2010000182	2010-04-20	2013-04-20	Silver	TM Resources AB (100.00%)
Säter 1008	2001:22	2000000952	2001-01-29	2004-01-29	Copper	Boliden Mineral AB (100.00%)
Flatåsen 1001	1996:15:W:FA	1995000165	1996-10-01	1998-09-26	Copper	Boliden Mineral AB (100.00%)
Tomtebo nr 100	2014:33	2014000069	2014-04-16	2017-04-16	Zinc, Lead, Silver, Copper	Kopparberg Mining Exploration AB (100.00%)
Lövåsen nr 1	2005:288	2005000954	2005-12-28	2010-12-28	Silver	Tumi Resources Ltd (100.00%)
Tomtebo nr 101	2014:46	2014000456	2014-05-28	2017-05-28	Zinc, Lead, Silver, Copper, Gold, Cobalt	Kopparberg Mining Exploration AB (100.00%)
Flatåsen 1007	2001:30	2000000951	2001-02-01	2004-02-01	Copper	Boliden Mineral AB (100.00%)
Tomtebo nr 1	2006:11	2005000953	2006-01-23	2013-01-23	Silver	Tumi Resources Ltd (0.00%)
Lövåsen nr 3	2011:69	2011000070	2011-04-19	2013-12-01	Silver	TM Resources AB (100.00%)
Dundergruvan nr 1	2013:59	2013000166	2013-05-16	2016-05-16	Lead, Zinc, Silver, Copper, Gold	Solstad Copper Mines AB (100.00%)

Exploration History

Exploration has been carried out at the Tomtebo Property by many companies going back to the middle ages. In the 1970's, Stora, Boliden AB and Luossavaara-Kiirunavaara Aktiebolag (LKAB) carried out relatively detailed prospecting programs. However, there is a very little information (geological maps, mine level plans, some drill logs etc.) regarding these activities. Most of the documents are in the Swedish language and taken from the SGU database.

Previous Production

Mining at the historic Tomtebo mine on the Tomtebo Property started in 1648. Between 1836 and 1937, 1,841 tons of copper and 1,077 tons of sulphur production were reported. Between the years 1914 and 1919, mining was resumed with a total of 45,654 tons of waste and mineralization recovered. From this mining activity, 9,135 tons of directly usable sulfur with 41% S and 5,218 tons of direct usable copper mineralization with an average of 4.5% Cu were obtained. The copper content of the mineralization varied from 3.0% Cu to 5.3% Cu between the years 1915 and 1919.

During the Second World War, from 1942 to 1945, the Tomtebo mine was active for a few years and mineralization from old dumps was produced.

The most recent mine development work took place between 1965 and 1968 when Stora lowered the New Tomtebosch Shaft from approximately 90 meters to 200 meters in depth at the Tomtebo mine. The average mineralization grade, between 1965 and 1969, was about 1% Cu, 1% Zn and 35 % S.

Between 1965 and 1968, the mine was dug by a 4.2 meter diameter shaft sunk to 244 meters deep.  However, the mine workings are now inaccessible.

Geological Setting, Mineralization, and Deposit Types

There are a number of good geological descriptions of the historic mining district of Bergslagen in the south-central part of Sweden. Much of the information in this section has been summarized from these publications.

The Bergslagen region hosts a diverse range of deposit types, including apatite-bearing iron mineralization, banded iron formations, skarn- and carbonate-hosted iron mineralization, manganiferous skarn- and carbonate- hosted iron mineralization, W skarn, stratiform and strata- bound polymetallic base metal sulphide deposits. The region contains 5,955 iron and 1,000 sulphide occurrences, in Bergslagen; all are listed in the official database for mineral deposits (MDEP) of the SGU.

The Bergslagen regional geology is dominated by Palaeoproterozoic (approximately 1.9 to 1.8 Ga) metamorphosed volcano-sedimentary succession composed mainly of submarine rhyolitic volcanic, sub-volcanic, and volcaniclastics with subordinate mafic volcanics, chemical, epiclastic, and carbonate sediments (Figure 2). The volcanics are informally known as leptite (a local term) for coarse metamorphosed acid volcanics. In the Bergslagen district, they form a 2,000 meter thick succession, which varies from potash-rich to extreme soda-rich types (quartz-keratophyres) with subordinate intermediate volcanics.

The metamorphosed volcano-sedimentary succession has been intruded by Svecofennian orogenic granitoids generally considered co-magmatic with the volcanic sequence. These intrusions are divided into three types according to their composition: granitoid-dioritoid-gabbroid ("GDG"), granitoid-syenitoid-dioritoid-gabbroid ("GSDG"), and granite-pegmatite ("GP"). The GDG along with some GSDG rocks are the oldest of the intrusions (1.9 to 1.87 Ga) and are pre-tectonic. The syn- and post-tectonic intrusions (1.87 Ga to 1.75 Ga) are dominated by the GSDG and GP type intrusions.

The Bergslagen district is inferred to have formed along an extensional back-arc within an active continental margin region in a convergent plate boundary setting, when a period of retreating subduction and extensional or trans-tensional tectonic regime was followed by advancing subduction and transpression. This interpretation is based upon the chemistry of volcanic rocks ('immobile elements,' such as Zr, Ti, Y, REEs chemistry) together with isotope data, but there is no conclusive evidence as to the tectonic setting of the district.

Most of the mineralization deposits are associated with skarn, crystalline carbonate rock and metamorphosed, hydrothermally altered felsic volcanic and volcano-sedimentary succession (leptites). Skarn is extremely common in Bergslagen-the word "skarn" originates from this region- and is used here non-genetically as a reference to calc-silicate or Mg-silicate mineral assemblages. Base metals are found both as volcanic-hosted massive sulphides and as massive or disseminated sulphides that may be closely associated with the iron mineralization. The base metals are believed to be broadly coeval with volcanism and the emplacement of iron mineralization. The majority of the significant base metals are restricted to a 120-kilometer-long and 30-kilometer-wide zone oriented northwest-southeast, normal to the main structural trend of the host leptites, but parallel to a major fracture trend that may have controlled the emplacement of mineralization and possibly volcanics (Allen and Jansson, 2013).

The Tomtebo Property is marked by a red and yellow star shown in Figure 2. The historical world-class Falun Cu-Au-Ag-Zn-Pb mine and polymetallic base metal sulphide deposits currently being mined (Garpenberg Cu-Zn-Pb-Ag-Au, Lovisagruvan Zn-Pb and Zinkgruvan Zn-Pb-Cu mines) are displayed by yellow star symbols (Allen et al., 2013). This information is not necessarily indicative of the mineralization on the Tomtebo Property.

The 1.9-1.8 Ga rocks in the Bergslagen region and their stratigraphic relationships to each other are addressed initially below, with the focus on the supracrustal rocks, because of the broadly synvolcanic character of the mineralization in the region. Due to the intense polyphase deformation and metamorphism in large parts of the Bergslagen region, and the significance of various structures for the subsequent remobilization of metal-bearing minerals, attention is subsequently focused on the Svecokarelian structural and metamorphic domains in the region.

Figure 2: Geology Map of the Bergslagen Region

Tomtebo Property Geology

The information for this subsection is taken from a number of internal reports and documents, including geological maps and sections generated by mainly EMX geologists.

It should be noted that the greater part of the Tomtebo Property is covered by extensive soil, and till and waste dumps. Thus, the description of rock types, alteration, mineralization, and tectonic structures is mainly based on the drill cores and scarce outcrops.

The Tomebo Property exhibits a metamorphosed and highly deformed, but still coherent, stratigraphic succession of Palaeoproterozoic metavolcanic and metasedimentary rocks. Local stratigraphy consists of metamorphosed felsic volcanics (leptite) and volcanoclastic rocks with subordinate mafic volcanics and crystalline carbonates (marble) lens that trend east-northeast to west-southwest (Figure 3). The unit is also known as the "leptitic series."

The Svecofennian supracrustal volcano-sedimentary sequence is intruded by:

  Synorogenic mafic volcanics, parallel to the regional northeast-southwest trend and possibly sills (1.90-1.86 Ga);

  Relatively small intrusions of porphyritic granite (GD suite,1.85-1.75 Ga);

  Generally, NNW-SSE trending younger diabase dykes, clearly crosscutting the stratigraphy; and

  Older GDG (1.9-1.86 Ga) metagranitoids form the northern and southern boundary to the supracrustal succession.

Allen et al. (1996) considered that the supracrustal volcano-sedimentary sequence was deposited in a back-arc basin, developed on continental crust. The intrusives are generally considered co-magmatic with the volcanic sequence. During the orogenic build-up, the volcano-sedimentary succession has been folded into a tight synform and has been metamorphosed to amphibolite facies.

The geological structures are often oriented in a southwest-northeast direction and are steeply dipping southeast.

Figure 3 shows the project scale geological map showing prospects: 1) Tomtebo mine and 2) Lövås mine.

Figure 3: Project Scale Geological Map Showing Prospects

Tomtebo Property Mineralization

The Tomtebo Property contains several mineralized showings and mine areas that can be classified into different zones depending on the host rock and the style of mineralization.

The Tomtebo Property area can be grouped into two zones based on the distribution of historic mines and surface exposures and the style of mineralization observed at the Tomtebo and Lövås Mines.

Data obtained through the geological observations on the surface, historical mine maps with notes, the observation of some mineralization left on the surface and the dumps enables one to get a good idea of the mineralization in the zones. These are summarized below.

Tomtebo Mine

The Tomtebo mine area is situated in the southwest of the Tomtebo Property area. There are various mine openings and several shafts extending from southwest to northeast for a distance of 700 meters at the Tomtebo mine area.

Unverified historical data (i.e., underground mine plan and drillings) shows polymetallic mineralization has been drilled along an approximate 1,000 meter trend from the underground exploration drift along the - 200 level, and remains open. Eight holes were drilled beneath the -200 meter level, and intersected mineralization at approximately 300 meter depth from surface that remains open. The width of mineralization at the Tomtebo mine from historical drilling is unknown.

The mineralization bodies lie in the same horizon which is folded into an anticline with its axis dipping about 55° west. He also mentions that the mineralization bodies form elongated lenses, and adds that on the saddle of the anticline, they are bar shaped. The mineralization bodies are mostly located in small folds in the anticline.

The mineralization is mostly of chalcopyrite and sphalerite, associated with galena, pyrite, and pyrrhotite, occurring in three types i.e. py and ccp in coarse grained milky quartz vein, footwall stringer-type mineralization, semi-massive, massive replacement style, Ag-Zn-Pb mineralization.

Sulphide mineralization at the Tomtebo mine occur in the biotite-sericite-quartz-schist and biotite- andalusite-quartzite as seen in the interpreted geological map (Figure 4). The felsic metavolcanic rocks show phlogopite-biotite-cordierite-sericite-quartz, tremolite, anthophyllite alteration, footwall type alteration.

Photo 1: Semi-massive (left)-massive type pyrite and sphalerite (left) py,sp and ga mineralization in quartz-biotite schist (Drill Hole ID: TOM66002:115,5 meter)

Photo 2: Py and ccp in coarse grained milky quartz vein (Hole ID: TOM67001 155m)

Photo 3: Py-po-ccp veinlets in mica-schist (Hole ID: TOM67001 144,5)

Figure 4: Geological map of the Tomtebo mineralization field

Gårdsgruvan

The Gårdsgruvan ("Farm" in English) pit is about 100 meters × 40 meters on the surface with an unknown depth and is filled with water. The dominant rock lithology is felsic metavolcanics. There is no mineralization observed in the outcrop. However, in the dump materials, mineralization is present and is mainly chalcopyrite associated pyrite, magnetite and pyrrhotite occurring as stringer/feeder- zone mineralization in "footwall-style" altered (dark-green chlorite alteration) rocks. The mineralization consists of a flared lens and plunging to 55 degrees to the west-southwest.

Photo 4: Historical Gårdsgruvan pit filled with water.

Photo 5: A sample showing pyrite and minor chalcopyrite
mineralization in footwall style altered quartzite.

Nya Rödbergsgruvans and Gamla Rödbergsgruvans shaft

This shaft area is 150 meters southeast of the Gårdsgruvan pit. Entries of the shafts are filled with water, and there is a fence around them. There are two shafts, namely Nya Rödbergsgruvans and Gamla Rödbergsgruvans shaft and both of them are about 10 meters long and 5 meters wide. They are very close to each other. The depths of the mine shafts are unknown. Pyrite and minor chalcopyrite mineralization can be observed in footwall style altered felsic metavolcanic rocks in the dump material.

Photo 6: Entry of the Nya Rödbergsgruvans shaft filled with water and fence.

Gamla Tomtebo dagbrott and shaft

The Gamla Tomtebo pit is about 50 meters north-northwest of the Gårdsgruvan pit. The pit is about 30 meters in diameter and filled with water. The mineralization consists of chalcopyrite associated with pyrite and pyrrhotite in felsic metavolcanic rock. The felsic metavolcanic rocks are biotite rich and sericite altered. On the west of the open pit, a one-meter thickness N-S oriented pyrite rich zone in the felsic metavolcanic rocks was observed. In one location, a dark yellow gahnite, or zinc aluminum oxide, was observed. Most of the area around the pit is covered by dumps and slag.

Gamla Tomtebo shaft advanced through the mineralization body by 80 meters. According to the mine map, the mineralization body is about 100 meters long and 30 meters wide with a dip of about 60° west-southwest.

Photo 7: A view of Gamla Tomtebo dagbrott and shaft

Nya & Steffenburgs shaft

Nya ("New" in English) shaft was lowered during the development activities in the 1960s to about 200 meters deep and used for mineralization extraction and exploration. The entry of the shaft is covered with a rectangular concrete cap.

Steffenburgs shaft is located 20 meters from the Nya shaft. Entry to the shaft is filled with water. There is no information about the depth of the shaft.

Photo 8: Nya Shaft

Photo 9: Entry of the Steffenburgs shaft

There is a large dump area close to Nya and Steffenburgs shafts. Most of the dump material is mineralized. Replacement-style sphalerite and galena, banded massive sulphide, stringer style chalcopyrite and Fe-sulphides were observed in the dump material. EMX geologist collected samples from dump material and these returned 1.33 g/t Au, 23 g/t Ag, 0.142% Cu, 0.186% Zn, and 0.165% Pb.

Another dump area is located 100 meters north of the Steffenburgs shaft. The dump material contains mostly massive yellowish-brown sphalerite associated with minor amounts of galena and chalcopyrite.

Photo 10: A sample showing sphalerite and galena (massive) in dump material.

Skogsgruvan

The Skogsgruvan ("Forest Mine" in English) is situated 280 meters southwest of the Gårdsgruvan, with a length of about 10 meters and a width of about 5 meters. The mineralization occurs in the contact between strongly sericitic altered mica schist and pegmatite. The mineralization consists of stringer style dark brown colored sphalerite associated with minor galena and pyrite.

Photo 11: A sample showing sphalerite stringers in highly altered rock

Lövås Mine

The Lövås Mine, also called Nybergs mines, is situated in the northeast part of the Tomtebo Property area. There is limited information (level plans and sections of historical production) about the area.

Since the mine areas are mostly covered with shafts and dumps, the following information on mineralization, wall rock, and alteration was essentially compiled from the underground maps, reports, and observations on the dumps. The dump materials have enabled geologists to get a good idea of the mineralization in the zones.

The Lövås mine was active from 1561 with some interruptions until 1954 when the mining operation was closed down. Available records on the historical production reported 330,000 tons at 3.5% Zn, 2.5% Pb, and 30 g/t Ag as stated in the SGU report. According to the mine map provided by EMX, the Lövås mine mineralization body was composed of relatively small lenses intermittently extending for about 300 meters long with a dip of about 60° southeast. The lowest adit is at about 190 meters depth from the surface.

There are fifteen mining openings extending from north to south for a distance of 300 meters. These are: Prestgruvan shaft, Storgubbengruvan shaft, Augustaschaktet shaft, Riddarstolpes shaft, Göran Erssons shaft, Adolf Fredriks Shaft and Storgruvemalmeu shaft. Currently, all the shaft entries are filled with water. Relatively large dump piles cover a large area around the shaft area.

The deposit associated with a carbonate horizon which is surrounded by porphritic volcanic and metavolcanics. Coarse grained massive to semi-massive sulphide and magnetite, banded dark brown colored sphalerite, galena and magnetite style mineralization associated with pyrite was observed in the dumps. The mineralization is associated with calc-silicate (meta-limestone) and highly altered rocks. These rocks can easily be seen in the dump material. In 2018, EMX collected three rock grab samples from dump piles that returned 1.0-25.2% Zn, 0.65-20.0% Pb, 63.9-370.0 g/t Ag, 0.12-1.24% Cu, 0.13- 0.34 g/t Au and 12-2820 ppm As.

Figure 5: Map showing mining openings

Figure 6: Historical sections of the Lövås Mine

Photo 12: Samples showing mineralization in Lövås Mine. a) Carbonate replacement with sulphide
b-c) Coarse grain massive sphalerite d) Banded sulphide

Deposit Type

The geologic setting and styles of mineralization all suggest that the Tomtebo deposit has been formed in a geological environment that hosts classic bimodal volcanic-rock-hosted massive sulphide deposits. Tomtebo mineralization seems to favour a volcanogenic (VMS) model in a rifted continental back-arc environment, an inference based on the following evidence:

  Close spatial association with submarine bimodal volcanic sequences (with felsic > mafic) and associated sedimentary sequences, which have been folded, metamorphosed, and intruded by synorogenic granitoids. Tomtebo mineralization appears to be formed in a rifted continental arc.

  The mineralization is composed of the elements copper, zinc and lead with significant amounts of gold and silver.

  Tomtebo mineralization appears to be emplaced at and clustered within the contact between metasedimentary and metavolcanic rocks (within a restricted stratigraphic interval or favourable horizon).

  Tomtebo deposits contain massive and stringer- or (feeder-) type mineralization. Massive mineralization contains mainly pyrite with (Zn+Pb+Cu) sulphides. Parts of the massive sulphide bodies may contain banded texture due to different sulphide minerals or alternating sulphide-silicate minerals. They consist of stratiform or stratabound lens-shaped bodies.

In addition to the above-mentioned mineralization, the Lövås mine seems to show magmatic related CRD (carbonate replacement deposit) based on the mineralization geometry, mineralization texture (very coarse-grained iron-rich sphalerite + pyrite), alteration and the host rock (meta-limestone).

Mineral Resource and Mineral Reserve Estimates

No mineral resources and no mineral reserves have been estimated for the Tomtebo Property.

Exploration Conducted by the Company

We have conducted various exploration activities at the Tomtebo Property including compilation and 3D modeling of historic drill holes, geophysical surveys, geological mapping, prospecting, and sampling. The information for this section is taken from our news releases concerning these activities.

Data Compilation

We conducted compilation and 3D modelling of historical drill hole data in the Tomtebo Property. The database compilation works reveal that historic drilling from the Gårdsgruvans zone at the Tomtebo mine shows shallow and high-grade copper mineralization from near surface to a depth of 200 meters that remains open along strike and at depth.

After the database compilation work, a Leapfrog 3D geological model was developed. A total of 33 polymetallic mineralized domains within four zones were modeled based on drill assays and semi-massive to massive sulphides logged from historical drill holes.

It should be noted that the historical data compilation, digitizing, and interpretation are still in progress at the date of this registration statement.

The Tomtebo Property is at the exploration stage and we have no current or contemplated development or production activities at this time.

Geological Mapping

We completed initial fieldwork at the Tomtebo Property. This initial work consisted of geological mapping, prospecting and geochemical sampling at the former Tomtebo mine, and regionally across the 17 kilometer mineralized trend within the 5,143.86 hectare Tomtebo Property. Initial work identified important alteration minerals associated with polymetallic mineralization, stockworks, sulphide and replacement mineralizations. Most outcrops around the Tomtebo mine and Lövås mine area were mapped and sampled. Rock samples have been sent to ALS Geochemistry in Malå, Sweden for multi-element analysis. On October 28, 2020, the Company released grab rock assay results from the Tomtebo Property, which was highlighted by 176 g/t Ag, 21.4% Zn, 6.34% Pb, and 1.66% Cu from the Lövås Mine, and 23.9 g/t Ag, 8.65% Zn, 1.46% Pb, and 0.11% Cu at Kvistaberget area.

Geophysical Surveys

We retained SkyTEM Surveys ApS based out of Denmark to conduct a detailed heliborne SkyTEM312 HP (transient electromagnetic - high power) and magnetic survey over the Tomtebo Property in July 2020. The survey covered the entire 5,143.86 hectare Tomtebo Property with approximately 600 line-kilometers at a line spacing of 100 meters. The SkyTEM312 HP system is capable of detecting conductive polymetallic sulphide mineralization at depths of 500 meters or more. The conductive and magnetic data acquired from the SkyTEM312 HP survey interpreted by Condor Consulting and Geovista AB identified numerous conductive and magnetic anomalies, and has resulted in numerous drill targets being generated.

From November to December 2020, the Company conducted a ground gravity survey over a 2 km by 3 km area centered on the historical Tomtebo mine.  This survey identified numerous high density anomalies that may be associated with polymetallic sulphides, iron sulphides, or a mafic intrusion.

Exploration activities by previous owners of the Tomtebo Property are described in Item 4.D "Property, Plants and Equipment-Exploration History", above.

Drilling

In November 2020 through to February 2021, the Company combined geophysical anomalies with historical and recent geochemical data to generate high priority drill targets. From December 2020 to January 2021, the Company engaged in permitting for a drill program. In January 2021, the Company confirmed the final drill targets. On March 15, 2021, the Company commenced drilling at the Tomtebo Property. On April 14, 2021, the Company updated the drill program with 1,377 meters drilled in seven holes. On May 25, 2021, the Company released drill assay results for the first three drill holes, which was highlighted by hole TOM21-001 that intersected 8.2 meters at 10.3% Zn, 4.5% Pb, 66.2 g/t Ag, 1.7 g/t Au, and 0.08% Cu (65.3 to 73.5 m). The Company completed its Spring 2021 drill program in late-June with all of the assays expected to be returned between mid-July and mid-August 2021. Upon receipt of drill assay results, 3D modeling and whole rock geochemistry will be utilized in conjunction with the BHEM survey results to confirm drill targets for a minimum 5,000 meter drill program at Tomtebo planned to start in early-October 2021.

For a description of drilling by previous owners, please see Item 4.D "Property, Plants and Equipment-Exploration History", above.

Sampling, Analysis and Data Verification

There is no documented information detailing the sample preparation and analytical methods in respect of the drilling program by Stora. However, during the data verification process, it has been observed that all the samples were taken by breaking the core into two; not by splitting. Further, there are large intervals among the zones and sampling was not done at some intervals which could include mineralization. Samples were analyzed by Stora's in-house laboratories and written on the geological logs. Nevertheless, there is no information about the method of analysis. Some samples were analyzed for S% and Cu% and others were analyzed for S%, Cu%, Zn%, Pb%. Based on the results of these samples, it would appear that the geologist at the time did further analysis by combining some of the samples to determine for Ag g/t and Au g/t values. There is no information regarding the sample preparation, analysis and security methods used by Stora, Tumi Sweden AB or Boliden AB.

During the Viad exploration program, a Viad geologist collected 11 rock grab samples from the dump material.  Grab samples were delivered by the Viad geologist to ALS Geochemistry-Malå for preparation, and subsequently pulps were sent to ALS Global's Laboratory in Ireland, which is an accredited mineral analysis laboratory, for analysis. All samples were prepared using a method whereby the entire sample was crushed to 70% passing -2mm, a split of 250g is taken and pulverized to better than 85% passing 75 microns.

Rock samples were analyzed at ALS Global's Laboratory in Ireland, using the ME-MS41 analytical protocol; this is an ultra-trace aqua regia digestion followed by inductively coupled plasma mass spectrometry (ICP-MS). Over limit grade assays were conducted using the ME-OG46 analytical protocol, which is aqua regia digestion followed by inductively coupled plasma atomic emission spectroscopy (ICP-AES). To determine gold, the samples were assayed using the PGM-ICP23 analytical protocol, which is a 30 g fire assay (FA) and ICP-AES finish. The ALS Global laboratory is independent of EMX and is ISO 17025:2005 accredited under INAB registration no. 173T.

In terms of quality control procedures employed, Viad inserted certified reference materials (CRM) and blank insertions into the sample stream and did monitoring. There is no information regarding any other the quality control or quality assurance measures employed by EMX or the laboratory.

In the opinion of the Company, the sample preparation, security, and analytical procedures meet the standards required to provide adequate confidence in the data collection and processing.

Analysis and data verification of geochemical samples related to our geological fieldwork program will be conducted similarly to Viad's exploration program.

Data Verification

The Tomtebo Property does not contain an up to date mineral resource or reserve estimate, and only a historical resource estimate is available. A Qualified Person has not done sufficient work to classify this historic estimate at Tomtebo as current mineral resources or mineral reserves, and District Metals does not treat the historical estimate as current mineral resources or mineral reserves.  This historic resource was estimated in 1983 by Birger Hellegren in a Technical Report on the Tomtebo Mine, and it does not include any categories prescribed by NI 43-101. The key assumptions, parameters and methods used to prepare the historical estimate are not known.  The Company is not aware of any more recent estimates or data relating to the historical estimate. District Metals considers these results as indications of the presence of mineralization on the property, and will use the information to guide future exploration.

For the spring 2021 drill program, the drill core was logged and prepared at the District Metals AB core facility in Säter, Sweden before submittal to ALS Geochemistry in Malå, Sweden where the drill core was cut, bagged, and prepared for analysis. Sample pulps were sent to ALS Geochemistry in Ireland (an accredited mineral analysis laboratory) for analysis. Samples were analyzed using a multi-element ultra trace method combining a four-acid digestion with ICP-MS analytical package ("ME-MS61"). Over limit sample values were re-assayed for: (1) values of zinc >1%; (2) values of lead >1%; and (3) values of silver >100 g/t using the high-grade material ICP-AES analytical package ("ME-OG62"). Additional over limit sample values were re-assayed for: (1) values of zinc >30%; (2) values of lead >20% using the high precision analysis of base metal ores AAS analytical package ("Zn, Pb-AAORE"). Gold, platinum, and palladium were analyzed using the 30 g lead fire assay with ICP-AES finish analytical package ("PGM-ICP23"). Certified standards, blanks, and duplicates were inserted into the sample shipment to ensure integrity of the assay process. Selected samples were chosen for duplicate assay from the coarse reject and pulps of the original sample. No QA/QC issues were noted with the results reported.

Verification of Historical Core

Between February 18 and 20, 2020, Mustafa Atalay of DAMA Engineering Co. visited SGU's core storage facility at Malå, where the cores from historical drills are stored. The core storage facility was found in a good state and the wooden core boxes were in good condition (Photo 13). Cores have been stacked in pallets by drill hole; constructed logging tables were set up to display/log individual holes. Full access was granted to inspect any of the core boxes. However, pulp and reject samples were not available. Mr. Atalay only verified historical drill cores.

Photo 13: SGU core storage facility at Mala (small photo) and inspection of the historical drill cores

Verification of Drill Hole Collars

Mr. Atalay also inspected historical pit locations of the Tomtebo and Lövås mines. During the site visit, Mr. Atalay found only two drill hole collars (Table 4), the drill hole numbers of which are unknown. It was mentioned that most of the historical drill hole collars had been lost. Consequently, Mr. Atalay could not verify the drill hole collars.

Rock Samples

During the site visit, Mr. Atalay also collected seven rock grab samples from the dump material from Tomtebo and Lövås mines. Rock sample results are provided in Table 5. The samples returned significant lead, zinc and gold and elevated silver values.

Table 4 Drill Collars Measured by DAMA using a Hand GPS

Drill Hole ID	Easting WGS84/UTM	Northing WGS84/UTM	Bearing /Dip
?	540054	6697520	Vertical
?	539952	6697152	338/45

 Table 5: Sample coordinates and assay results collected by DAMA

Sample	Easting	Northing	Au	Ag	Cu	Pb	Zn	Mine
ID	WGS84/UTM	WGS84/UTM	ppm	ppm	(ppm)	(%)	(%)
DMS-01	539983	6697226	0.436	10.75	4770	0.0494	0.0796	Tomtebo
DMS-02	540068	6697541	0.347	88	1445	8.34	17.7	Tomtebo
DMS-03	539815	6697072	0.021	0.37	396	0.00346	3.01	Tomtebo
DMS-04	540005	6697323	0.855	62.3	5990	1.065	0.0998	Tomtebo
DMS-05	549728	6704737	0.064	82.9	2360	5.64	21.1	Lövås
DMS-06	549703	6704748	0.011	23.7	369	1.755	4.85	Lövås
DMS-07	549714	6704925	0.442	92.2	1655	5.73	0.801	Lövås

Photo 14: Drill collar locations marked by an iron pipe

Figure 7: Map showing DAMA Checks on the Tomtebo Mine

Figure 8: Map showing DAMA Checks on the Lövås Mine

Verification of Historical Drill Hole Data

SGU Archive

EMX provided the list of historical drill holes stored in the SGU archive. 34 drill holes are listed in SGU archive but most of the drill holes have one or two core boxes. A detailed list of all the drill holes drilled by Stora (as derived from the SGU) archive is given below. No drill core or data is available from Boliden AB or Tumi Sweden AB.

Table 6: Tomtebo drill holes available in SGU archive (provided by EMX)

ID Code	Name	Drill Hole	Drill year	Core Meter	Total Meter	Boxes No	Storage Lo	Archive	Pre Owner
TOMT16003	Tomtebo	003	1916			?	C 33:02	1	Stora
TOMT16004	Tomtebo	004	1916			1-2	C 33:02	1	Stora
TOMT16005	Tomtebo	005	1916			1-2	C 33:02	1	Stora
TOMT16006	Tomtebo	006	1916			1-3	C 33:02	1	Stora
TOMT16008A	Tomtebo	008 A	1916			? ( 1 låda )	C 33:02	1	Stora
TOMT16008B	Tomtebo	008 B	1916			1-3	C 33:02	1	Stora
TOMT16009	Tomtebo	009	1916			( 1 låda )	C 33:02	1	Stora
TOMT16010	Tomtebo	010	1916			1-2	C 33:02	1	Stora
TOMT43002	Tomtebo	002	1943			1-2	C 33:02	1	Stora
TOMT43004	Tomtebo	004	1943			?	C 33:02	1	Stora
TOMT44003A	Tomtebo	003 A	1944			1-3	C 33:02	1	Stora
TOMT44005	Tomtebo	005	1944			1-3	C 33:02	1	Stora
TOMT57002	Tomtebo	002	1957				H 29:08	1	Stora
TOMT57003	Tomtebo	003	1957				H 29:08	1	Stora
TOMT62003	Tomtebo	003	1962			1-5	C 34:08	1	Stora
TOMT62007	Tomtebo	007	1962				H 29:08	1	Stora
TOMT65001	Tomtebo	001	1965				H 29:08	1	Stora
TOMT65002	Tomtebo	002	1966				H 30:08	1	Stora
TOMT66002	Tomtebo	001	1967		181.0500		H 30:08	1	Stora
TOMT67001	Tomtebo	001	1968		179.3500		H 30:09	1	Stora
TOMT68001	Tomtebo	003	1968		165.7000		C 33:01	1	Stora
TOMT68001	Tomtebo	008	1968		36.2000		C 33:01	1	Stora
TOMT68008	Tomtebo	002	1969			1-10	C 33:01	1	Stora
TOMT69002	Tomtebo	002	1969			1-29	C 34:03	1	Stora
TOMT69003	Tomtebo	003	1969	0,00-55,30	55.3000	1-8	C 33:01	1	Stora
TOMT69006	Tomtebo	006	1969		120.0000		C 33:01	1	Stora
TOMT69007	Tomtebo	007	1969		39.4000		C 33:01	1	Stora
TOMT70022	Tomtebo	022	1970	0,00-149,20	149.2000	1-15	C 34:08	1	Stora
TOMT70023	Tomtebo	023	1970		74.5000		H 30:09	1	Stora

ID Code	Name	Drill Hole	Drill year	Core Meter	Total Meter	Boxes No	Storage Lo	Archive	Pre Owner
TOMT71003	Tomtebo	003	1971		75.2000	1-9	C 34:06	1	Stora
TOMT71005	Tomtebo	005	1971		136.1800	1-17	C 34:08	1	Stora
TOMT71010	Tomtebo	010	1971		168.0400	1-21	C 34:06	1	Stora
TOMT71016	Tomtebo	016	1971		124.3000		H 30:09	1	Stora
TOMT71041	Tomtebo	041	1971		75.1000	1-8	C 34:06	1	Stora

Some errors such as the end meters in the logs and the amount of core not matching each other were observed in the SGU database.

During the visit, seven chosen surface and underground drill holes (TOM57002, TOM65001, TOM66002, TOM67001, TOM71003, TOM71016, TOM71041) were checked for marking, sampling, and splitting works. Also, the geological characteristic (lithology, alteration, structure) and the significant intersections were visually field verified. Mr. Atalay did not collect any drill core or check samples.

Swedish language original geological logs including assay data regarding 26 of 34 holes are available. These geological logs and assay data have been digitized by EMX's geologists. Most of the drill logs contain specific information pertaining to; hole no, local x, y coordinates, elevation, orientation, date started, date completed, total depth, core diameter, machine name, lithological description, from-to meters, loss of core and sections of the drill.

EMX Database

In addition to these holes which are listed in SGU archive, EMX holds digitized data regarding Stora's 107 drill holes by using old mining plans and original assay certificates. This data contains lithology, collar coordinates, elevation, orientation, and assay results.

As seen in Photo 15, some handwritten numbers were observed on the wooden core boxes. Some numbers show the sampling interval and the rest of them show the total length. However, some meters written on core boxes do not match the "from-to" meters in the core sheet.

Photo 15: Typical core box from Tomtebo Property at the SGU core storage facility

The lithology, alteration, sulphide content, sampling information, core recovery, and total depth of the holes in the database were also verified, and the records were confirmed to correspond with the numbers in the core boxes with exceptions and irregularities given in Table 7. In addition, the drill cores diameter varies between from 22mm to 32mm.

Table 7: Irregularities in the Core Boxes from the Tomtebo Property

Drill Hole ID	Irregularities
TOM65001	Box-1 and Box-2 is missing
TOM71016	11,20-16,83 was sampled in the core but in original log it is not sampled
TOM71016	Sample start from 6,80 in the original log, but in core it is written 6,7
TOM67001	The end meter of the hole is noted as181.05, but 181.30 in the core box.
TOM57002

The end of the hole is 95.20 but there are only 9 boxes. The core recovery must be low but it is not noted in the original log. Also, in core box 6, the meter of the core changes 1.5 meter in 20 cm (Photo 16).

Photo 16: TOM57002 box 6

Quality Assurance / Quality Control Review

The existing historical assay certificates do not contain any data for internal duplicates or standards.

Verification Sampling

Due to the lack of pulp and reject samples, Mr. Atalay could not collect verification samples from the historical drill holes.

Database Audit

As part of Mr. Atalay's data verification protocol, Mr. Atalay made a full audit of the assay databases provided by EMX with the historical original assay certificates. The assays in the database were compared with the historical original assay certificates. No errors were located with the assay information reviewed.

Since drilling programs were run in the 1970s, the standards used in those times do not match today's international standards. Furthermore, Mr. Atalay observed certain inadequacies such as large sample intervals (up to 9 m), marking errors, core splitting errors and some inconsistencies amongst core boxes. Therefore, it is quite possible that historical drilling completed at the Tomtebo Property was not performed in accordance with industry best practice although mineralization has been clearly observed. Consequently, a twin drilling program is highly recommended in order to verify the historical drill data.

Mineral Processing and Metallurgical Testing

We have not carried out any mineral processing or metallurgical testing analyses and there are no records available in respect of any prior testing.

Non-Material Properties

Trollberget Property

We own a 100% interest in the mineral license comprising the Trollberget property, located in the Bergslagen mining district of south-central Sweden. The Trollberget property covers an area of 333 ha, and is located 180 km northwest from Stockholm in Sweden. The property is well traversed with roads, railway, and power lines. Sweden has numerous deep water ports, and five smelters are active in the Nordic region. Boliden's Garpenberg Mine is located 30 km to the southeast, and contains a mineral processing plant, and the historic Falun Mine is located 17 km to the west. Lundin's Zinkgruvan Mine is located 180 km to the southwest.

Trollberget is an early-stage exploration property. Trollberget contains the same host rocks, structure, alteration, and mineralization as the Garpenberg, Falun, and Zinkgruvan Mines, which are underground polymetallic (Ag-Zn-Pb-Au-Cu). Two historic mines, and numerous mineralized showings are situated along more than a 17 km trend on the property. The mineralization styles are Volcanogenic Massive Sulphide (VMS) and Sedimentary Exhalative (SedEx). Mineralization at the historic Tomtebo and Lovas Mines appears to be open in all directions. Modern systematic exploration has never been carried out on the Tomtebo Property. Our mineral license provides title to minerals beneath the ground surface. A work permit is required before any substantial work, including detailed soil sampling, ground geophysicsor drilling, is initiated.

Bakar Property

We own a 20% interest in mineral claims comprising the Bakar Property, an early-stage exploration property, and is the operator of the Bakar Property. The Bakar Property is located on Northern Vancouver Island with excellent access and infrastructure. The Bakar Property is adjacent west from the active logging village of Holberg, and 40 km west from the full-service town of Port Hardy. The 15,687 ha area covered by the Bakar Property is within a copper-rich geological domain that hosts the past producing Island Copper Mine, the Hushamu Deposit, and the Red Dog Deposit. The Island Copper Mine was operated by BHP from 1971 to 1995.

The geological setting (i.e., within the sub-aerial Karmutsen volcanic and sedimentary sequence) and copper-silver mineralogy assemblages and styles observed at the Bakar Property make the primary exploration target redbed copper-silver deposits. Notable redbed copper-silver projects include the Keweenaw and Porcupine districts of Michigan, the Kennecott deposit in Alaska, the Sustut deposit in British Columbia, and the 47 zone deposit in the Northwest Territories. Mines within Northern Vancouver Island include open pit Cu-Mo-Au-Ag porphyry and underground Zn-Cu-Pb-Au-Ag Volcanogenic Massive Sulphide (VMS). The Myra Falls Zn-Cu-Pb-Au-Ag VMS Mine located 200 km to the southeast is operated by Nyrstar, and has a mineral processing facility.

Compilation work done as part of the due diligence process on the Bakar Property showed prospective geological, geophysical, and geochemical features that include:

• a major structural suture that runs NW-SE through the property;

• magnetic high features adjacent to an extensive NW-SE magnetic low corridor that shows a significant flexure on the property;

• NW-SE trending copper in stream sediment anomalies; and

• copper in till anomalies that also trend NW-SE.

The mineral disposition provides title to minerals beneath the ground surface. Community consultation and a work permit are required before substantial work, including detailed soil sampling, ground geophysics or drilling, is initiated.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following discussion of our financial condition, changes in financial conditions and results of operations for each of the three years ended June 30, 2020, 2019 and 2018 should be read in conjunction with our consolidated financial statements and related notes included therein included in this registration statement at Item 17. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See the "Special Note Regarding Forward-Looking Statements" at the beginning of this document.

Significant Expenses and Other Events

Tomtebo and Trollberget Properties, Sweden

On June 30, 2020, we completed our acquisition of the Tomtebo Property. For further details regarding the terms of this acquisition, please see Item 4.D "Property, Plants and Equipment" above.

Costs incurred with respect to the Tomtebo Property are summarized below:

Acquisition Costs
Balance, June 30, 2019	$-
Additions	1,499,090
Balance, June 30, 2020	$1,499,090
Total
Balance, June 30, 2019	$-
Balance, June 30, 2020	$1,499,090

Bakar Property, British Columbia

On May 1, 2019, we entered into a purchase agreement with Longford Capital Corp. and James Douglas Rogers to acquire a 100% interest in the Bakar Property.  For further details regarding the terms of our acquisition of the Bakar Property, please see Item 4.A "History and Development of the Company" above.

Costs incurred with respect to the Bakar Property are summarized below:

Acquisition Costs
Balance, June 30, 2019	$35,086
Additions	240,000
Balance, June 30, 2020	$275,086
Deferred Exploration Costs
Balance, June 30, 2019	$320,202
Consulting	19,469
Exploration	2,582
Balance, June 30, 2019	$342,253
Total
Balance, June 30, 2019	$355,288
Balance, June 30, 2020	$617,339

On August 18, 2020, we announced the execution of the Amended Bakar Sale Agreement for the sale of our high-grade copper-silver Bakar Property located on northern Vancouver Island in British Columbia. The transaction closed on December 18, 2020. Pursuant to the Amended Bakar Sale Agreement, Sherpa II acquired an 80% interest in the Bakar Property for the following consideration:

  $50,000 cash payment;

  1,000,000 common shares of Sherpa II;

  $200,000 in work expenditures within six months of closing; and

  Carry-over of the 2.0% NSR from the royalty agreement dated July 12, 2019 between the Company and Longford Capital Corp. on one of the eight mineral claims that comprises Bakar, which covers 1,352 hectares (ha) out of the 15,687 ha Property. The 2.0% NSR may be repurchased entirely for $6,500,000 cash.

Results of Operations

The following selected financial information is taken from the year end audited financial statements for the years ended June 30, 2020, 2019 and 2018 and the unaudited interim financial statements for the nine-month periods ended March 31, 2021 and 2020.

Year Ended June 30, 2020 compared to the Year Ended June 30, 2019

We incurred a net loss and total comprehensive loss of $1,090,560 during the fiscal year ended June 30, 2020, an increase in loss of $122,892, as compared to the total net loss and comprehensive loss of $967,668 for the year ended June 30, 2019.

The increase in loss was largely the result of higher expenses associated with the acquisition of the Tomtebo and Trollberget properties, including increases in professional fees of $144,001, travel of $18,100, shareholder information and investor relations of $17,525, and property investigation costs of $15,646. Further contributing to the increase in expenses compared to the prior year were an increase in transfer agent, regulatory and listing fees of $34,767, as a result of the Company moving from a listing under the NEX Branch of the Exchange to a listing on the TSXV in Q4 2019; and an increase in management fees of $26,954, as a result of increased service levels compared to the prior year.

These increases were partially offset by decreases in consulting fees and stock-based compensation expense of $66,405 and $71,241, respectively. The decrease in consulting fees was primarily the result of management actively engaging in the identification, review, and assessment of mineral and exploration properties. During the year ended June 30, 2020 we granted 2,930,000 stock options resulting in a stock-based compensation expense of $514,659, compared to 2,050,000 stock options grants during the year ended June 30, 2019, resulting in stock-based compensation expense of $585,900.

Year Ended June 30, 2019 compared to the Year Ended June 30, 2018

We incurred a net loss and total comprehensive loss of $967,668 during the fiscal year ended June 30, 2019, an increase in loss of $865,053, as compared to the total net loss and comprehensive loss of $102,615 for the year ended June 30, 2018. Compared to the prior year ended June 30, 2018, net loss and total comprehensive loss attributable to shareholders of the Company for the year ended June 30, 2019 was mainly impacted by the following factors:

  Professional fees were $25,424 during the year ended June 30, 2019 compared to $18,751 during the year ended June 30, 2018. The $6,673 increase is due to increased legal activity related to our activities in identifying, evaluating and securing exploration and evaluation properties.

  Shareholder information and investor relations expenses were $15,651 during the year ended June 30, 2019 compared to $1,417 during the year ended June 30, 2018. The $14,234 increase is primarily a result of our expenditures related to the design and building of its website along with the rebranding process that was finalized in July of 2019.

  During the year-ended June 30, 2019, our management fees increased from $55,000 to $90,000 as a result of the Company having a full year of service rather than the comparative period's nine months of service.

  Consulting fees increased to $199,215 as a result of the Company having management actively engaging in the identification, review and assessment of mineral and exploration properties. Additionally, travel expense incurred of $16,343 was also a result of the expenditures used in relation to the active identification, review and assessment of mineral and exploration properties.

  Insurance expense increased by $958 and transfer agent, regulatory and listing fees increased by $93 representing consistent performance from period to period.

  During the year ended June 30, 2019, we granted 2,050,000 stock options resulting in a stock based compensation expense of $585,900.

Nine Months Ended March 31, 2021 compared to the Nine Months Ended March 31, 2020

We incurred a net and comprehensive loss of $2,290,939 during the nine months ended March 31, 2021, an increase in loss of $1,741,569, as compared to the net and comprehensive loss of $549,370 for the nine months ended March 31, 2020. The increase in net loss and total comprehensive loss was primarily driven by:

  Stock-based compensation expense increased $523,007, from $205,015 in 2020 to $728,022 in 2021, due to an increase in the number of stock options granted compared to the prior year period.

  An increase in marketing and investor relations expense of $485,944, primarily due to the Company retaining an arms-length marketing consultant during the nine months ended March 31, 2021, along with costs associated with developing the Company, consistent with the increase in business activity following the acquisition of the Tomtebo Property in June 2020 and the financing completed in December 2020.

  A write down to the Bakar property of $397,936 to write the property down to its recoverable value of $32,500 based on management's estimate after considering the purchase agreement with Sherpa II Holdings Corp. to acquire an 80% interest in the Bakar Property.

  Consulting fees were up $273,446, consistent with the increase in business activity following the acquisition of the Tomtebo Property in June 2020.

  General and administrative costs increased by $107,670, primarily due to an increase in business activity.

Partially offset by:

  Unrealized gain on investment of $30,000 relating to the change in fair value of the Sherpa II common shares held by the Company.

Foreign Currency Fluctuations

We report our financial results and maintains our accounts in Canadian dollars. Our operations in Sweden make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results of operations. We have not hedged our exposure to currency fluctuations.

Governmental Regulations, Laws, and Local Practices

Please see the discussion of governmental regulations, laws and local practices in Canada and Sweden in Item 3.D "Risk Factors".

B. Liquidity and Capital Resources

It is the opinion of the Company that we have sufficient capital to meet our current exploration program and corporate and overhead costs for the next twelve months, and corporate and overhead costs beyond the next twelve months. The Company would need to secure additional financing to conduct further exploration activities. We have no sources of revenues. Accordingly, we expect that we will require additional funding to advance our exploration program through either equity or debt financing. The Company has historically financed its exploration and corporate costs through equity financing. Many factors influence our ability to raise funds, including the health of the capital markets, the climate for mineral exploration investment and our track record. Actual funding requirements may vary from those planned due to a number of factors, including exploration activities and the acquisition of new projects. There is no guarantee that we will be able to secure additional financings in the future at terms that are favourable, or at all.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash. In order to preserve cash, the Company does not pay any dividends.

The Company is not subject to any externally imposed capital requirements and does not have any material contractual or other commitments. Our liabilities are subject to normal trading terms and due within 90 days of the reporting date.

Our consolidated financial statements for the fiscal years ended June 30, 2020 and 2019 and financial statements for the fiscal years ended June 30, 2019 and 2018 have been prepared on a going concern basis, which assumes that we will continue in operation in the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business.

At June 30, 2020, we had cash of $2,512,091 (2019 - $784,845) and current assets exceeded current liabilities by $2,262,077 (2019 - $688,428). We have incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $56,129,095 as at June 30, 2020 (2019 - $55,038,535).

At June 30, 2019, we had cash of $784,845 (2018 - $1,427,036) and current assets exceeded current liabilities by $688,428 (2018 - $1,419,812). We have incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $55,038,535 as at June 30, 2019 (2018 - $54,070,867).

At March 31, 2021, we had cash and cash equivalents of $4,931,967 (June 30, 2020 - $2,512,091) and current assets exceeded current liabilities by $4,809,725 (June 30, 2020 - $2,262,077). The Company currently has no active business and is not generating any revenues. It has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $58,420,034 as at March 31, 2021 (June 30, 2020 - $56,129,095).

Our ability to continue our operations is dependent on our success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. While we have been successful in raising equity in the past, there can be no guarantee that we will be able to raise sufficient funds to fund our activities and general and administrative costs in the next twelve months and in the future. The consolidated financial statements for the year ended June 30, 2020 do not give effect to the required adjustments to the carrying amounts and classification of assets and liabilities should we be unable to continue as a going concern. Such adjustments could be material.

Cash flows

Cash used in operating activities for the year ended June 30, 2020, was $372,580 compared to $385,012 for the year ended June 30, 2019. The decrease in spending was primarily the result of changes in non-cash working capital items compared to the prior year.

During 2020 and 2019, cash was invested in exploration and evaluation assets, with a higher spend in 2019, associated with cash costs incurred on the Bakar property and the Tomtebo and Trollberget properties.

Cash from financing activities for the year ended June 30, 2020 was $2,339,964 compared to $5,672 for the year ended June 30, 2019. In the fourth quarter of 2020, we completed a non-brokered private placement of 20,000,001 Common Shares for gross proceeds of $2,400,000 and share issuance costs of $60,036, resulting in net proceeds of $2,339,964. Financing activity in the prior year was restricted to the exercise of 40,000 warrants, resulting in gross proceeds of $6,000 and share issuance costs of $328, for net proceeds of $5,672.

Cash used in operating activities for the year ended June 30, 2019, was $385,012 compared to $127,023 for the year ended June 30, 2018. The increase in spending was primarily the result of increase of expenditures during the period. Cash from financing activities for the year ended June 30, 2019 was $5,672 compared to financing activities raising $547,175 for the year ended June 30, 2018 due to the financing activity for the 2019 fiscal year being restricted to the exercise of 40,000 warrants.

Cash used in operating activities for the nine months ended March 31, 2021 was $1,126,629 compared to $426,965 for the nine months ended March 31, 2020. The increase in spending is a result of the increased level of corporate activity at the Company compared to the prior year following the acquisition of the Tomtebo Property in June 2020.

Cash used in investing activities for the nine months ended March 31, 2021 was $809,987 compared to investing activities of $62,051 in the comparative period. Investing activities related to investment in the Company's exploration and evaluation assets - the Tomtebo Property in the current year and the Bakar Property in the prior year period.

Cash provided by financing activities for the nine months ended March 31, 2021 was $4,356,492 compared to financing activities of $Nil in the comparative period. Financing activities related primarily to the closing of a brokered private placement in December 2020 as well as the exercise of stock options in the current period.

C. Research and Development, Patents and Licences, etc.

We conduct no research and development activities, nor do we depend upon any patents or licences. For a description of our mineral exploration activities, please see Item 4.D "Property, Plants and Equipment".

D. Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is  not applicable.

E. Critical Accounting Estimates.

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual's place of residence, position with the Company, principal business activities performed outside the Company and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With District Metals	Age	Principal Business Activity Outside District Metals	Director/Officer Since

Garrett Ainsworth British Columbia, Canada	President, Chief Executive Officer and Director	42	President, CEO to the Company.	July 11, 2018
Joanna Cameron (1) British Columbia, Canada	Director	52	Associate Counsel at DuMoulin Black LLP (2019 to present)	July 31, 2019
Jonathan Challis (1) London, England	Director	69	Director, Pasinex Resources Limited (2014 to present)	October 7, 2020
Doug Ramshaw (1) British Columbia, Canada	Director	49	President and Director of Minera Alamos Inc. (2018 to present).	March 9, 2020
Marlis Yassin British Columbia, Canada	Chief Financial Officer	40	Senior financial professional providing strategic, financial and advisory services to various public and private companies.	Feb. 4, 2021

(1) Denotes member of the Audit Committee.

The following are brief biographies of our directors and executive officers.

Garrett Ainsworth - President, Chief Executive Officer and Director

Mr. Ainsworth is the President, Chief Executive Officer and Director of the Company. Mr. Ainsworth is an accomplished professional geologist and mining executive who has been awarded for two significant mineral discoveries, and has raised more than $300 million in equity and convertible debt throughout his career. Prior to joining the Company, Mr. Ainsworth was Vice President Exploration & Development at NexGen Energy Ltd. where he led the technical team, and was involved with marketing and raising capital. For his technical work at NexGen, Mr. Ainsworth was co-recipient of the 2018 PDAC Bill Dennis Award, and the 2016 Mines and Money Exploration Award. Prior to NexGen, Mr. Ainsworth was the Vice President Exploration at Alpha Minerals Inc., and project managed the discovery of the Patterson Lake South high-grade uranium boulder field and drill discovery of the Triple R Uranium deposit. Mr. Ainsworth was named co-recipient of the AMEBC Colin Spence Award in 2013 for his lead role in the discovery of Triple R. Mr. Ainsworth is currently a Director with Standard Uranium Ltd. and a Technical Advisor with Summa Silver Corp. and Genesis Metals Corp. Mr. Ainsworth was previously a Director of IsoEnergy Ltd. and NxGold Ltd. from 2016 to 2018. Mr. Ainsworth is an Institute of Corporate Directors, Director (ICD.D), and a Professional Geoscientist (PGeo) in the Provinces of British Columbia and Saskatchewan. He also holds a Diploma of Technology in Mining and Bachelor of Technology in Environmental Engineering with honours from BCIT, and a Bachelor of Science in Geology with first class honours from Birkbeck, University of London.

Joanna Cameron - Director

Ms. Cameron is Associate Counsel at DuMoulin Black LLP and has 21 years' experience as a lawyer, providing corporate, governance and securities and corporate advice to clients. Prior to joining DuMoulin Black LLP, Ms. Cameron was the Vice President Legal, General Counsel and Corporate Secretary of NexGen. Prior to that, Ms. Cameron was also previously a partner at Cassels Brock & Blackwell LLP, Lawson Lundell LLP and Norton Rose LLP. Ms. Cameron obtained her Bachelor of Laws from the University of Saskatchewan and a Bachelor of Arts, Honours (Economics and History) from Queen's University.  Ms. Cameron was named in the Canadian Legal Lexpert Directory (Mining) for 2015 and 2016, achieved the Martindale Hubbell, BV Distinguished rating, named in Best Lawyers in Canada (2013 to 2016 and 2020) for Mining and Securities and was a finalist in the Lexpert "Top 40 Under 40" (2009). Also, in 2017 Ms. Cameron was a Finalist in the Western Canadian General Counsel Awards (Deal Making category).

Jonathan Challis - Director

Mr. Challis is a mining engineer with over 30 years of experience in the operation, management, financing, and analysis of mining projects around the world. He started his professional life as a mining engineer with Gold Fields of South Africa in 1974 before returning to Europe where he worked as a mining analyst and project financier for several European institutions. He subsequently joined McLeod Young Weir in London in 1987 as a mining analyst prior to relocating to Toronto in 1990. In 1994, he joined CM Oliver in Toronto as a Director and Senior Mining Analyst, prior to moving back to London where he was instrumental in establishing a European presence for that company. In 1997, he joined Ivanhoe Capital Corporation and was involved in several Canadian resource companies in the roles of CEO, President, and director. He is currently a Director of Pasinex Resources Ltd. He earned an honours degree in Mineral Exploitation from University College, Cardiff, and an MBA degree from Cranfield School of Management. He holds both the South African Metalliferous Mine Captain's and Mine Manager's Certificates of Competency. He is a Fellow of the Institute of Materials, Minerals and Mining (UK) and a Chartered Engineer.

Doug Ramshaw - Director

Mr. Ramshaw is a senior executive and corporate director with more than 25 years of experience in the mineral resource sector. His work has focused on mineral project evaluation, M&A and business development strategies supporting corporate growth. Mr. Ramshaw is currently President and Director of Minera Alamos Inc. and has previously worked as a mining analyst for an independent brokerage firm in London, UK and served in various executive capacities for a number of publicly listed junior resource companies. He holds a Bachelor of Science in Mining Geology from the Royal School of Mines.

Marlis Yassin - Chief Financial Officer

Ms. Yassin has over 15 years' experience working with companies in various sectors, including mining, technology, and industrial products. She has held finance management positions at various public companies, including a large industrial products company and mid-tier mining companies. Ms. Yassin gained extensive experience at Deloitte providing reporting, advisory and assurance services to publicly traded companies, primarily in natural resources. Ms. Yassin is a CPA, CA and holds a Bachelor of Commerce degree from the University of British Columbia.

B. Compensation

Compensation for Fiscal 2020

The aggregate amount of compensation paid by the Company and our subsidiaries during our most recent fiscal year (from July 1, 2019 to June 30, 2020), directly and indirectly, including directors' fees, to all officers and directors in their capacity as such, was $134,455.

Compensation of Directors

Compensation of our directors is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board's view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers option grants to directors from time to time under the 10% rolling stock option plan (the "Option Plan"), as described below, the Board does not employ a prescribed methodology when determining the grant or allocation of options. Other than the Option Plan, we do not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Compensation of Named Executive Officers ("NEOs")

Compensation of NEOs is reviewed annually and determined by the Board.

The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Elements of NEO Compensation

As discussed below, we provide an Option Plan to motivate NEOs by providing them with the opportunity, through options, to acquire an interest in the Company and benefit from our growth. The Board does not employ a prescribed methodology when determining the grant or allocation of options to NEOs. Other than the Option Plan, we do not offer, and do not plan at this time to offer, any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Stock Option Plans and Other Incentive Plans

We have adopted an Option Plan pursuant to which the Board may grant options (the "Options") to purchase Common Shares of the Company to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company. The shareholders of the Company re-approved the Company's Option Plan at the annual general and special meeting of the Company held on May 4, 2021. The policies of the TSXV require that the plan be approved by shareholders of the Company annually.

The purpose of the Option Plan is to (i) provide the directors, officers, employees and consultants responsible for the continued success of the Company with the advantages of the incentive inherent in stock ownership; a proprietary interest in, and a greater concern for, the welfare and success of the Company and to encourage such individuals to remain with the Company; and (ii) to attract new directors, officers, employees and consultants to the Company.

Under the Option Plan, the maximum number of Common Shares reserved for issuance, including Options currently outstanding, is equal to ten (10%) percent of the Common Shares outstanding from time to time (the "10% Maximum"). The 10% Maximum is an "evergreen" provision, meaning that, following the exercise, termination, cancellation or expiration of any Options, a number of Common Shares equivalent to the number of options so exercised, terminated, cancelled or expired would automatically become reserved and available for issuance in respect of future Option grants.

The number of Common Shares which may be the subject of Options on a yearly basis to any one person cannot exceed five (5%) percent of the number of issued and outstanding Shares at the time of the grant. In addition, the number of Common Shares which may be the subject of Options on a yearly basis to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed two percent (2%) of the issued and outstanding Common Shares.

Options may not be granted to any employee, officer, director, consultant, affiliate or subsidiary of the Company exercisable at a price which is less than the Discounted Market Price (as defined in the policies of the TSXV) of the Common Shares on the date of the grant, subject to certain other restrictions set out in the Option Plan.

The directors of the Company may, by resolution, determine the time period during which any option may be exercised, provided that no Option granted under the Option Plan may have an expiry date exceeding ten (10) years from the date of grant. All Options will terminate on the earliest to occur of (a) the expiry of their term; (b) the date of termination of an optionee as an employee, consultant, director or officer, if terminated for just cause; (c) thirty (30) days following the date of termination of an optionee's as an employee, consultant, director or officer, if terminated for any reason other than the optionee's disability or death; (d) where the optionee's position as an employee, consultant, director or officer terminates as a result of the optionee's death, such options may be exercisable by the successor of the optionee a date to be determined by the administrator, which shall not be less than three months and not more than six months from the date of death; and (e) the date of any sale, transfer or assignment of the Option.

Options are non-assignable.

As of August 4, 2021, there are 4,660,000 Options outstanding under the Option Plan, 3,090,000 of which are held directly and indirectly by NEOs or directors of the Company.

On June 2, 2021, Garrett Ainsworth exercised 750,000 Options, issued pursuant to the Option Plan, at an exercise price of $0.30 per share. No other NEO or director of the Company exercised Options in the most recently completed financial year.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. Except as described below, there are no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director's responsibilities.

The Company entered into an employment agreement with Garrett Ainsworth on June 1, 2020 (the "Ainsworth Agreement"). Pursuant to the Ainsworth Agreement, Mr. Ainsworth is entitled to 12 months of salary in the event of a termination without cause and 24 months of salary in the event of termination upon a change of control of the Company.

The following table sets forth the compensation paid to our directors and officers in the year ended June 30, 2020.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares or Restricted Share units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Garrett Ainsworth, President, Chief Executive Officer and Director	134,455	Nil	Nil	1,000,000	Nil	Nil	Nil
Joanna Cameron, Director	Nil	Nil	Nil	400,000	Nil	Nil	Nil
Doug Ramshaw, Director	Nil	Nil	Nil	300,000	Nil	Nil	Nil
Anna Ladd-Kruger, Director	Nil	Nil	Nil	400,000	Nil	Nil	Nil
Gavin Cooper, Chief Financial Officer	Nil	Nil	Nil	150,000	Nil	Nil	Nil

The following table sets forth the stock options granted to our directors and officers in the year ended June 30, 2020.

Name and position	Type of compensation security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Garrett Ainsworth (1) CEO and Director	Stock Options	250,000 750,000	August 12, 2019 June 2, 2020	0.20 0.21	0.20 0.20	0.25	August 12, 2024 June 2, 2025
Gavin Cooper (2) CFO	Stock Options	100,000 50,000	August 12, 2019 June 2, 2020	0.20 0.21	0.20 0.20	0.25	August 12 2024 June 2, 2025
Joanna Cameron (3) Director	Stock Options	150,000 250,000	August 12, 2019 June 2, 2020	0.20 0.21	0.20 0.20	0.25	August 12, 2024 June 2, 2025
Doug Ramshaw (4) Director	Stock Options	300,000	June 2, 2020	0.21	0.20	0.25	June 2, 2025
Anna Ladd-Kruger (5) Director	Stock Options	150,000 250,000	August 12, 2019 June 2, 2020	0.20 0.21	0.20 0.20	0.25	August 12, 2024 June 2, 2025
Hani Zabaneh (6) Former CEO & Director	N/A		Nil
Robby Chang (7) Former Director	Stock Options	100,000 50,000	August 12, 2019 June 2, 2020	0.20 0.21	0.20 0.20	0.25	August 12, 2024 June 2, 2025
Emily Davis (8) Former Corporate Secretary & Director	Stock Options	100,000	August 12, 2019	0.20	0.20	0.25	August 2, 2024

(1) Garrett Ainsworth was appointed CEO and Director on July 11, 2018.

(2) Gavin Cooper was appointed as CFO of the Company on April 28, 2017 and resigned as CFO on February 4, 2021.

(3) Joanna Cameron was appointed as a Director of the Company on July 31, 2019.

(4) Doug Ramshaw was appointed Director on March 9. 2020.

(5) Anna Ladd-Kruger was appointed Director of the Company on July 31, 2019 and resigned on October 7, 2020.

(6) Hani Zabaneh resigned as CEO on July 11, 2018 and resigned as a Director on July 31, 2019.

(7) Robby Chang was appointed Director of the Company on July 6, 2019 and resigned on March 10.

(8) Emily Davis was appointed Director on May 25, 2018 and resigned on July 31, 2019. Ms. Davis was appointed Corporate Secretary on July 31, 2019 and resigned on June 1, 2020.

C. Board Practices

Each of our directors will hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with the Articles of Incorporation (the "Articles") of the Company and the British Columbia Business Corporations Act. Each of our officers serves at the pleasure of our Board. Please also refer to Item 6.A "Directors and Senior Management" above for further details regarding the periods of service of each of our current directors and officers.

Board Nomination

The identification of potential candidates for nomination as directors of the Company is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts.

Audit Committee

Our Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Audit Committee is comprised of Joanna Cameron, Jonathan Challis and Doug Ramshaw, all of whom, in the opinion of our Board, are (i) independent and are financially literate, as such terms are defined under applicable Canadian securities laws, and (ii) independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide). As the Company is considered a "venture issuer" for the purposes of applicable Canadian securities laws, it is exempted from certain requirements pertaining to committee composition and reporting obligations.

As a result of their respective business experience, each member of the Audit Committee (i) has an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by the Company's financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information we provide to any governmental body or the public, our systems of internal controls regarding finance, accounting and legal compliance that management and the Board have established, and our auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the policies, procedures and practices at all levels of the Company.

The full text of our Audit Committee Charter is available on request from the Company.

D. Employees

The following table sets forth the number of the employees of the Company at June 30 for each of the indicated periods.

Year	Full Time	Part Time	Total
2018	0	0	0
2019	0	0	0
2020	1	0	1

As of June 30, 2020, Garrett Ainsworth was our only employee, effective June 1, 2020. As of June 30, 2020, all other activities were performed by consultants. Mr. Ainsworth is located in British Columbia, Canada. As of June 30, 2020, none of the employees of the Company or our subsidiary was a member of a labour union. None of our management functions are performed to any substantial degree by a person other than our directors and officers.

During 2021, we added three additional employees in connection with the work program at the Tomtebo Property.

E. Share Ownership

The table below sets forth the number and percentage of our Common Shares beneficially owned by our directors and executive officers as at August 4, 2021.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Number of Common Shares Beneficial Ownership	Percent of Class(1)	Diluted Percentage(2)

Garrett Ainsworth	2,544,000	3.32%	5.14%

Joanna Cameron	200,000	0.26%	0.65%

Doug Ramshaw	367,000	0.48%	1.09%

Jonathan Challis	-	0.00%	0.58%

Marlis Yassin	240,000	0.07%	0.31%

Total Directors and Officers	3,161,000	4.12%	7.60%

(1) Based on 76,741,623 Common Shares issued and outstanding as at August 4, 2021.

(2) Takes into account the percentage ownership if the beneficial owner exercised all the options and warrants held by them.

The table below sets forth the details of the options held by our directors and executive officers as at August 4, 2021.

Option holdings of Directors and Executive Officers

Name	Number of Options	Exercise Price	Expiry Date

Garrett Ainsworth	250,000	$0.20	August 12, 2024
	750,000	$0.21	June 2, 2025
	450,000	$0.46	December 30, 2025

Joanna Cameron	150,000	$0.20	August 12, 2024
	250,000	$0.21	June 2, 2025
	150,000	$0.46	December 30, 2025

Jonathan Challis	300,000	$0.33	October 7, 2025
	150,000	$0.46	December 30, 2025

Doug Ramshaw	300,000	$0.21	June 2, 2025
	150,000	$0.46	December 30, 2025

Gavin Cooper	100,000	$0.20	August 12, 2024
	50,000	$0.21	June 2, 2025
	50,000	$0.46	December 30, 2025

Marlis Yassin	40,000	$0.21	June 2, 2025
	150,000	$0.46	December 30, 2025

Anna Ladd-Kruger	50,000	$0.20	August 12, 2024
	250,000	$0.21	June 2, 2025

There are no other arrangements for involving employees in the capital of the Company, except for the grant of stock options which are granted pursuant to our Option Plan at the discretion of the Board. Options are granted to employees at the discretion of our Board. All Options that are granted are subject to the terms and conditions of our Option Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of the knowledge of the Company, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as at August 4, 2021:

Name of Shareholder	No. of Shares	% of Issued Shares
DRILL DRIVEN ALPHA FUND LP	6,000,000	7.82%
EMX ROYALTY CORP.	5,422,586	7.10%

Major changes in the last three years in the percentage ownership of persons who beneficially own 5% of the outstanding voting rights attached to our Common Shares were:

1. In June 2020, Drill Driven Alpha Fund LP acquired 6,000,000 Common Shares in the Private Placement.

2. In June 2020, EMX acquired 5,882,830 Common Shares in connection with the Transaction.

3. In December 2020, EMX acquired 219,756 Common Shares pursuant to its top-up right granted in connection with the Transaction.

4. Between December 2020 and July 2021, the Company purchased 680,000 Common Shares from EMX.

The Company's major shareholders do not have different voting rights from other shareholders. At August 4, 2021, there were a total of 57 record holders of our Common Shares, of which 32 record holders were resident in the United States, holding 6,062,666 Common Shares. This number represents approximately 7.90% of our total issued and outstanding Common Shares at that date.

The Company is a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly. The Company is not aware of any arrangement, the operation of which may result in a change of control of the Company.

B. Related Party Transactions

Other than as set forth below, during the normal course of business, we enter into transactions with related parties that are considered to be arm's length transactions and made at normal market prices and on normal commercial terms.

During the year ended June 30, 2020, we incurred $110,000 (2019 - $116,750, 2018 - $15,000) in consulting fees for consulting services provided by Garrett Ainsworth, our Chief Executive Officer, and $24,455 (2019 - $Nil, 2018 - $Nil) in salary. The Company entered into an employment agreement with the Company's CEO effective June 1, 2020, pursuant to which, if the Company experiences a change of control the CEO is entitled to 24 months of salary.

During the year ended June 30, 2020, the Company incurred stock-based compensation expense of $400,911 (2019 - $385,837, 2018 - $Nil), related to stock options granted to officers and directors of the Company.

At June 30, 2020, we had $87,183 owing to our Chief Executive Officer.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 17 "Financial Statements".

Our audited consolidated financial statements as at June 30, 2020 and 2019 and for the years then ended and audited financial statements as at June 30, 2019 and 2018 and for the years then ended, as required under this Item 8, are attached hereto and found immediately following the text of this registration statement. The audit report of Smythe LLP, Chartered Professional Accountants, is included herein immediately preceding the financial statements and schedules.

Our unaudited consolidated financial statements as at and for the nine months ended March 31, 2021 and 2020 as required under this Item 8, are attached hereto and found immediately following the text of this registration statement.

Legal Proceedings

We are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.

Dividend Policy

We have not, for any of the three most recently completed fiscal years or our current fiscal year, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition, and such other factors as our directors consider appropriate.

B. Significant Changes

There have been no significant changes in our financial condition since the most recent unaudited condensed interim consolidated financial statements for the nine months ended March 31, 2021.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

As of August 4, 2021, our authorized capital consisted of an unlimited number of Common Shares and consisted of 76,741,623 Common Shares outstanding. Our Common Shares are issued in registered form.

The Company's Common Shares are listed for trading on the TSXV under the trading symbol "DMX".

The table below lists the volume of trading and high, low and closing sales prices on the TSXV for our Common Shares for the months indicated.

TSX Venture Exchange

Common Shares Trading Activity

Period	Volume	Sales Price (CDN$)
	(000's)	High	Low	Close
August 2020	920	0.353	0.333	0.353
September 2020	1,549	0.416	0.385	0.395
October 2020	3,519	0.381	0.351	0.366
November 2020	2,087	0.338	0.319	0.344
December 2020	7,236	0.425	0.388	0.408
January 2021	3,030	0.494	0.455	0.473
February 2021	2,536	0.516	0.475	0.497
March 2021	2,496	0.465	0.433	0.440
April 2021	2,727	0.438	0.408	0.418
May 2021	3,580	0.510	0.467	0.487
June 2021	3,904	0.425	0.394	0.407
July 2021	2,439	0.309	0.287	0.294

There have been no trading suspensions in the prior three years.

B. Plan of Distribution

Not applicable.

C. Markets

Our Common Shares are listed for trading on the TSXV under the trading symbol "DMX". The CUSIP numbers for our Common Shares are 254848104 and 254848203.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Authorized Capital

We are authorized to issue an unlimited number of Common Shares, without par value. As of March 31, 2021, there were 75,869,223 Common Shares outstanding. As of August 4, 2021, there were 76,741,623 Common Shares outstanding.

On June 3, 2021, the Company issued 870,000 Common Shares for gross proceeds of $261,000 in accordance with the exercise of stock options.

On February 19, 2021, the Company issued 150,000 Common Shares for gross proceeds of $45,000 in accordance with the exercise of stock options.

On December 30, 2020, we closed the December 2020 Private Placement raising aggregate gross proceeds of $4,750,000 by issuing a total of 15,833,333 units at a price of $0.30 per unit. Each unit consisted of one Common Share and one half of one Warrant. Each full Warrant is exercisable for a period of 24 months to acquire one additional Common Share for $0.42 per Common Share; provided, that if, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of our Common Shares on the TSXV is equal to or greater than $0.70 for 10 consecutive trading days, we may, within 15 days of the occurrence of such event, deliver a notice to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice (the "Accelerated Exercise Period"). Any unexercised Warrants shall automatically expire at the end of the Accelerated Exercise Period. In consideration for its services, the agent for the December 2020 Private Placement received a cash commission of $255,000 and was issued 850,000 compensation options, with each such compensation option entitling the holder to purchase one unit of the Company at a price of $0.30 per unit for a period of 24 months from the date of issuance. On May 12, 2021, the Company issued 2,400 Common Shares and 1,200 Warrants in connection with the exercise of compensation options. On December 30, 2020, we also issued 253,366 Common Shares to EMX pursuant to the top-up right contained in its shareholder rights agreement with us. As a result of this financing, EMX's top-up right terminated in accordance with its terms.

On December 30, 2020, the Company issued 100,000 common shares for gross proceeds of $20,000 in accordance with the exercise of stock options.

On December 21, 2020, the Company issued 100,000 common shares for gross proceeds of $20,000 in accordance with the exercise of stock options.

On October 27, 2020, the Company issued 10,000 common shares for gross proceeds of $2,100 in accordance with the exercise of stock options.

On June 30, 2020, in connection with the Transaction, we issued 5,882,830 Common Shares to EMX and, among other things, granted EMX a top-up right to maintain its proportionate shareholding in the Company at no additional consideration until the earlier of the five-year anniversary of the closing of the Transaction and completion of a financing raising gross proceeds of at least $600,000, up to a maximum of 3,000,000 Common Shares. Also in connection with the closing of the Transaction, pursuant to the previously announced services agreement between the Company, the Consultant and Daniel MacNeil, as principal of the Consultant, we issued 466,390 Common Shares to the Consultant and agreed to issue up to an additional 33,610 Common Shares on the issuance of at least 448,134 Common Shares pursuant to a top-up right, on or before 12 months following the closing date.

On June 8, 2020, we closed the May 2020 Private Placement and issued 20,000,001 Common Shares for gross proceeds of $2,400,000. In connection with the May 2020 Private Placement, we paid a total of $60,036 in finders fees.

On July 12, 2019, in connection with our purchase of the Bakar Property, we issued 1,250,000 Common Shares to Longford Capital Corp. and James Douglas Rogers.

On May 28, 2019, we issued 40,000 Common Shares for proceeds of $6,000 upon the exercise of share purchase warrants at $0.15 per Common Shares. Our share price on the date of exercise was $0.16. We incurred $328 of share issuance costs. As of the date of this registration statement, there are no share purchase warrants outstanding.

A reconciliation of the number of shares outstanding at the beginning and end of the year is included in the Company's audited consolidated financial statements for the year ended June 30, 2020.

The rights, preferences and restrictions attaching to our Common Shares are described under Item 10.B - Memorandum and Articles of Association.

Stock Options

As of August 4, 2021, there were options outstanding to purchase a total of 4,660,000 of our Common Shares, which have been issued to our directors, officers and other employees pursuant to the terms and conditions of our stock option plan, which is described in detail under Item 6.B - Compensation. The number of options, expiry date and exercise prices of options granted to our directors and officers are presented in Item 6.E - Share Ownership.

B. Memorandum and Articles of Association

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta) on July 24, 1989 under the name 406090 Alberta Inc. On October 3, 1989, 406090 Alberta Inc. changed its name to Gregory Exploration Ltd. On January 16, 1992, Gregory Exploration Ltd. changed its name to Global Mineral & Chemical Ltd. On December 22, 1998, Global Mineral & Chemical Ltd. changed its name to Consolidated Global Minerals Ltd. Consolidated Global Minerals Ltd. was transitioned to the Business Corporations Act (British Columbia) on March 31, 2006. On November 27, 2006, Consolidated Global Minerals Ltd. changed its name to Global Minerals Ltd. On June 27, 2016, Global Minerals Ltd. changed its name to MK2 Ventures Ltd. On July 16, 2019, MK2 Ventures Ltd. changed its name to District Metals Corp. The Company's British Columbia incorporation number is C0753480.

Objects and Purposes

Neither the Notice of Articles nor the Articles contain a limitation on objects and purposes.

Directors

Article 17 of the Articles deals with the directors' involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCBCA, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of the Company.

Article 8 of the Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors.

Directors are not required to own any Common Shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

1. under the age of 18 years;

2. found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs;

3. an undischarged bankrupt; or

4. convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:

a. the court orders otherwise;

b. 5 years have elapsed since the last to occur of:

i. the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;

ii. the imposition of a fine;

iii. the conclusion of the term of any imprisonment; and

iv. the conclusion of the term of any probation imposed; or

c. a pardon was granted or issued, or a record suspension ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect.

A director who ceases to be qualified to act as a director of the Company must promptly resign.

Section 120 of the BCBCA provides that every company must have at least one director, and a public company must have at least three directors.

Rights,  Preference and Restrictions

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company's shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company's Articles (Article 10.4 of the Articles provides that a meeting of shareholders of the Company may be held in or outside of the Province of British Columbia as determined by a resolution of the directors); (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provide that the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy); (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company's constating documents.

Change in Control

There are no provisions in the Articles or Company's constating documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving its company or any of its subsidiaries.

Ownership Threshold

There are no provisions in the Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer's outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the rights of holders of Common Shares where such conditions are more significant than is required by the laws of the Province of British Columbia.

Description of Capital Structure

The Company's authorized share structure consists of an unlimited number of Common Shares without par value, of which 76,741,623 Common Shares were issued and outstanding as of August 4, 2021. All of the issued Common Shares are fully paid and non-assessable common shares in the capital of the Company. The Company does not own any of its Common Shares.

C. Material Contracts

We are a party to five contracts which management currently considers to be material to the Company and our assets and operations.

  the Amended Tomtebo Purchase Agreement;
  the Royalty Interest Conveyance (as defined below);
  the Shareholder Rights Agreement (as defined below);
  the Svärdsjö Purchase Agreement (as defined below); and
  the Gruvberget Purchase Agreement (as defined below).

The terms and conditions of these material contracts are described below.

Amended Tomtebo Purchase Agreement

On June 30, 2020, we announced the completion of the Transaction, our acquisition of a 100% interest of the Properties from Viad, a wholly-owned subsidiary of EMX. See Item 4.A "History and Development of the Company" for additional information on the Transaction.

Also in connection with the closing of the Transaction, pursuant to the previously announced services agreement between the Company, the Consultant and Daniel MacNeil, as principal of the Consultant, the Company issued 466,390 Common Shares in the capital of the Company, with a fair value of $107,270, and agreed to issue up to an additional 33,610 shares on the issuance of at least 448,134 Common Shares pursuant to a top-up right, on or before 12 months following the closing date.

On June 29, 2020, we entered into the Amended Tomtebo Purchase Agreement with District Metals AB, Viad and EMX, pursuant to which the parties agreed that due to the requests for transfer of the mineral licences to District Metals AB being delayed as a result of the global COVID-19 pandemic, the mineral licences will be held in trust for the Company pending approval, during which time the Company will have unrestricted access to the Tomtebo Property for exploration. Additional terms of the Amended Tomtebo Purchase Agreement include that EMX will be granted a 2.5% net smelter return royalty on the Tomtebo Property, upon completion of the Transaction, subject to our right to repurchase up to 0.5% of the royalty for $2,000,000 at any time within six years of the closing of the Transaction.

Royalty Interest Conveyance

On June 29, 2020, in connection with the Amended Tomtebo Purchase Agreement, District Metals AB  entered into a royalty interest conveyance and agreement with Viad (the "Royalty Interest Conveyance"). Pursuant to the Royalty Interest Conveyance, we granted Viad a 2.5% net smelter return royalty over the Properties, as consideration pursuant to the Amended Tomtebo Purchase Agreement. The agreement provides District Metals AB with the option to purchase a one-half percent of the royalty from Viad for $2,000,000 on or before the sixth anniversary of June 29, 2020.

Shareholder Rights Agreement

On June 29, 2020, in connection with the Amended Tomtebo Purchase Agreement, we entered into a shareholder rights agreement with EMX (the "Shareholder Rights Agreement"). Pursuant to the Shareholder Rights Agreement, among other things:

  we granted EMX the right to designate one nominee to serve as a director of our company, for as long as EMX owns in the aggregate 9.9% or more of our issued and outstanding Common Shares. EMX does not currently own in the aggregate 9.9% or more of our issued and outstanding Common Shares;
  we granted EMX a top-up right to maintain its proportionate shareholding in the Company at no additional consideration until the earlier of the five-year anniversary of the closing of the Transaction and completion of a financing raising gross proceeds of at least $3,000,000, which was satisfied by the closing of the December 2020 Private Placement; and
  we granted EMX a preemptive right, exercisable at any time after the expiration of the top-up right, until EMX ceases to own at least 5% of the of our issued and outstanding Common Shares, to participate in certain offerings of our Common Shares or convertible securities in accordance with its proportionate interest in us.

Svärdsjö Purchase Agreement

On July 20, 2021, we entered into a purchase and sale agreement with Viad (the "Svärdsjö Purchase Agreement"), pursuant to which we agreed to purchase a 100% interest in the Svärdsjö Property, an advanced stage exploration property located northwest of Stockholm, Sweden.

Pursuant to the Svärdsjö Purchase Agreement, at closing of the transaction, we will (i) make a cash payment of $35,000 to Viad; and (ii) issue Viad 1,659,084 Common Shares.

In addition, pursuant to the Svärdsjö Purchase Agreement, among other things:

  To retain the Svärdsjö Property, we must: (i) incur $1,000,000 of eligible expenditures on the Svärdsjö Property within five years of closing including at least $150,000 in expenditures per year; and (ii) complete a minimum of 3,500 m of drilling within five years of closing.
  Upon announcement of each of a mineral resource estimate and preliminary economic assessment, we will pay to Viad a fee of $275,000 and, in the absence of either or both a mineral resource estimate and/or preliminary economic assessment, an aggregate of $550,000 upon a development decision, in each case, in either cash or Common Shares.
  We will reimburse Viad for the mineral license fee for years 2 and 3 that were pre-paid by Viad, which equals approximately $2,500.
  We will grant Viad a 2.5% net smelter returns royalty on the Svärdsjö Property subject to an option to repurchase up to 0.5% of the royalty for $2,000,000 at any time within six years of and in respect of which we will make annual advance royalty payments of $25,000 commencing on the third anniversary of closing, with each payment increasing by $10,000 per year subject to maximum of $75,000 per year.

Gruvberget Purchase Agreement

On July 28, 2021, we entered into a purchase agreement with Explora (the "Gruvberget Purchase Agreement"), pursuant to which we agreed to purchase a 100% interest in the Gruvberget Property, an advanced stage exploration property located northwest of Stockholm, Sweden.

Pursuant to the Gruvberget Purchase Agreement, at closing of the transaction, we will: (i) make a cash payment of $20,000 to Explora; and (ii) issue Explora 1,000,000 Common Shares.

In addition, pursuant to the Gruvberget Purchase Agreement, among other things:

  To retain the Gruvberget Property, we must incur $500,000 of eligible expenditures on the Gruvberget Property within two years of closing.
  We will grant Explora a 2.5% NSR royalty on the Gruvberget Property subject to an option to repurchase the entire 2.5% NSR royalty for $8,000,000 at any time.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below under "Item 10.E. Taxation."

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a "non-Canadian" not acquire "control" of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. "Non-Canadian" generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-United States Income Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means an owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or is a partnership.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  This summary does not address the tax consequences to any such partnership or partner (or owner).  Partners (or owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code, or a "PFIC", as defined below, for any year during a U.S. Holder's holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test"), or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test").  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of any subsidiary of the Company that is also a PFIC, or a "Subsidiary PFIC", and will be subject to U.S. federal income tax on their proportionate share of, (a) a distribution on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Company believes that it was classified as a PFIC during the tax year ended June 30, 2020 and may be a PFIC in its current tax year and subsequent tax years.  No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or a Subsidiary PFIC) concerning its PFIC status.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a "qualified electing fund", or "QEF", under Section 1295 of the Code, or a "QEF Election", or a mark-to-market election under Section 1296 of the Code, or a "Mark-to-Market Election".  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to, (a) any gain recognized on the sale or other taxable disposition of Common Shares, and (b) any excess distribution received on Common Shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest", which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of, (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally, (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder's tax basis in its Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.  If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return.  However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  Common Shares generally will be "marketable stock" if Common Shares are regularly traded on, (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that, (i) such foreign exchange has trading volume, listing, financial disclosure, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If Common Shares are traded on such a qualified exchange or other market, Common Shares generally will be "regularly traded" for any calendar year during which Common Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (i) the fair market value of Common Shares, as of the close of such tax year over (ii) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Ownership, and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in Common Shares and thereafter as gain from the sale or exchange of such Common Shares.  See "Sale or Other Taxable Disposition of Common Shares" below.  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, Common Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder, (a) fails to furnish such U.S.  Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

Canadian Federal Income Tax Consequences

The following summarizes certain Canadian federal income tax consequences generally applicable under the Tax Act and the Canada-U.S. Tax Convention to the holding and disposition of Common Shares.

This summary is restricted to holders of Common Shares each of whom, at all material times for the purposes of the Tax Act and the Canada-U.S. Tax Convention:

(i) is resident solely in the United States;

(ii) is entitled to the benefits of the Canada-U.S. Tax Convention;

(iii) holds all Common Shares as capital property;

(iv) holds no Common Shares that are "taxable Canadian property" (as defined in the Tax Act) of the holder;

(v) deals at arm's length with and is not affiliated with the Company;

(vi) does not and is not deemed to use or hold any Common Shares in a business carried on in Canada; and

(vii) is not an insurer that carries on business in Canada and elsewhere.

(each such holder, a "U.S. Resident Holder").

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) are generally not themselves entitled to the benefits of the Canada-U.S. Tax Convention. However, members of or holders of an interest in such entities that hold Common Shares may be entitled to the benefits of the Canada-U.S. Tax Convention for income derived through such entities. Such members or holders should consult their own tax advisors in this regard.

Generally, a holder's Common Shares will be considered to be capital property of the holder provided that the holder is not a trader or dealer in securities, did not acquire, hold or dispose of the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade and does not hold the Common Shares as inventory in the course of carrying on a business.

Generally, a holder's Common Shares will not be "taxable Canadian property" of the holder at a particular time at which the Common Shares are listed on a "designated stock exchange" (which currently includes the TSXV) unless both of the following conditions are met at any time during the 60 month period ending at the particular time:

(i) the holder, persons with whom the holder does not deal at arm's length, or any partnership in which the holder or persons with whom the holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), or options in respect of or interests in such properties.

In certain other circumstances, a Common Share may be deemed to be "taxable Canadian property" for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Canada-U.S. Tax Convention in effect on the date hereof, all specific proposals to amend the Tax Act and Canada-U.S. Tax Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof, and the current published administrative and assessing policies of the Canada Revenue Agency ("CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations, and is not intended to be and should not be construed as legal or tax advice to any particular U.S. Resident Holder. U.S. Resident Holders are urged to consult their own tax advisers for advice with respect to their particular circumstances. The discussion below is qualified accordingly.

A U.S. Resident Holder who disposes or is deemed to dispose of one or more Common Shares generally should not thereby incur any liability for Canadian federal income tax in respect of any capital gain arising as a consequence of the disposition.

A U.S. Resident Holder to whom the Company pays or is deemed to pay a dividend on the holder's Common Shares will be subject to Canadian withholding tax, and the Company will be required to withhold the tax from the dividend and remit it to the CRA for the holder's account. The rate of withholding tax under the Tax Act is 25% of the gross amount of the dividend (subject to reduction under the provisions of an applicable tax treaty). Under the Canada-U.S. Tax Convention, a U.S. Resident Holder who beneficially owns the dividend will generally be subject to Canadian withholding tax at the rate of 15% (or 5%, if the U.S. Resident Holder who beneficially owns the dividend is a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Smythe LLP, the Company's independent accountant, has consented to the inclusion of its reports with respect to the Company's consolidated financial statements as at and for the years ended June 30, 2020 and 2019 and the Company's financial statements as at and for the years ended June 30, 2019 and 2018 in this registration statement, in the form and context in which they are included, and has authorized the contents of that part of the registration statement. Further information regarding Smythe LLP is provided in Item 1.C.

The disclosure of exploration results relating to the Tomtebo Property contained in this registration statement under Item 4.D - Property, Plants and Equipment has been based on and accurately reflects information and supporting documentation prepared by, or approved by, Garrett Ainsworth, PGeo, President and CEO of the Company, a qualified person within the meaning of Item 1300 of Regulation S-K.  Such information is included, in the form and context in which it is included, with the consent of the qualified person, who has authorized the contents of that part of the registration statement.

Unless otherwise indicated, the scientific and technical information contained in this registration statement relating to the Company's mineral properties has been reviewed and approved by Garrett Ainsworth, PGeo, President and CEO of the Company, a "qualified person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Please refer to the technical report titled "43-101 Update Technical Report on the Tomtebo Project, Bergslagen Region of Sweden" (the "Technical Report"), prepared by Mustafa Atalay, M.Sc. CPG of DAMA Engineering Co., a QP as defined under NI 43-101, with an effective date of October 15, 2020 and prepared for the Company as filed on SEDAR at www.sedar.com.

Please refer to the Company's news releases available on SEDAR at www.sedar.com for detailed information regarding 2020 exploration and development. Scientific and technical information in the news releases has been reviewed and approved by Garrett Ainsworth, PGeo, President and CEO of the Company, a QP as defined under NI 43-101.

H. Documents on Display

Additional information relating to the Company may be found on SEDAR, the system for electronic document analysis and retrieval, at www.sedar.com and on EDGAR, the SEC's electronic data gathering, analysis and retrieval database, at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company's Financial Statements and Management's Discussion and Analysis for the year ended June 30, 2020.

Copies of the above may be obtained on the Company's website www.districtmetals.com; on the SEDAR website at www.sedar.com; on the SEC's EDGAR website at www.sec.gov; or by calling the Company at 604-288-4430.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

At the annual meeting of the shareholders held on February 6, 2020, the shareholders approved the adoption of amended and restated Articles (the "A&R Articles") by ordinary resolution, as required under the Company's governing corporate legislation.

The Company's previous Articles (the "Previous Articles") were adopted in 2006 and contained a number of provisions that the Board believed should be amended to reflect current best practices. The significant provisions and their replacements include:

Matter	Existing Articles	A&R Articles
Uncertificated Shares	The Previous Articles did not contemplate uncertificated shares	The A&R Articles contemplate that shares of the Company may be in the form of an "uncertificated share", as such term is defined in the Business Corporations Act (British Columbia) (the "Act").
Joint Holders	The Previous Articles did not restrict the number of joint holders.	The A&R Articles allow the Company to refuse to register more than three persons as joint holders of a share.
Splitting Share Certificates	The Previous Articles do not restrict the splitting of share certificates.	The A&R Articles allow the Company to refuse to issue a certificate with respect to a fraction of a share.
Fractional Shares	The Previous Articles were silent on fractional shares.	The A&R Articles provide that a person holding a fractional share does not have, in relation to the fractional share, the rights of a shareholder in proportion to the fraction of the share held.
Registering Transfer of Shares	The Previous Articles did not address any requirements of a transfer agent in the event of transfers of shares.	The A&R Articles provide that before a share may be transferred, amongst other specified items, the transferee must provide evidence required by the transfer agent.
Alteration to Articles

Under the Previous Articles, if the Act does not specify the type of resolution and the Previous Articles do not specify another type of resolution, the Company may (1) by directors' resolution or by ordinary resolution, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority and (2) by ordinary resolution alter the Articles.

Under the A&R Articles, if the Act does not specify the type of resolution and the A&R Articles do not specify another type of resolution, the Company may by directors' resolution or by ordinary resolution alter the Articles.

Record Date for Voting

The Previous Articles permitted the directors to determine a date for the purpose of determining shareholders entitled to vote at a meeting of shareholders, however, the record date must not precede the date of the meeting by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If a record date is not determined, the record date will be the day immediately preceding the first date on which notice is sent or, if no notice is sent, the date immediately preceding the date of the meeting.

The Previous Articles also provide that the record date for voting to be must not precede the date on which the meetings is held by fewer than: (1) if and for so long as the Company is a public company, 21 days; (2) otherwise, 10 days.

The A&R Articles permit the directors to determine a date for the purpose of determining shareholders entitled to vote at a meeting of shareholders, however, the record date must not precede the date of the meeting by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If a record date is not determined, the record date will be the day immediately preceding the first date on which notice is sent or, if no notice is sent, the date immediately preceding the date of the meeting.

Quorum at a Shareholder Meeting	The Previous Articles set quorum at a shareholders meeting at "…one person present in person or by proxy".

The A&R Articles set quorum at a shareholders meeting at "two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting".

Undelivered Notices	The Previous Articles were silent on undelivered notices.

Under the A&R Articles, if on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of  his or her new address.

Advance Notice Provisions	The Previous Articles did not include advance notice provisions.

The A&R Articles include advance notice provisions (the "Advance Notice Provision"). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Act or (ii) a shareholder proposal made pursuant to the provisions of the Act.

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders -including those participating in a meeting by proxy rather than in person -receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which shareholders must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB. The following financial statements, as required under this Item 17, are attached hereto and found immediately following the text of this registration statement.

  Audited consolidated statements of financial position of District Metals Corp. as at June 30, 2020 and 2019 and the audited consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity and notes to the consolidated financial statements, including a summary of significant accounting policies for the years then ended.

  Report of Independent Registered Public Accounting Firm, on the preceding financial statements, dated October 18, 2020.

  Audited statements of financial position of District Metals Corp. as at June 30, 2019 and 2018 and the audited consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity and notes to the financial statements, including a summary of significant accounting policies for the years then ended.

  Report of Independent Registered Public Accounting Firm, on the preceding financial statements, dated October 24, 2019.

  Unaudited interim condensed consolidated balance sheet of the Company as at March 31, 2021 and 2020 and unaudited interim condensed statements of loss, comprehensive loss and deficit and cash flows for the nine months ended March 31, 2021 and 2020, including the notes thereto.

ITEM 18. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 17.

ITEM 19.    EXHIBITS

Exhibit
No. Item	Description of Exhibit
1.1	Articles of Incorporation of 406090 Alberta Inc., dated July 24, 1989
1.2	Articles of Amendment, dated October 3, 1989
1.3	Articles of Amendment, dated January 16, 1992
1.4	Articles of Incorporation of Consolidated Global Minerals Ltd., dated March 31, 2006
1.5	Notice of Articles, dated March 31, 2006
1.6	Certificate of Continuation, dated March 31, 2006
1.7	Certificate of Change of Name, dated November 27, 2006
1.8	Certificate of Change of Name, dated June 27, 2016
1.9	Certificate of Change of Name, dated July 16, 2019
1.10	Amendment to the Articles of the Corporation, dated February 6, 2020
1.11	By-law Number 1, dated September 7, 1989
4.1	Warrant Indenture between the Corporation and Odyssey Trust Company, dated December 30, 2020
4.2.1	Purchase and Sale Agreement among the Corporation and Viad Royalties AB, dated February 27, 2020
4.2.2	Letter Amendment to Purchase and Sale Agreement among the Corporation and Viad Royalties AB, dated May 7, 2020
4.2.3	Letter Amendment to Purchase and Sale Agreement among the Corporation and Viad Royalties AB, dated June 18, 2020
4.2.4	Letter Amendment to Purchase and Sale Agreement among the Corporation and Viad Royalties AB, dated June 25, 2020
4.2.5	Amended and Restated Purchase and Sale Agreement among the Corporation, District Metals AB, Viad Royalties AB, and EMX Royalty Corp., dated June 29, 2020.
4.3	Royalty Interest Conveyance and Agreement between the Corporation, District Metals AB, and Viad Royalties AB, dated June 29, 2020
4.4	Shareholder Rights Agreement between the Corporation and EMX Royalty Corp., dated June 29, 2020
4.5	Share Option Plan, dated December 3, 2010
4.6	Purchase and Sale Agreement among the Corporation and Viad Royalties AB, dated July 20, 2021
4.7	Purchase and Sale Agreement between the Corporation and Explora Mineral AB, dated July 28, 2021
8.1	List of Subsidiaries of the Corporation
15.1*	Consent of Smythe LLP
15.2*	Consent of Garrett Ainsworth

* To be filed by amendment

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DISTRICT METALS CORP.

Date: [●], 2021	By:_________________________________
Name:

DISTRICT METALS CORP.

Consolidated Financial Statements

For the years ended June 30, 2020 and 2019

(Expressed in Canadian Dollars)

DISTRICT METALS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF DISTRICT METALS CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of District Metals Corp. (the "Company") as of June 30, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going  concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss of $1,090,560 during the year ended June 30, 2020 and, as of that date, has an accumulated deficit of $56,129,095. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Vancouver, Canada

October 18, 2020

We have served as the Company's auditor since 2007.

DISTRICT METALS CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at	June 30, 2020	June 30, 2019
ASSETS
Current assets
Cash	$2,512,091	$784,845
GST receivable	2,927	21,397
Prepaid expenses and deposits	9,806	958

	2,524,824	807,200
Advances	89,593	-
Exploration and evaluation assets (Note 5)	2,116,429	355,288

TOTAL ASSETS	$4,730,846	$1,162,488

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6, 13)	$262,747	$118,772

TOTAL LIABILITIES	262,747	118,772

SHAREHOLDERS' EQUITY
Share capital (Note 7)	59,496,635	55,496,351
Reserve (Note 8)	1,118,248	585,900
Accumulated deficit	(56,146,784)	(55,038,535)

TOTAL SHAREHOLDERS' EQUITY	4,468,099	1,043,716

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,730,846	$1,162,488

Subsequent Event (Note 14)

These condensed interim financial statements were authorized for issue by the Board of Directors on October 18, 2020. They are signed on behalf of the Board of Directors by:

"Joanna Cameron"	"Garrett Ainsworth"
Director	Director

                     The accompanying notes form an integral part of these consolidated financial statements.

DISTRICT METALS CORP.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the Years Ended
	June 30, 2020	June 30, 2019
EXPENSES
General and administrative costs	$11,890	$7,922
Management fees and salaries	116,954	90,000
Consulting fees (Note 13)	132,810	199,215
Professional fees	169,425	25,424
Insurance	11,077	11,500
Shareholder information and investor relations	33,176	15,651
Stock-based compensation (Notes 8 and 13)	514,659	585,900
Travel	34,443	16,343
Transfer agent, regulatory and listing fees	50,480	15,713
Property investigation costs	15,646	-
	1,090,560	967,668

NET LOSS AND COMPREHENSIVE LOSS	$1,090,560	$967,668

Basic and diluted loss per share	$0.03	$0.03
Weighted average number of common shares outstanding	34,422,890	31,786,810

The accompanying notes form an integral part of these consolidated financial statements.

DISTRICT METALS CORP.

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

	For the Years Ended
	June 30, 2020	June 30, 2019
Cash flows provided from (used in):
OPERATING ACTIVITIES
Net loss	$(1,090,560)	$(967,668)
Adjustments for item not affecting cash:
Stock-based compensation (Note 8)	514,659	585,900
	(575,901)	(381,768)
Net changes in non-cash working capital items:
GST receivable	18,470	(19,131)
Prepaid expenses and deposits	(8,848)	5,250
Accounts payable and accrued liabilities (Note 6, 13)	193,699	10,637
Net cash flows used in operating activities	(372,580)	(385,012)

INVESTING ACTIVITY
Deposits	(89,593)	-
Exploration and evaluation assets (Note 5)	(150,545)	(263,121)
Net cash flows used in investing activity	(240,138)	(263,121)

FINANCING ACTIVITIES
Proceeds on private placement (Note 7)	2,400,000	-
Share issue costs (Note 7)	(60,036)	(328)
Proceeds on warrants exercised (Note 8)	-	6,000
Net cash flows provided from financing activities	2,339,964	5,672

Net increase (decrease) in cash	1,727,246	(642,461)
Cash, beginning of year	784,845	1,427,306
Cash, end of year	$2,512,091	$784,845

Supplemental cash flow information
Interest paid	$-	$-
Taxes paid	-	-
Exploration and evaluation assets costs included in accounts payable and accrued liabilities	42,443	92,167
Non-cash share issuance for exploration and evaluation assets (Note 5)	$1,660,320	$-

The accompanying notes form an integral part of these consolidated financial statements.

DISTRICT METALS CORP.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

	Number of shares	Amount	Reserve	Accumulated deficit	Total
Balance, June 30, 2018	31,783,303	$55,490,679	$-	$(54,070,867)	$1,419,812
Shares issued on exercise of warrants	40,000	6,000	-	-	6,000
Share issuance costs	-	(328)	-	-	(328)
Stock-based compensation	-	-	585,900	-	585,900
Net loss for the year	-	-	-	(967,668)	(967,668)
Balance, June 30, 2019	31,823,303	$55,496,351	$585,900	$(55,038,535)	$1,043,716

Balance, June 30, 2019	31,823,303	$55,496,351	$585,900	$(55,038,535)	$1,043,716
Common shares issued for property payments (Note 5)	7,599,220	1,660,320	-	-	1,660,320
Share issued in private placement (Note 7)	20,000,001	2,400,000	-	-	2,400,000
Share issuance costs (Note 7)	-	(60,036)	-	-	(60,036)
Stock-based compensation (Note 8)	-	-	514,659	-	514,659
Net loss for the year	-	-	-	(1,090,560)	(1,090,560)
Balance, June 30, 2020	59,422,524	$59,496,635	$1,100,559	$(56,129,095)	$4,468,099

The accompanying notes form an integral part of these consolidated financial statements.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

District Metals Corp. (the "Company" or "District Metals") was incorporated under the provincial laws of the Province of Alberta on July 24, 1989 and continued in the Province of British Columbia on March 31, 2006. The Company's registered office is located at 12th Floor - 200 Burrard Street, Vancouver, BC, V7X 1T2. The Company is listed on the TSX Venture Exchange (the "Exchange") and trades under the symbol "DMX" and on the Frankfurt Stock Exchange under the symbol "DFPP".

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business. At June 30, 2020, the Company had cash of $2,512,091 (June 30, 2019 - $784,845) and its current assets exceeded its current liabilities by $2,262,077 (2019 - $688,428). The Company currently has no active business and is not generating any revenues. It has incurred losses (2020 - $1,090,560; 2019 - $967,668) and negative cash flows from operations since inception and had an accumulated deficit of $56,129,095 as at June 30, 2020 (June 30, 2019 - $55,038,535). Whether and when the Company can obtain profitability and positive cash flows from operations is uncertain. These uncertainties cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. While the Company has been successful in raising equity in the past, there can be no guarantee that it will be able to raise sufficient funds to fund its activities and general and administrative costs in the future. These consolidated financial statements do not give effect to the required adjustments to the carrying amounts and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

On March 11 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus ("COVID-19") as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods.

2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss ("FVTPL"), which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The significant accounting policies, as disclosed, have been applied consistently to all periods presented in these consolidated financial statements.

(c) Presentation and functional currency

The presentation and functional currency of the Company is the Canadian dollar. All amounts in these consolidated financial statements are expressed in Canadian dollars, unless otherwise indicated.

(d) Significant accounting judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company's accounting policies. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected. The critical judgments and assumptions made by management and other major sources of measurement uncertainty are discussed in Note 4.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a) Basis of consolidation

The Company's consolidated financial statements include the accounts of the Company and its wholly owned subsidiary District Metals AB (Sweden). Subsidiaries are entities controlled by the Company, where control is achieved by the Company being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are deconsolidated from the date that control ceases.

All inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b) Foreign currency transactions

Transactions in currencies other than the Canadian dollar ("foreign currencies"), the Company's functional currency, are recorded at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary items that are denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates. Foreign exchange gains and losses are included in net loss for the period.

(c) Financial instruments

i) Classification and measurement

Financial asset

The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest ("SPPI"). Financial assets are initially measured at fair value less, for an item not at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue, and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company does not have any assets classified and measured at amortized cost.

Fair value through other comprehensive income ("FVTOCI")

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. The Company does not have any assets classified and measured at FVTOCI.

Fair value through profit or loss ("FVTPL")

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. The Company's cash is classified in this category.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)  Financial instruments (continued)

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Other financial liabilities are non-derivatives and are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statements of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Accounts payable and accrued liabilities are included in this category and represent liabilities for goods and services provided to the Company prior to the end of the year that are unpaid.

ii) Derecognition of financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

iii) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(c)  Restoration, rehabilitation, and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other assets.

The increase in the restoration provision due to the passage of time is recognized as interest expense.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company's accounting policy for exploration and evaluation assets.

(d)  Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits are recorded as a reduction to the cumulative costs incurred and capitalized on the related property in the period it is received.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Exploration and evaluation expenditures (continued)

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(e) Share capital

Common shares

Common shares issued are classified as share capital, a component of shareholders' equity. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from share capital.

Equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated using the residual value method. Under the residual value method, proceeds are allocated to the common shares up to their fair value, determined by reference to the quoted market price of the common shares on the issuance date, and the remaining balance, if any, to the reserve for warrants.

(f) Share options and warrants

All share options and warrants are included in reserves, a component of shareholders' equity, until exercised. Upon exercise, the consideration received plus the amounts in reserves attributable to the options and/or warrants being exercised are credited to share capital. When share options and warrants expire unexercised or are cancelled, other than cancellations resulting from forfeitures when vesting conditions are not satisfied, the amounts recognized in reserves are reclassified to accumulated deficit.

Stock-based compensation to employees are measured at the fair value of the instruments granted. Stock-based compensation is measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model. The offset to the recorded expense is to reserves. The fair value of awards is calculated using the Black-Scholes option pricing model which considers the following factors: exercise price; current market price of the underlying shares; expected life of the award; risk-free interest rate; forfeiture rate; and expected volatility.

(g) Income taxes

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on taxable income for the period.

Deferred tax is provided for using the asset and liability method of accounting, whereby deferred tax assets and liabilities are recognized for the future tax effects of differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the tax bases of the assets and liabilities (temporary differences), unused tax losses and other income tax deductions. Temporary differences on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss are not provided for. Deferred tax assets and liabilities are measured based on the expected manner of realization or settlement of the carrying amounts of the related assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that future taxable profits will be available against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income taxes (continued)

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(h) Loss per share

Loss per share is calculated by dividing loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. The calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

(i) Impairment of non-financial assets

 Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

 The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

 Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

 An impairment loss is charged to profit or loss, except to the extent it reverses gains previously recognized in profit or loss.

(j) New accounting standards and interpretations

The Company adopted the following new accounting standard and interpretation:

IFRS 16, Leases (effective January 1, 2019) introduced new requirements for the classification and measurement of leases. Under IFRS 16, a lessee no longer classifies leases as operating or financing and records all leases in the consolidated statement of financial position, unless the lease term is 12 months or less or the underlying asset has a low value. The Company does not have any leases, and as a result, this standard had no impact on the Company's consolidated financial statements on adoption.

(k) Accounting standards issued but not yet adopted

The following amendment has been issued but is not yet effective:

Amendments to IFRS 3, Business Combinations (effective January 1, 2020) assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. The Company is currently evaluating the potential impact of these amendments.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Significant accounting judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Going concern

The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the consolidated statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

As at June 30, 2020 and 2019, the Company has not recognized any deferred tax assets for deductible temporary differences. Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

Valuation of stock-based compensation

The Company uses the Black-Scholes option pricing model for valuation of stock-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS

	Tomtebo Property	Bakar Property	Total
Acquisition Costs

Balance, June 30, 2018	$-	$-	$-
Additions	-	35,086	35,086

Balance, June 30, 2019	-	35,086	35,086
Additions	1,499,090	240,000	1,739,090

Balance, June 30, 2020	$1,499,090	$275,086	$1,774,176

Deferred Exploration Costs

Balance, June 30, 2018	$-	$-	$-
Geophysical survey	-	181,925	181,925
Consulting	-	18,594	18,594
Exploration	-	119,683	119,683

Balance, June 30, 2019	-	320,202	320,202
Consulting	-	19,469	19,469
Exploration	-	2,582	2,582
Balance, June 30, 2020	$-	$342,253	$342,253

Total
Balance, June 30, 2019	$-	$355,288	$355,288
Balance, June 30, 2020	$1,499,090	$617,339	$2,116,429

a) Tomtebo Property

On June 30, 2020, the Company completed its acquisition of 100% ownership of the Tomtebo and Trollberget properties ("Tomtebo Property") from Viad Royalties AB, a wholly-owned subsidiary of EMX Royalty Corp. ("EMX"), for $35,000 and the issuance of 5,882,830 common shares of the Company, with a fair value of $1,353,050 ("Tomtebo Purchase Agreement" or the "Transaction). EMX retained a 2.5% net smelter royalty on each of the properties. The Company also entered into a shareholder rights agreement with EMX pursuant to which, among other things, EMX has been granted a top-up right (the "Top-Up Right") to maintain its proportionate shareholding in the Company at no additional consideration until the earlier of the five year anniversary of the closing of the Transaction and completion of a financing raising gross proceeds of at least $600,000, up to a maximum of 3,000,000 common shares in the capital of the Company.

To retain the Tomtebo Property, the Company must:

i) incur $1,000,000 of eligible expenditures on the Tomtebo Property within two years of the closing of the proposed Transaction; and

ii) complete a minimum of 2,000 m of drilling within three years of completion of the proposed Transaction and an aggregate of 5,000 m within five years of completion of the proposed Transaction.

Also in connection with the closing of the Transaction, pursuant to the previously announced services agreement between the Company, Vector Geological Solutions Inc., (the "Consultant") and Daniel MacNeil, as principal of the Consultant, the Company issued 466,390 common shares in the capital of the Company, with a fair value of $107,270, to the Consultant (the "Finder Shares") and agreed to issue up to an additional 33,610 shares on the issuance of at least 448,134 common shares pursuant to the Top-Up Right, on or before 12 months following the closing date. The Consultant is at arm's length to the Company.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS (continued)

b) Bakar Property

On May 1, 2019, the Company entered into a purchase agreement with Longford Capital Corp. ("Longford Capital") and James Douglas Rogers to acquire a 100% interest in the Bakar Property for $50,000 and the issuance of 1,250,000 common shares of the Company ("Bakar Purchase Agreement"). Longford Capital retained a 2% net smelter royalty on the property. The Company had six months from the closing date of July 12, 2019 to incur $200,000 of expenditures on the property and register and record such expenditures with the British Columbia Minerals Title Branch (the "Expenditures"). These expenditures were completed during the year-ended June 30, 2019. As at June 30, 2020, the Company had paid the entire $50,000 cash purchase price and issued 1,250,000 common shares with a fair value of $200,000 to acquire a 100% interest in the Bakar Property.

The Company will pay Longford Exploration Services Ltd. ("Longford Exploration") for work performed (plus disbursements) (the "Work Fee"). In addition to the Work Fee, the Company will pay Longford Exploration a management fee (and, collectively with the Work Fee, the "Fees") as a percentage of the aggregate Work Fee (the "Project Costs") in accordance with the following:

  15% if the Project Cost is less than $200,000;
  12% if the Project Cost is greater than $200,000 and less than $650,000;
  10% if the Project Cost is equal to or greater than $650,000.

Subsequent to June 30, 2020, the Company entered into a definitive agreement to sell 80% of its interest in the Bakar Property (Note 14).

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

 At June 30, 2020 and 2019, the Company's accounts payable and accrued liabilities are comprised of the following:

	June 30, 2020	June 30, 2019
Trade payables	$132,318	$4,983
Accrued liabilities	130,429	113,789
	$262,747	$118,772

7. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

b) Issued

On June 30, 2020, the Company issued 5,882,830 common shares with a fair value of $1,353,050 pursuant to its acquisition of the Tomtebo Property. In connection with the acquisition, the Company also issued 466,390 Finder Shares with a fair value of $107,270 (Note 5).

On June 8, 2020, the Company closed a non-brokered private placement and issued 20,000,001 common shares for gross proceeds of $2,400,000. In connection with the Private Placement, the Company paid a total of $60,036 in finders fees.

On July 12, 2019, the Company issued 1,250,000 common shares with a fair value of $200,000 in accordance with the Bakar Purchase Agreement (Note 5).

On May 28, 2019, the Company issued 40,000 common shares for proceeds of $6,000 upon the exercise of warrants at $0.15 per common share. The Company's share price on the date of exercise was $0.16. The Company incurred $328 of share issuance costs.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

8. OPTIONS AND WARRANTS

a) Options

The Black-Scholes option pricing model inputs for options granted and vested during the year ended June 30, 2020 and 2019 are as follows:

Grant Date	Expiry Date	Exercise Price	Risk-Free Interest Rate	Expected Life	Volatility Factor	Dividend Yield	Fair Value
2-Jun-2020	2-Jun-2025	$0.21	0.39%	5	145%	0	$0.20
12-Aug-2019	12-Aug-2024	$0.20	1.20%	5	164%	0	$0.19
11-Jul-2018	11-Jul-2021	$0.30	2.02%	3	183%	0	$0.29

The risk-free interest rate is based on the Canadian government bond rate for a similar term as the expected life of the stock options. The forfeiture rate assumption of 0% is based on historical results and the annualized volatility is based on the Company's historical share prices.

Total stock-based compensation expense recognized during the year ended June 30, 2020 was $514,659 (2019 - $585,900) using the Black-Scholes option pricing model.

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The terms of the granted options are fixed by the Board of Directors and are not to exceed ten years. The exercise price of options are determined by the Board of Directors, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the options are granted, less any discount permitted by the Exchange.

Options granted under the plan may vest immediately on grant, or over a period as determined by the Board of Directors or, in respect of options granted for investor relations services, as prescribed by Exchange policy.

A continuity schedule of the Company's outstanding stock options for the years ended June 30, 2020 and 2019 are as follows:

	June 30, 2020		June 30, 2019
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of year	2,050,000	$0.30	-	$-
Granted	2,930,000	0.21	2,050,000	0.30
Outstanding, end of year	4,980,000	$0.24	2,050,000	$0.30
Exercisable, end of year	4,270,000	$0.25	2,050,000	$0.30

At June 30, 2020, the Company had outstanding stock options exercisable to acquire common shares of the Company as follows:

Expiry date	Options outstanding	Options exercisable	Exercise price	Weighted average remaining contractual life (in years)
July 11, 2021	2,050,000	2,050,000	$0. 30	1.03
August 12, 2024	1,065,000	355,000	$0. 20	4.12
June 2, 2025	1,865,000	1,865,000	$0. 21	4.93

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

8. OPTIONS AND WARRANTS (continued)

b) Warrants

A continuity schedule of the Company's outstanding common share purchase warrants for the years ended June 30, 2020 and 2019 is as follows:

	June 30, 2020		June 30, 2019
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of year	-	$-	4,400,000	$0.15
Issued	-	-	-	-
Exercised	-	-	(40,000)	0.15
Expired	-	-	(4,360,000)	0.15
Outstanding, end of year	-	$-	-	$-

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	June 30, 2020	June 30, 2019
Net loss for the year	$(1,090,560)	$(967,668)
Canadian federal and provincial statutory income tax rate	27.00%	27.00%
Income tax benefit based on Canadian statutory income tax rates	(294,451)	(261,270)

Effects of the following:
Non-deductible expenditures	139,326	158,705
Changes in unrecognized deferred tax assets	171,336	102,654
Changes in timing differences	(16,211)	(89)
Income tax benefit	$-	$-

At June 30, 2020 and 2019, the Company had deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized as follows:

	June 30, 2020	June 30, 2019
Non-capital loss carry-forwards	$10,260,743	$9,671,326
Deductible temporary differences relating to:
Exploration and evaluation assets, property and equipment	4,210,841	4,210,841
Share issue cost	51,593	6,430
Capital losses	16,484,659	16,484,659
	$31,007,836	$30,373,256

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

9. INCOME TAXES (continued)

The Canadian non-capital losses at June 30, 2020 expire as follows:

Expiry date	Amount
2026	$759,200
2027	1,165,500
2028	55,700
2029	1,046,800
2031	1,111,900
2032	1,530,000
2033	811,800
2034	1,056,800
2035	940,600
2036	348,700
2037	248,100
2038	209,400
2039	384,100
2040	589,400
$10,258,000

10. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to continue its business and maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. The Company's capital includes the components of its shareholders' equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash. In order to preserve cash, the Company does not pay any dividends.

The Company is not subject to any externally imposed capital requirements. The Company did not change their capital management approach during the year ended June 30, 2020.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements.

11. FINANCIAL INSTRUMENTS

a) Categories of financial instruments and fair value measurements

The Company's financial assets and liabilities are classified as follows:

	June 30, 2020	June 30, 2019
Financial assets:
Fair value through profit and loss
Cash	$2,512,091	$784,845

Financial liabilities:
Other financial liabilities
Accounts payable and accrued liabilities	$262,747	$118,772

The amount of accounts payable and accrued liabilities includes amounts due to related parties (Note 13).

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (continued)

b) Fair value information

The fair values of the Company's cash and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that reflects the significance of inputs used in measuring fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At June 30, 2020 and 2019, the Company had no financial assets measured and recognized on the consolidated statement of financial position at fair value belonging in Level 2 or Level 3 of the fair value hierarchy.

c) Management of financial risks

The Company's financial instruments expose the Company to certain financial risks, including credit risk, liquidity risk, interest rate risk and foreign currency risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. At June 30, 2020, the Company was exposed to credit risk on its cash.

The Company's cash is held with a high credit quality financial institution in Canada and as at June 30, 2020, management considers its exposure to credit risk to be low.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures.

At June 30, 2020, the Company had cash of $2,512,091 (2019 - $784,845) and accounts payable and accrued liabilities of $262,747 (2019 - $118,772) with contractual maturities of less than one year. The Company had sufficient cash to meet its current liabilities as at June 30, 2020. The Company assessed its liquidity risk as low as at June 30, 2020.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company's financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity. The Company is not exposed to interest rate risk as at June 30, 2020.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

As at June 30, 2020, the Company had limited exposure to foreign currency risk, as the majority of balances are denominated in Canadian dollars. The Company assessed its financial currency risk as low as at June 30, 2020.

DISTRICT METALS CORP. Notes to the Consolidated Financial Statements For the years ended June 30, 2020 and 2019 (Expressed in Canadian Dollars)

12. SEGMENTED INFORMATION

The Company is organized into business units based on exploration and evaluation assets and has two reportable operating segments, being that of acquisition and exploration and evaluation activities in Canada and Sweden. The Company is in the exploration stage and has no reportable segment revenues or operating results.

The Company's total assets are segmented geographically as follows:

	Sweden	Canada	Total
As at June 30, 2020
Current Assets	$3,673	$2,521,151	$2,524,824
Advances	89,593	-	89,593
Exploration and evaluation assets	1,499,090	617,339	2,116,429
	$1,592,356	$3,138,490	$4,730,846

As at June 30, 2019
Current Assets	$-	$807,200	$807,200
Exploration and evaluation assets	-	355,288	355,288
	$-	$1,162,488	$1,162,488

13. RELATED PARTY TRANSACTIONS

The Company's related parties consist of its key management personnel, including its directors and officers.

During the normal course of business, the Company enters into transactions with its related parties that are considered to be arm's length transactions and made at normal market prices and on normal commercial terms.

(a) Key management compensation for the years ended June 30, 2020 and 2019 were as follows:

	For the Years Ended
	June 30, 2020	June 30, 2019
Salary	$24,455	$-
Short-term benefits	$110,000	$116,750

During the year ended June 30, 2020, the Company incurred $110,000 (2019 - $116,750), for consulting fees provided by the Company's Chief Executive Officer ("CEO"). The Company entered into an employment agreement with the Company's CEO effective June 1, 2020, pursuant to which, if the Company experiences a change of control the CEO is entitled to 24 months of salary.

(b) During the year ended June 30, 2020, the Company incurred stock-based compensation expense of $400,911 (2019 - $385,837), related to stock options granted to officers and directors of the Company.

(c) At June 30, 2020, the Company had $87,183 (2019 - $nil) owing to related parties.

14. SUBSEQUENT EVENT

The Company entered into the following transactions subsequent to June 30, 2020:

On August 18, 2020, the Company announced that it had entered into a definitive agreement to sell an 80% interest in its Bakar Property to Sherpa II Holdings Corp. ("Sherpa II") (the "Bakar Sale Agreement"). Pursuant to the Bakar Sale Agreement, Sherpa II will acquire an 80% interest in the Bakar Property for the following consideration:

  $50,000 cash payment;
  1,000,000 common shares of Sherpa II;
  $200,000 in work expenditures within six months of closing; and
  Carry over of the 2.0% NSR from the royalty agreement dated July 12, 2019 between the Company and Longford Capital Corp. on one of the eight mineral claims that comprises Bakar, which covers 1,352 hectares (ha) out of the 15,687 ha Property. The 2.0% NSR may be repurchased entirely for $6,500,000 cash.

 On October 7, 2020, the Company granted 300,000 stock options to a director of the Company.

DISTRICT METALS CORP.

(formerly MK2 Ventures Ltd.)

Financial Statements

For the years ended June 30, 2019 and 2018

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF DISTRICT METALS CORP.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of District Metals Corp. (the "Company") as of June 30, 2019 and 2018, and the related statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company incurred a net loss of $967,668 during the year ended June 30, 2019 and, as of that date, has an accumulated deficit of $55,038,535. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

Vancouver, Canada

October 24, 2019

We have served as the Company's auditor since 2007.

DISTRICT METALS CORP.

(formerly MK2 Ventures Ltd.)

Statements of Financial Position

(Expressed in Canadian Dollars)

	As at
	June 30, 2019	June 30, 2018
ASSETS
Current assets
Cash	$784,845	$1,427,306
GST receivable	21,397	2,266
Prepaid expenses	958	6,208

	807,200	1,435,780
Exploration and evaluation assets (Note 6)	355,288	-

TOTAL ASSETS	$1,162,488	$1,435,780

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$118,772	$15,968

TOTAL LIABILITIES	118,772	15,968

SHAREHOLDERS' EQUITY
Share capital (Note 8)	55,496,351	55,490,679
Reserve (Note 9)	585,900	-
Accumulated deficit	(55,038,535)	(54,070,867)

TOTAL SHAREHOLDERS' EQUITY	1,043,716	1,419,812

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,162,488	$1,435,780

These financial statements were authorized for issue by the Board of Directors on October 24, 2019. They are signed on behalf of the Board of Directors by:

"Robby Chang"	"Garrett Ainsworth"
Director	Director

The accompanying notes form an integral part of these financial statements.

DISTRICT METALS CORP.

(formerly MK2 Ventures Ltd.)

Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

	For the Years Ended
	June 30, 2019	June 30, 2018
EXPENSES
General and administrative costs	$7,922	$1,285
Management fees	90,000	55,000
Consulting fees (Note 14)	199,215	-
Professional fees (Note 14)	25,424	18,751
Insurance	11,500	10,542
Shareholder information and investor relations	15,651	1,417
Stock-based compensation (Notes 9 and 14)	585,900	-
Travel	16,343	-
Transfer agent, regulatory and listing fees	15,713	15,620
	967,668	102,615

NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$967,668	$102,615

Basic and diluted loss per share for the year	$0.03	$0.00
Weighted average number of common shares outstanding	31,786,810	27,744,947

The accompanying notes form an integral part of these financial statements.

DISTRICT METALS CORP.

(formerly MK2 Ventures Ltd.)

Statements of Cash Flows

(Expressed in Canadian Dollars)

	For the Years Ended
	June 30, 2019	June 30, 2018
Cash flows provided from (used in):
OPERATING ACTIVITIES
Net loss for the year	$(967,668)	$(102,615)
Adjustments for item not affecting cash:
Stock-based compensation (Note 9)	585,900	-
	(381,768)	(102,615)
Net changes in non-cash working capital items:
GST receivable	(19,131)	(1,307)
Prepaid expenses	5,250	(6,208)
Accounts payable and accrued liabilities (Note 7)	10,637	(16,893)
Net cash flows used in operating activities	(385,012)	(127,023)

INVESTING ACTIVITY
Exploration and evaluation assets (Note 6)	(263,121)	-
Net cash flows used in investing activity	(263,121)	-

FINANCING ACTIVITIES
Proceeds on warrants exercised (Note 8)	6,000	-
Share issue costs (Note 8)	(328)	(2,825)
Proceeds on issuance of units (Note 8)	-	550,000
Net cash flows provided from financing activities	5,672	547,175

Net increase (decrease) in cash	(642,461)	420,152
Cash, beginning of year	1,427,306	1,007,154
Cash, end of year	$784,845	$1,427,306

Supplemental Disclosures with Respect to Cash Flows
Exploration and evaluation assets costs included in accounts payable and accrued liabilities	$92,167	$-

The accompanying notes form an integral part of these financial statements.

DISTRICT METALS CORP.

(formerly MK2 Ventures Ltd.)

Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

	Number of shares	Amount	Reserve	Accumulated deficit	Total
Balance at June 30, 2017	27,383,303	$54,943,504	$-	$(53,968,252)	$975,252
Units issued for cash	4,400,000	550,000	-	-	550,000
Share issuance costs	-	(2,825)	-	-	(2,825)
Net loss for the year	-	-	-	(102,615)	(102,615)
Balance at June 30, 2018	31,783,303	55,490,679	-	(54,070,867)	1,419,812
Shares issued on exercise of warrants	40,000	6,000	-	-	6,000
Share issuance costs	-	(328)	-	-	(328)
Stock-based compensation	-	-	585,900	-	585,900
Net loss for the year	-	-	-	(967,668)	(967,668)
Balance at June 30, 2019	31,823,303	$55,496,351	$585,900	$(55,038,535)	$1,043,716

The accompanying notes form an integral part of these financial statements.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

District Metals Corp. (formerly MK2 Ventures Ltd.) (the "Company" or "District Metals") was incorporated under the provincial laws of Alberta on July 24, 1989 and continued in the province of British Columbia on March 31, 2006. The Company's registered office is located at Suite 907 - 1030 West Georgia Street, Vancouver, BC, V6E 2Y3. The Company is listed on the TSX Venture Exchange (the "Exchange") and trades under the symbol "DMX".

These financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation in the foreseeable future and will be able to realize its assets and settle its liabilities in the normal course of business. At June 30, 2019, the Company had cash of $784,845 (2018 - $1,427,306) and working capital of $688,428 (2018 - $1,419,812). The Company currently has no active business and is not generating any revenues. It has incurred losses and negative cash flows from operations since inception and had an accumulated deficit of $55,038,535 as at June 30, 2019 (2018 - $54,070,867). Whether and when the Company can obtain profitability and positive cash flows from operations is uncertain. These uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements. While the Company has been successful in raising equity in the past, there can be no guarantee that it will be able to raise sufficient funds to fund its activities and general and administrative costs in the next twelve months and in the future. These financial statements do not give effect to the required adjustments to the carrying amounts and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION

(a) Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Effective July 1, 2018, the Company adopted IFRS 9 Financial Instruments ("IFRS 9"). IFRS 9 was adopted retrospectively with no restatement of comparative periods, as permitted by the transition provisions of the standard. As a result of the application of IFRS 9, the Company changed its accounting policies for financial assets and impairment thereon as described in Note 3.

(b) Basis of presentation

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss ("FVTPL"), which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The significant accounting policies, as disclosed, have been applied consistently to all periods presented in these financial statements.

(c) Presentation and functional currency

The presentation and functional currency of the Company is the Canadian dollar. All amounts in these financial statements are expressed in Canadian dollars, unless otherwise indicated.

(d) Significant accounting judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make certain critical accounting estimates and assumptions about the future and to exercise judgment in applying the Company's accounting policies. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. The impacts of changes to estimates are recognized in the period estimates are revised and in future periods affected. The critical judgments and assumptions made by management and other major sources of measurement uncertainty are discussed in note 4.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are as follows:

(a) Foreign currency transactions

Transactions in currencies other than the Canadian dollar ("foreign currencies"), the Company's functional currency, are recorded at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates. Foreign exchange gains and losses are included in net loss for the period.

(b) Financial instruments

The Company adopted all of the requirements of IFRS 9 Financial Instruments ("IFRS 9") on a retroactive basis in accordance with the transitional provisions. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The standard promulgates a revised model for recognition and measurement of financial instruments and a single, forward-looking "expected loss" impairment model. The adoption of IFRS 9 did not result in any change in the carrying values of any of the Company's financial instruments on the transition date, and therefore, comparative figures have not been restated.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial Asset/Liabilities	Original Classification IAS 39	New Classification IFRS 9
Cash	Fair value through Profit or loss ("FVTPL")	FVTPL
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

Financial Assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income ("FVOCI"); or (iii) fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value, net of transaction costs that are directly attributable to its acquisition, except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income.  The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded.

De-recognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)  Financial instruments (continued)

Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial Liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Other financial liabilities are non-derivatives and are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statements of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Accounts payable and accrued liabilities are included in this category and represent liabilities for goods and services provided to the Company prior to the end of the year that are unpaid.

(c)  Restoration, rehabilitation, and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other assets.

The increase in the restoration provision due to the passage of time is recognized as interest expense.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company's accounting policy for exploration and evaluation assets.

(d)  Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits are recorded as a reduction to the cumulative costs incurred and capitalized on the related property in the period it is received.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)  Exploration and evaluation expenditures (continued)

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(e) Share capital

Common shares

Common shares issued are classified as share capital, a component of shareholders' equity. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from share capital.

Equity units

Proceeds received on the issuance of units, comprised of common shares and warrants, are allocated using the residual value method. Under the residual value method, proceeds are allocated to the common shares up to their fair value, determined by reference to the quoted market price of the common shares on the issuance date, and the balance, if any, to the reserve for warrants.

(f) Share options and warrants

All share options and warrants are included in reserves, a component of shareholders' equity, until exercised. Upon exercise, the consideration received plus the amounts in reserves attributable to the options and/or warrants being exercised are credited to share capital. When share options and warrants expire unexercised or are cancelled, other than cancellations resulting from forfeitures when vesting conditions are not satisfied, the amounts recognized in reserves are reclassified to accumulated deficit.

Stock-based compensation to employees are measured at the fair value of the instruments granted. Stock-based compensation is measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model. The offset to the recorded expense is to reserves. The fair value of awards is calculated using the Black-Scholes option pricing model which considers the following factors:

• Exercise price	• Current market price of the underlying shares
• Expected life of the award	• Risk-free interest rate
• Forfeiture rate	• Expected volatility

(g) Income taxes

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on taxable income for the period.

Deferred tax is provided for using the asset and liability method of accounting, whereby deferred tax assets and liabilities are recognized for the future tax effects of differences between the carrying amounts of assets and liabilities in the statement of financial position and the tax bases of the assets and liabilities (temporary differences), unused tax losses and other income tax deductions. Temporary differences on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit or loss are not provided for. Deferred tax assets and liabilities are measured based on the expected manner of realization or settlement of the carrying amounts of the related assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that future taxable profits will be available against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

3.  SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Income taxes (continued)

Income tax on profit or loss comprises current and deferred tax. Income tax is recognized in profit or loss, except deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(h) Loss per share

Loss per share is calculated by dividing loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. The calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

Impairment of non-financial assets

 Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

 The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

 Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

 An impairment loss is charged to profit or loss, except to the extent it reverses gains previously recognized in profit or loss.

4. CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Critical judgments

The critical judgments, apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the financial statements are as follows:

Going concern

The assessment of the Company's ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

4. CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Key sources of estimation uncertainty

The key assumptions management has made about the future and other major sources of estimation uncertainty at the date of the statement of financial position that have significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

As at June 30, 2019 and 2018, the Company has not recognized any deferred tax assets for deductible temporary differences. Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

Valuation of stock-based compensation

The Company uses the Black-Scholes option pricing model for valuation of stock-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

5. ACCOUNTING STANDARDS NOT YET EFFECTIVE

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended June 30, 2019 and have not been applied in preparing these financial statements, including IFRS 16 - Leases (effective for annual periods beginning on or after January 1, 2019). The Company anticipates that the application of the above new and revised standard, amendment and interpretation will have no material impact on its results and financial position. Other accounting standards or amendments to existing accounting standards that have been issued and have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

6. EXPLORATION AND EVALUATION ASSETS

On May 1, 2019, the Company entered into a purchase agreement with Longford Capital Corp. ("Longford Capital") and James Douglas Rogers to acquire a 100% interest in the Bakar Property for $50,000 and the issuance of 1,250,000 common shares of the Company ("Bakar Purchase Agreement"). Longford Capital shall retain a 2% net smelter royalty on the property. The Company has six months from the closing date of June 15, 2019 to incur $200,000 of expenditures on the property and register and record such expenditures with the British Columbia Minerals Title Branch (the "Expenditures").

The Company will pay Longford Exploration Services Ltd. for the work (plus disbursements) (the "Work Fee") as billed in accordance with the contractor's billing practices from time to time.

In addition to the Work Fee, the Company will pay a management fee (and, collectively with the Work Fee, the "Fees") as a percentage of the aggregate Work Fees (the "Project Costs"). The amount of management fee based on the Project Cost as follows:

  15% if the Project Cost is less than $200,000;
  12% if the Project Cost is greater than $200,000 and less than $650,000;
  10% if the Project Cost is equal to or greater than $650,000.

Costs incurred with respect to the property are summarized below:

Acquisition Costs	Bakar Property
Balance, June 30, 2017 and 2018	$-
Additions	35,086
Balance, June 30, 2019	$35,086

Deferred Exploration Costs
Balance, June 30, 2017 and 2018	$-
Geophysical Survey	181,925
Consulting	18,594
Exploration	119,683
Balance, June 30, 2019	$320,202

Total
Balance, June 30, 2017 and 2018	$-
Balance, June 30, 2019	$355,288

As at June 30, 2019, the Company paid $10,000 of the $50,000 cash purchase price.

Subsequent to June 30, 2019, the Company and Longford Capital amended the closing date of the Bakar Purchase Agreement to July 14, 2019. On July 12, 2019, the Company paid the remaining $40,000 cash and issued 1,250,000 common shares to acquire a 100% interest in the Bakar Property (Note 15).

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

 At June 30, 2019 and 2018, the Company's accounts payable and accrued liabilities are comprised of the following:

	June 30, 2019	June 30, 2018
Trade payables and accrued liabilities	$118,772	$15,968
	$118,772	$15,968

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

8. SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

(b) Issued

On May 28, 2019, the Company issued 40,000 common shares for proceeds of $6,000 upon the exercise of warrants at $0.15 per common shares. The Company's share price on the date of exercise was $0.16. The Company incurred $328 of share issuance costs.

On June 1, 2018, the Company issued 4,400,000 units at a price of $0.125 per unit for proceeds of $550,000. The Company incurred $2,825 of share issuance costs. Each unit consists of one common share and one share purchase warrant exercisable at $0.15 for a period of 12 months. The warrants were assigned a residual value of $nil in accordance with the Company's accounting policy.

9. OPTIONS AND WARRANTS

(a) Options

The Black-Scholes option pricing model inputs for options granted and vested during the year ended June 30, 2019 is as follows:

Grant Date	Expiry Date	Share Price at Grant Date	Exercise Price	Risk-Free Interest Rate	Expected Life	Volatility Factor	Dividend Yield	Fair Value
11-Jul-2018	11-Jul-2021	$0.32	$0.30	2.02%	3	183%	0	$0.29

The risk-free rate of periods within the expected life of the stock option is based on the Canadian government bond rate. The forfeiture rate assumption is based on historical results and the annualized volatility is based on comparable companies' historical share prices.

Total expenses arising from stock-based compensation recognized during the year ended June 30, 2019 were $585,900 (2018 - $nil) using the Black-Scholes option pricing model.

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The terms of the options granted are fixed by the Board of Directors, and are not to exceed ten years. The exercise prices of the options are determined by the Board of Directors, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the options are granted, less any discount permitted by the Exchange.

Options granted under the plan may vest immediately on grant, or over a period as determined by the Board of Directors or, in respect of options granted for investor relations services, as prescribed by Exchange policy.

A continuity schedule of the Company's outstanding stock options for the years ended June 30, 2019 and 2018 are as follows:

	June 30, 2019		June 30, 2018
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of year	-	$-	-	$-
Granted	2,050,000	0.30	-	-
Outstanding and exercisable, end of year	2,050,000	$0.30	-	$-

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

9.  OPTIONS AND WARRANTS (continued)

(a) Options (continued)

At June 30, 2019, the Company had outstanding stock options exercisable to acquire common shares of the Company as follows:

Expiry date	Options outstanding	Exercise price	Weighted average remaining contractual life (in years)
July 11, 2021	2,050,000	$ 0. 30	2.03

(b) Warrants

A continuity schedule of the Company's outstanding common share purchase warrants for the years ended June 30, 2019 and 2018 is as follows:

	June 30, 2019		June 30, 2018
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of year	4,400,000	$0.15	-	$-
Issued	-	-	4,400,000	0.15
Exercised	(40,000)	0.15	-	-
Expired	(4,360,000)	0.15	-	-
Outstanding, end of year	-	$-	4,400,000	$0.15

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	June 30, 2019	June 30, 2018
Net loss for the year	$(967,668)	$(102,615)
Canadian federal and provincial statutory income tax rate	27.00%	26.50%
Income tax benefit based on Canadian statutory income tax rates	(261,270)	(27,193)

Effects of the following:
Non-deductible expenditures	158,705	-
Changes in unrecognized deferred tax assets	102,654	325,549
Effect of change in tax rates	-	(298,872)
Under provided in prior years	-	1,799
Changes in timing differences	(89)	(1,283)
Income tax benefit	$-	$-

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

10.  INCOME TAXES (continued)

At June 30, 2019 and 2018, the Company had deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized as follows:

	June 30, 2019	June 30, 2018
Non-capital loss carry-forwards	$9,671,326	$9,287,224
Deductible temporary differences relating to:
Exploration and evaluation assets, property and equipment	4,210,841	4,211,063
Share issue cost	6,430	10,330
Capital losses	16,484,659	16,484,660
	$30,373,256	$29,993,277

The Canadian non-capital losses at June 30, 2019 expire as follows:

Expiry date	Amount
2026	$759,200
2027	1,165,500
2028	55,700
2029	1,046,800
2031	1,111,900
2032	1,530,000
2033	811,800
2034	1,056,800
2035	940,600
2036	348,700
2037	248,100
2038	212,100
2039	384,100
$9,671,300

11. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to continue its business and maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. The Company's capital includes the components of its shareholders' equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash. In order to preserve cash, the Company does not pay any dividends.

The Company is not subject to any externally imposed capital requirements. The Company did not change their capital management approach during the year ended June 30, 2019.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

12. FINANCIAL INSTRUMENTS

(a) Classifications

The Company's financial assets and liabilities are classified as follows:

	June 30, 2019	June 30, 2018
Financial assets:
Fair value through profit and loss
Cash	$784,845	$1,427,306

Financial liabilities:
Other financial liabilities
Accounts payable and accrued liabilities	$118,772	$15,968
	$118,772	$15,968

(b) Fair value information

The fair values of the Company's cash and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that reflects the significance of inputs used in measuring fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs)

At June 30, 2019 and 2018, the Company had no financial assets measured and recognized on the statement of financial position at fair value belonging in Level 2 or Level 3 of the fair value hierarchy.

(c) Financial instrument risk exposure

The Company's financial instruments expose the Company to certain financial risks, including credit risk, liquidity risk, interest rate risk, foreign currency risk and other price risk.

(i) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. At June 30, 2019 and 2018, the Company's cash exposes the Company to credit risk.

The Company limits its exposure to credit risk by maintaining its cash with high credit quality financial institutions in Canada.

(ii)  Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital (Note 11). At June 30, 2019, the Company had cash of $784,845 (2018 - $1,427,306) and accounts payable and accrued liabilities of $118,772 (2018 - $15,968) with contractual maturities of less than one year.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

12.  FINANCIAL INSTRUMENTS (continued)

(iii) Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk; and

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

Current financial assets and financial liabilities are generally not exposed to interest rate cash flow risk due to their short-term nature and maturity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies. As at June 30, 2019 and 2018, the Company is not exposed to currency risk as all balances are denominated in Canadian dollars.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk, financial market risk, or currency risk. As at June 30, 2019 and 2018, the Company is not exposed to significant other price risk.

13. SEGMENTED INFORMATION

The Company is organized into business units based on exploration and evaluation assets and has one reportable operating segment, being that of acquisition and exploration and evaluation activities in Canada. The Company's non-current assets as at June 30, 2019 are all in Canada.

As at June 30, 2018, the Company did not have any reportable operating segments.

DISTRICT METALS CORP. (formerly MK2 Ventures Ltd.) Notes to the Financial Statements For the years ended June 30, 2019 and 2018 (Expressed in Canadian Dollars)

14. RELATED PARTY TRANSACTIONS

The Company's related parties consist of its key management personnel, including its directors, officers and the following companies with common directors or officers:

Related party	Nature of transactions
Elysian Enterprises Ltd.	Management fees
Owen Bird Law Corporation	Legal and professional services

Both of these companies ceased to be related parties during the year ended June 30, 2018.

During the normal course of business, the Company enters into transactions with its related parties that are considered to be arm's length transactions and made at normal market prices and on normal commercial terms.

(a) Key management compensation for the years ended June 30, 2019 and 2018 were as follows:

	For the Years Ended
	June 30, 2019	June 30, 2018
Short-term benefits	$116,750	$15,000

(b) During the year ended June 30, 2019, the Company incurred $Nil (2018 - $15,000) for management fees provided by Elysian Enterprises Ltd., an entity controlled by the Company's former Chief Executive Officer.  As at June 30, 2018, this entity is no longer a related party.

(c) During the year ended June 30, 2019, the Company incurred $Nil (2018 - $3,660) for legal fees and other professional services provided by Owen Bird Law Corporation, an entity in which a former director of the Company is a shareholder. As at June 30, 2018, this entity is no longer a related party.

(d) During the year ended June 30, 2019, the Company incurred $116,750 (2018 - $Nil) for consulting fees provided by the Company's Chief Executive Officer.

(e) During the year ended June 30, 2019, the Company incurred stock-based compensation expense of $385,836 related to stock options granted to officers and directors of the Company.

(f) At June 30, 2019 and 2018, the Company had no fees owing to related parties.

15.  SUBSEQUENT EVENTS

On August 12, 2019, the Company issued 1,065,000 incentive stock options to directors, officers and consultants of the Company.  The options vested immediately and are exercisable at $0.20 for a period of 5 years from the grant date.

In July 2019, the Company completed the option payments for the Bakar Purchase Agreement by paying $40,000 cash and issuing 1,250,000 common shares (Note 6).

DISTRICT METALS CORP.

Condensed Consolidated Interim Financial Statements

For the nine months ended March 31, 2021 and 2020

(Expressed in Canadian Dollars - unaudited)

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

As at	March 31, 2021 (unaudited)	June 30, 2020
ASSETS
Current assets
Cash and cash equivalents (Note 3)	$4,931,967	$2,512,091
GST and VAT receivable	51,589	2,927
Prepaid expenses	37,182	9,806
Marketable securities (Notes 4 and 10)	110,000	-

	5,130,738	2,524,824
Advances (Note 4)	-	89,593
Exploration and evaluation assets (Note 4)	2,573,565	2,116,429

TOTAL ASSETS	$7,704,303	$4,730,846

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Notes 5 and 8)	$321,013	$262,747

TOTAL LIABILITIES	321,013	262,747

SHAREHOLDERS' EQUITY
Share capital (Note 6)	63,540,345	59,496,635
Reserve (Note 7)	2,262,979	1,100,559
Accumulated deficit	(58,420,034)	(56,129,095)

TOTAL SHAREHOLDERS' EQUITY	7,383,290	4,468,099

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,704,303	$4,730,846

Subsequent events (Note 12)

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 28, 2021. They are signed on behalf of the Board of Directors by:

"Joanna Cameron"	"Garrett Ainsworth"
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars - unaudited)

	For the Three Months Ended		For the Nine months Ended
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
EXPENSES
General and administrative costs	$64,369	$37,486	$218,335	$110,665
Marketing and investor relations (Note 8)	116,046	5,446	511,070	25,126
Consulting fees (Note 8)	157,818	47,500	441,196	167,750
Property investigation costs	-	10,465	-	15,646
Stock-based compensation (Notes 7 and 8)	23,908	-	728,022	205,015
Transfer agent, regulatory and listing fees	13,642	14,223	26,074	25,168
Foreign exchange (gain) loss	3,396	-	(1,694)	-
Unrealized gain on investments (Note 4)	(30,000)	-	(30,000)	-
Write-down (recovery) of mineral property (Note 4)	(58,601)	-	397,936	-

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$290,578	$115,120	$2,290,939	$549,370

Basic and diluted loss per share for the period	$0.00	$0.00	$0.04	$0.02
Weighted average number of common shares outstanding	75,837,778	33,073,303	64,956,487	33,018,758

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Cash Flow

(Expressed in Canadian Dollars - unaudited)

	For the Nine months Ended
	March 31, 2021	March 31, 2020
Cash flows provided from (used in):
OPERATING ACTIVITIES
Net loss for the period	$(2,290,939)	$(549,370)
Adjustments for items not affecting cash:
Write-down of mineral property	397,936	-
Stock-based compensation	728,022	205,015
Gain on investment	(30,000)	-
Net changes in non-cash working capital items:
GST and VAT receivable and prepaid expenses	(76,038)	(15,035)
Accounts payable and accrued liabilities	144,390	(67,575)
Net cash flows used in operating activities	(1,126,629)	(426,965)

INVESTING ACTIVITIES
Proceeds from sale of exploration and evaluation asset interest	50,000	-
Exploration and evaluation assets	(859,987)	(62,051)
Net cash flows used in investing activities	(809,987)	(62,051)

FINANCING ACTIVITIES
Proceeds from private placement, net of cash share issuance costs	4,269,392	-
Proceeds from the exercise of stock options	87,100	-
Net cash flows provided by financing activities	4,356,492	-

Net increase (decrease) in cash	2,419,876	(489,016)
Cash and cash equivalents, beginning of period	2,512,091	784,845
Cash and cash equivalents, end of period	$4,931,967	$295,829

Supplemental cash flow information:
Advances incurred and reclassified to exploration and evaluation assets	$89,593	$-
Non-cash share issuance for exploration and evaluation assets	121,616	-
Fair value of shares received for sale of exploration and evaluation asset interest	80,000	-
Exploration and evaluation assets included in accounts payable and accrued liabilities	86,124	-

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars - unaudited)

	Number of shares	Amount	Reserve	Accumulated deficit	Total
Balance at June 30, 2019	31,823,303	$55,496,351	$585,900	$(55,038,535)	$1,043,716
Common shares issued for property payment	1,250,000	200,000	-	-	200,000
Stock-based compensation	-	-	205,015	-	205,015
Net loss for the period	-	-	-	(549,370)	(549,370)
Balance at March 31, 2020	33,073,303	$55,696,351	$790,915	$(55,587,905)	$899,361

Balance at June 30, 2020	59,422,524	$59,496,635	$1,100,559	$(56,129,095)	$4,468,099
Common shares issued for private placement	15,833,333	4,750,000	-	-	4,750,000
Share issuance costs	-	(995,847)	515,239	-	(480,608)
Common shares issued for property payment	253,366	121,616	-	-	121,616
Common shares issued for stock option exercise	360,000	87,100	-	-	87,100
Fair value reclassification for stock option exercise	-	80,841	(80,841)	-	-
Stock-based compensation	-	-	728,022	-	728,022
Net loss for the period	-	-	-	(2,290,939)	(2,290,939)
Balance at March 31, 2021	75,869,223	$63,540,345	$2,262,979	$(58,420,034)	$7,383,290

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

1. NATURE OF OPERATIONS

District Metals Corp. (the "Company" or "District Metals") was incorporated under the provincial laws of the Province of Alberta on July 24, 1989 and continued in the Province of British Columbia on March 31, 2006. The Company's registered office is located at Suite 1200, 200 Burrard Street, Vancouver, BC, V7X 1T2. The Company is listed on the TSX Venture Exchange (the "Exchange") and trades under the symbol "DMX".

On March 11 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus ("COVID-19") as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities and access to properties.

2. SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's June 30, 2020 audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss ("FVTPL"), which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors on May 28, 2021 and follow the same accounting policies and methods of computation as the most recent annual financial statements, except for the impact of the changes in accounting policies disclosed below:

a) Functional and presentation currency

Items included in the condensed consolidated interim financial statements of the Company and its wholly owned subsidiary are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the Company and its subsidiary, District Metals AB (Sweden) is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand together with short-term investments, consisting of highly rated and liquid short-term investment certificates that are readily convertible to cash, and are classified and measured as amortized cost.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Significant accounting judgments and key sources of estimation uncertainty

Impairment of long-lived assets

The Company evaluates each long-term asset each reporting period to determine if there are any indications of impairment. If any such indications exist, an estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The estimates and assumptions used to estimate the recoverable amount of the long-lived assets are subject to risk and uncertainty and there is the possibility that changes in circumstances will alter these estimates and assumptions.

Determination of functional currency

The functional currency for the Company and its subsidiary is the currency of the primary economic environment in which the respective entity operates; the functional currency of District Metals Corp. and District Metals AB is determined to be the Canadian dollar. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiary if there is a change in events and/or conditions which determine the primary economic environment.

Valuation of stock-based compensation

The Company uses the Black-Scholes option pricing model for valuation of stock-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

d) New accounting standard and amendments

The Company adopted the following new accounting standard and amendment:

Amendments to IFRS 3, Business Combinations (effective January 1, 2020) assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendment had no impact on the Company's condensed consolidated interim financial statements.

3. CASH AND CASH EQUIVALENTS

At March 31, 2021 and June 30, 2020, the Company's cash and cash equivalents are composed of the following:

	March 31, 2021	June 30, 2020
Cash held in bank accounts	$4,131,967	$2,512,091
Cash equivalents	800,000	-
Total	$4,931,967	$2,512,091

Cash equivalents are held in cashable guaranteed investment certificates with an interest rate of 0.30%.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

4. EXPLORATION AND EVALUATION ASSETS

	Tomtebo Property	Bakar Property	Total
Acquisition Costs
Balance, June 30, 2019	$-	$35,086	$35,086
Additions	1,499,090	240,000	1,739,090
Balance, June 30, 2020	1,499,090	275,086	1,774,176
Additions (Note 5)	121,616	-	121,616
Property interest sale	-	(130,000)	(130,000)
Balance, March 31, 2021	$1,620,706	$145,086	$1,765,792

Deferred Exploration Costs
Balance, June 30, 2019	$-	$320,202	$320,202
Consulting	-	19,469	19,469
Exploration	-	2,582	2,582
Balance, June 30, 2020	-	342,253	342,253
Consulting	568,131	1,333	569,464
Exploration (recovery)	352,228	(58,236)	293,992
Balance, March 31, 2021	$920,359	$285,350	$1,205,709

Write-down of mineral property	$-	$(397,936)	$(397,936)

Total
Balance, June 30, 2020	$1,499,090	$617,339	$2,116,429
Balance, March 31, 2021	$2,541,065	$32,500	$2,573,565

Tomtebo Property

On June 30, 2020, the Company completed its acquisition of 100% ownership of the Tomtebo and Trollberget properties ("Tomtebo Property") from Viad Royalties AB, a wholly-owned subsidiary of EMX Royalty Corp. ("EMX"), for $35,000 and the issuance of 5,882,830 common shares of the Company, with a fair value of $1,353,050 ("Tomtebo Purchase Agreement" or the "Transaction"). EMX retained a 2.5% net smelter royalty on each of the properties. The Company also entered into a shareholder rights agreement with EMX pursuant to which, among other things, EMX has been granted a top-up right (the "Top-Up Right") to maintain its proportionate shareholding in the Company at no additional consideration until the earlier of the five year anniversary of the closing of the Transaction and completion of a financing raising gross proceeds of at least $600,000, up to a maximum of 3,000,000 common shares in the capital of the Company.

To retain the Tomtebo Property, the Company must:

i) incur $1,000,000 of eligible expenditures on the Tomtebo Property within two years of the closing of the Transaction, which was completed subsequent to March 31, 2021; and

ii) complete a minimum of 2,000 m of drilling within three years of completion of the proposed Transaction, which was completed subsequent to March 31, 2021, and an aggregate of 5,000 m within five years of completion of the proposed Transaction.

Also in connection with the closing of the Transaction, pursuant to the previously announced services agreement between the Company, Vector Geological Solutions Inc., (the "Consultant") and Daniel MacNeil, as principal of the Consultant, the Company issued 466,390 common shares in the capital of the Company, with a fair value of $107,270, to the Consultant (the "Finder Shares"). During the nine months ended March 31, 2021, issued an additional 33,610 common shares with a fair value of $16,133, which satisfies all Top-Up Right obligations for the Finder Shares associated with the Tomtebo Purchase Agreement. The Consultant is at arm's length to the Company.

During the nine months ended March 31, 2021, the Company issued 219,756 common shares with a fair value $105,483 to EMX pursuant to the Top-Up Right in the Tomtebo Purchase Agreement, which satisfies all Top-Up Right obligations in the Tomtebo Purchase Agreement.

As at March 31, 2021 $Nil (June 30, 2020 - $89,593) had been advanced for exploration expenditures to be incurred subsequent to period end.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

4. EXPLORATION AND EVALUATION ASSETS (continued)

Bakar Property

On December 18, 2020, the Company sold an 80% interest in its Bakar Property to Sherpa II Holdings Corp. ("Sherpa II") (the "Bakar Sale Agreement"), an arms-length third party. Pursuant to the Bakar Sale Agreement, Sherpa II acquired an 80% interest in the Bakar Property for the following consideration:

  $50,000 cash payment (received);
  1,000,000 common shares of Sherpa II (received; fair value at December 31, 2020 of $80,000);
  $200,000 in work expenditures within nine months of closing; and
  Carry over of the 2.0% NSR from the royalty agreement dated July 12, 2019 between the Company and Longford Capital Corp. on one of the eight mineral claims that comprises Bakar, which covers 1,352 hectares (ha) out of the 15,687 ha Property. The 2.0% NSR may be repurchased entirely for $6,500,000 cash.

The purchase consideration pursuant to the Baker Sale Agreement was lower than the Company's carrying value of the Bakar Property, as such, the Company determined that indicators of impairment existed. A test of the recoverable amount of the Bakar Property resulted in an impairment loss of $397,936 during the nine months ended March 31, 2021. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the property at this stage of operations. In estimating the fair value less costs of disposal, management estimated the fair value of the property based on the consideration stated in the Bakar Sale Agreement, level 3 in the fair value hierarchy.

During the three and nine months ended March 31, 2021, the Company received a refund of $58,236 from the Government of Canada related to Mineral Exploration Tax Credit ("METC"), which was recorded as a recovery against exploration expenses on the Bakar Property.

During the three and nine months ended March 31, 2021, the Company recorded an unrealized gain of $30,000 (2020 - $Nil) on its investment in Sherpa II.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At March 31, 2021 and June 30, 2020, the Company's accounts payable and accrued liabilities are composed of the following:

	March 31, 2021	June 30, 2020
Accounts payable	$95,960	$132,318
Accrued liabilities	225,053	130,429
Total	$321,013	$262,747

6. SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

b) Issued

On July 12, 2019, the Company issued 1,250,000 common shares with a fair value of $200,000 in accordance with the Bakar Purchase Agreement.

On October 27, 2020, the Company issued 10,000 common shares for gross proceeds of $2,100 in accordance with the exercise of stock options.  In conjunction with the exercise, the Company reclassified $1,519 from reserves to share capital.

On December 21, 2020, the Company issued 100,000 common shares for gross proceeds of $20,000 in accordance with the exercise of stock options. In conjunction with the exercise, the Company reclassified $18,225 from reserves to share capital.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

6. SHARE CAPITAL (continued)

On December 30, 2020, the Company issued 100,000 common shares for gross proceeds of $20,000 in accordance with the exercise of stock options. In conjunction with the exercise, the Company reclassified $18,225 from reserves to share capital.

On December 30, 2020, the Company issued 15,833,333 units with a fair value of $4,750,000 in accordance with the closing of a brokered private placement.  Each unit comprises one common share and one-half common share purchase warrant, exercisable at $0.42 per share until December 30, 2022 (a "Unit"). Cash share issuance costs of $480,608 were incurred and 850,000 compensation options with a fair value of $515,239 were granted to finders. Each compensation option entitles the holder to purchase one Unit at an exercise price of $0.30. The fair value of the compensation options was determined using an options pricing model with the following inputs on date of issuance: allocated share price of $0.0001 for the share component of the unit; allocated price of $0.42 for the warrant component of the unit; exercise price of the Unit of $0.30; expected life of 2.0 years for both the share component and warrant component of the unit; expected volatility of 111%; risk free rate of 0.20%; and expected dividend yield of 0%.

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected life of options is the average expected period to exercise. Volatility is based on available historical volatility of the Company's share price.

On December 30, 2020, the Company issued a total of 253,366 common shares with a fair value of $121,616 in accordance with the Top-Up Right clause of the Tomtebo Purchase Agreement (Note 4).

On February 19, 2021, the Company issued 150,000 common shares for gross proceeds of $45,000 in accordance with the exercise of stock options. In conjunction with the exercise, the Company reclassified $42,872 from reserves to share capital.

7. OPTIONS AND WARRANTS

a) Options

The Black-Scholes option pricing model inputs for options granted and vested during the nine months ended March 31, 2021 and 2020 are as follows:

Grant Date	Expiry Date	Exercise Price	Risk-Free Interest Rate	Expected Life	Volatility Factor	Dividend Yield	Fair Value
12-Aug-2019	12-Aug-2024	$0.20	1.20%	5	164%	0	$0.19
7-Oct-2020	7-Oct-2025	$0.33	0.36%	5	137%	0	$0.33
30-Dec-2020	30-Dec-2025	$0.46	0.41%	5	130%	0	$0.41
18-Jan-2021	18-Jan-2026	$0.45	0.41%	5	129%	0	$0.37

The risk-free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected life of options is the average expected period to exercise. Volatility is based on available historical volatility of the Company's share price.

On October 7, 2020, the Company granted 300,000 stock options with a fair value of $97,909 to a director of the Company, which vested immediately.

On December 30, 2020, the Company granted 1,400,000 stock options with a fair value of $576,176 to officers, directors and consultants of the Company, which vested immediately.

On January 18, 2021, the Company granted 50,000 stock options with a fair value of $18,714 a consultant of the Company, which vested immediately.

Total stock-based compensation expense recognized during the three and nine months ended March 31, 2021 was $23,908 (2020 - $Nil) and $728,022 (2020 - $205,015), respectively.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

7. OPTIONS AND WARRANTS (continued)

a) Options (continued)

A continuity schedule of the Company's outstanding stock options for the nine months ended March 31, 2021 and 2020 are as follows:

	March 31, 2021		March 31, 2020
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of period	4,980,000	$0.24	2,050,000	$0.30
Granted	1,750,000	0.44	1,065,000	0.20
Exercised	(360,000)	(0.24)	-	-
Outstanding, end of period	6,370,000	$0.30	3,115,000	$0.27

At March 31, 2021, the Company had outstanding stock options exercisable to acquire common shares of the Company as follows:

Expiry date	Options outstanding	Options exercisable	Exercise price	Weighted average remaining contractual life (in years)
July 11, 2021	1,900,000	1,900,000	$ 0.30	0.28
August 12, 2024	865,000	865,000	$ 0.20	3.37
June 2, 2025	1,855,000	1,855,000	$ 0.21	4.18
October 7, 2025	300,000	300,000	$ 0.33	4.52
December 30, 2025	1,400,000	1,400,000	$ 0.46	4.75
January 18, 2026	50,000	50,000	$ 0.45	4.81
	6,370,000	6,370,000	$ 0.30	3.05

b) Warrants

On December 30, 2020, the Company issued 7,916,666 warrants in accordance with the closing of a brokered private placement. Each warrant is exercisable at $0.42 per share until December 30, 2022. The Company uses the residual value method to value warrants issued as part of private placements. No value was assigned to the warrants issued during the nine months ended March 31, 2021.

A continuity schedule of the Company's outstanding warrants for the nine months ended March 31, 2021 and 2020 are as follows:

	March 31, 2021		March 31, 2020
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of period	-	$-	-	$-
Granted	7,916,666	0.42	-	-
Outstanding, end of period	7,916,666	$0.42	-	$-

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

7. OPTIONS AND WARRANTS (continued)

b) Warrants (continued)

At March 31, 2021, the Company had outstanding warrants exercisable to acquire common shares of the Company as follows:

Expiry date	Warrants outstanding	Warrants exercisable	Exercise price	Weighted average remaining contractual life (in years)
December 30, 2022	7,916,666	7,916,666	$ 0. 42	1.75

c) Compensation options

A continuity schedule of the Company's outstanding compensation options for the nine months ended March 31, 2021 and 2020 are as follows:

	March 31, 2021		March 31, 2020
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

Outstanding, beginning of period	-	$-	-	$-
Granted	850,000	0.30(1)/ 0.42(2)	-	-
Outstanding, end of period	850,000	$0.30 / 0.42	-	$-

(1) The holder of each compensation option is entitled to purchase one Unit at an exercise price of $0.30.

(2) Each whole common share purchase warrant is exercisable into one common share of the Company at an exercise price of $0.42.

Subsequent to March 31, 2021, 2,400 compensation options were exercised for gross proceeds of $720.  Accordingly, 2,400 common shares and 1,200 share purchase warrants were issued.

8. RELATED PARTY TRANSACTIONS

The Company's related parties consist of its key management personnel, including its directors and officers.

During the normal course of business, the Company enters into transactions with its related parties that are considered to be arm's length transactions and made at normal market prices and on normal commercial terms.

Key management compensation included in management and consulting fees for the nine months ended March 31, 2021 and 2020 were as follows:

(a)

	For the Nine months Ended
	March 31, 2021	March 31, 2020
Salary	$266,832	$-
Short-term benefits	$36,550	$60,000

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

8. RELATED PARTY TRANSACTIONS (continued)

(b) On June 1, 2020, the Company entered into an employment agreement with the Company's Chief Executive Officer ("CEO") effective June 1, 2020, pursuant to which, if the Company experiences a change of control the CEO is entitled to 24 months of salary. Pursuant to the employment agreement, the Company incurred a salary of $266,832 to the CEO during the nine months ended March 31, 2021, recorded in management fees. During the nine months ended March 31, 2021 and 2020, the Company incurred consulting fees of $25,550 and $60,000, respectively, for services provided by the CEO, CFO, a director and the Vice President of Exploration and Development.

(c) During the nine months ended March 31, 2021 and 2020, the Company incurred stock-based compensation expense of $575,737 and $205,015, respectively, related to stock options granted to officers and directors of the Company.

(d) During the nine months ended March 31, 2021 and 2020, the Company incurred director's fees of $11,000 and $Nil, respectively, recorded in management fees, to directors of the Company.

(e) At March 31, 2021, the Company had $5,828 (June 30, 2020 - $87,183) owing to related parties. These amounts are non-interest bearing and have no fixed term of repayment.

9. MANAGEMENT OF CAPITAL

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to continue its business and maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. The Company's capital includes the components of its shareholders' equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash. In order to preserve cash, the Company does not pay any dividends.

The Company is not subject to any externally imposed capital requirements. The Company did not change their capital management approach during the period ended March 31, 2021.

The Company's ability to continue its operations is dependent on its success in raising equity through share issuances, suitable debt financing and/or other financing arrangements.

10. FINANCIAL INSTRUMENTS

a) Categories of financial instruments and fair value measurements

The Company's financial assets and liabilities are classified as follows:

	March 31, 2021	June 30, 2020
Financial assets:
Fair value through profit and loss
Cash and cash equivalents	$4,931,967	$2,512,091
Marketable securities	110,000	-

Financial liabilities:
Other financial liabilities
Accounts payable and accrued liabilities	$321,013	$262,747

Accounts payable and accrued liabilities includes amounts due to related parties.

The fair values of the Company's cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that reflects the significance of inputs used in measuring fair value as follows:

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

10. FINANCIAL INSTRUMENTS (continued)

b) Management of financial risks (continued)

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Marketable securities represent 1,000,000 common shares of Sherpa II received in connection with the sale of the Bakar property (Note 4) and are measured at Level 1 of the fair value hierarchy.

At March 31, 2021 and June 30, 2020, the Company had no financial assets measured and recognized on the condensed consolidated interim statement of financial position at fair value belonging in Level 2 or Level 3 of the fair value hierarchy.

b) Management of financial risks

The Company's financial instruments expose the Company to certain financial risks, including credit risk, liquidity risk, interest rate risk and foreign currency risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. At March 31, 2021, the Company was exposed to credit risk on its cash and cash equivalents.

The Company's cash and cash equivalents are held with high credit quality financial institutions in Canada and Sweden. As at March 31, 2021, management considers its exposure to credit risk to be low.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by maintaining adequate cash and managing its capital and expenditures.

At March 31, 2021, the Company had cash and cash equivalents of $4,931,967 (June 30, 2020 - $2,512,091) and accounts payable and accrued liabilities of $321,013 (June 30, 2020 - $262,747) with contractual maturities of less than one year. The Company had sufficient cash to meet its current liabilities at March 31, 2021. The Company assessed its liquidity risk as low as at March 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company's financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity. The Company is not exposed to interest rate risk at March 31, 2021.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

As at March 31, 2021, the Company is exposed to foreign currency risk, as it has cash, accounts payables and accrued liabilities denominated in Swedish Krona. Based on its volume of transactions, the Company determines its foreign currency risk is not significant.

DISTRICT METALS CORP. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended March 31, 2021 and 2020 (Expressed in Canadian Dollars - unaudited)

11. SEGMENTED INFORMATION

The Company is organized into business units based on exploration and evaluation assets and has two reportable operating segments, being that of acquisition and exploration and evaluation activities in Canada and Sweden. The Company is in the exploration stage and has no reportable segment revenues or operating results.

The Company's total assets are segmented geographically as follows:

	Sweden	Canada	Total
As at March 31, 2021
Current Assets	$202,549	$4,928,189	$5,130,738
Exploration and evaluation assets	2,541,065	32,500	2,573,565
	$2,743,614	$4,960,689	$7,704,303

As at June 30, 2020
Current Assets	$3,673	$2,521,151	$2,524,824
Advances	89,593	-	89,593
Exploration and evaluation assets	1,499,090	617,339	2,116,429
	$1,592,356	$3,138,490	$4,730,846

12. SUBSEQUENT EVENTS

Subsequent to March 31, 2021, 2,400 compensation options were exercised for gross proceeds of $720.  Accordingly, 2,400 common shares and 1,200 share purchase warrants were issued.

Subsequent to March 31, 2021, 200,000 stock options were granted to employees and consultants of the Company.  The stock options are exercisable at $0.40 per share for five years and vested on the grant date.

Subsequent to March 31, 2021, 20,000 stock options were cancelled unexercised.